PROXY STATEMENT
AND NOTICE OF 2025
ANNUAL MEETING
OF SHAREHOLDERS

RAYMOND JAMES

Who We Are

Our business is people and their financial well-being.

We are committed to helping individuals, corporations and institutions achieve their unique goals, while also developing and supporting successful professionals, and helping our communities prosper.

OUR FOUR CORE VALUES



We put clients first.

If we do what's right for our clients, the firm will do well and we'll all benefit.



We act with integrity.

We put others above self, and what's right above what's easy. We believe doing well and doing good aren't mutually exclusive.



We value independence.

We respect autonomy, celebrate individuality and welcome diverse perspectives, while encouraging collaboration and innovation.



We think long term.

We act responsibly, taking a conservative approach that translates into a strong, stable firm for clients, advisors, associates and shareholders.

Letters from Leadership

January 8, 2025

Dear Fellow Shareholder,

I am pleased to invite you to our 2025 Annual Meeting of Shareholders, which will be held on February 20, 2025, at 4:30 p.m. Eastern Standard Time (EST).

Raymond James achieved our fourth consecutive year with record results in fiscal 2024, generating annual net revenues of $12.8 billion and net income available to common shareholders of $2.1 billion. Our strong financial performance was driven by record net revenues and pre-tax income in the Private Client Group and Asset Management segments. Once again, our record achievements in varied market environments showcase the strength of our Private Client Group, which is balanced by diverse and complementary businesses.

Following a multi-year succession planning process, designed to build upon the firm's well-established position for future growth, Paul Shoukry was appointed president of Raymond James Financial and will become CEO following the Annual Meeting. Upon becoming CEO, Paul will become only the fourth chief executive in the company's history. I'm confident in our firm's future under the management of Paul and our proven leadership team, and I'm pleased to remain as Executive Chair in support of a successful transition.

We are once again delivering proxy materials to certain shareholders over the Internet. The Notice of Internet Availability of Proxy Materials ("Notice") contains instructions on how to access our Proxy Statement, Annual Report and other soliciting materials, and on how to vote. The Notice also contains instructions on how to request paper copies of these materials if you so desire.

During the meeting, we will consider the proposals described in this Proxy Statement, and I will provide updates on our performance and progress on strategic initiatives. Your vote is very important to us. Whether or not you plan to participate in the meeting directly, we ask that your shares be represented and voted.

On behalf of the Board of Directors and the management of Raymond James, I extend our appreciation for your continued support.

Yours sincerely,



Paul C. Reilly

Chair and Chief
Executive Officer

January 8, 2025

Dear Fellow Shareholder,

On behalf of the Raymond James Financial Board of Directors, Chair and Chief Executive Officer Paul Reilly and I invite you to join us at our 2025 Annual Meeting of Shareholders.

The 2024 fiscal year was an active one at Raymond James - and indeed the world at large. The U.S. economy broadly produced a solid backdrop with surprisingly resilient growth and employment, while inflation moderated allowing the Federal Reserve to initiate a rate cutting cycle. Absorbing this balanced, positive news, equity markets responded by rising to record levels.

Raymond James capitalized on those strong market conditions, producing record revenues, earnings and earnings per share. The firm's Private Client Group and Asset Management segments posted record results, while Capital Markets (despite the continued challenging market environment) and the Bank segment both saw pre-tax income gains. Management continued to grow our capital base, which is among the strongest in the industry, and took steps to diversify funding sources to ensure liquidity keeps pace with our growing businesses. We also continued to be deliberate in returning capital to our investors, both by raising the dividend and repurchasing shares of common stock. This strong performance reflects the continued successful execution of fundamental business strategies and reinforces the criticality of Raymond James' core values — client focus, long-term thinking, independence and integrity.

Importantly, we continue to fortify the firm for the future. We took important steps to position our management team to meet future challenges with the appointment of Paul Shoukry as president and his election to the Board of Directors. In addition, several senior executives were elevated to new or expanded roles in support of Paul's leadership. We were also grateful to welcome Cecily Mistarz as an independent member of our Board and the boards of our subsidiary banks.

Chair and CEO Paul Reilly has been an exceptional leader for the past 14 years. During his tenure, Raymond James has seen compound annual growth in net revenues and pre-tax income of 11% and 15%, respectively, through 2024 fiscal year end, and shareholders have received a total return, including reinvested dividends, of over 600%. At the Annual Meeting, Paul will formally step down as CEO, though he will remain Executive Chair of the Board. We are very excited that Paul Shoukry, who has fully embraced the firm's core values, will assume the CEO position at that time.

On a mournful note, in May we lost director and friend Robert Dutkowsky. Bob had been a valued member of our Board since 2018 and chaired its Compensation & Talent Committee. He was a substantial contributor to the firm's success and will be sorely missed.

We enter fiscal 2025 pleased with our accomplishments and optimistic about our prospects for the year ahead. We remain proud of our associates and the culture that is unique to Raymond James.

Thank you for your continued investment in Raymond James. We wish you the best for the year ahead.

Yours sincerely,



Jeffrey N. Edwards

Lead Independent Director

Notice of 2025 Annual Meeting of Shareholders

Date and Time
Thursday, February 20, 2025, 4:30 p.m. (EST)

Place
Raymond James Financial Center
Tower 3 Community Center
880 Carillon Parkway
St. Petersburg, Florida

Record Date
December 18, 2024 ("Record Date")

Agenda

The following proposals will be voted upon:

Proposal 1:
To elect the twelve (12) director nominees named in the Proxy Statement

Proposal 2:
To hold an advisory vote on our executive compensation

Proposal 3:
To ratify our independent registered public accounting firm for fiscal 2025

Other:
To act on any other business that may properly come before the meeting



Who Can Vote

Shareholders of record on the Record Date



Who Can Attend

Shareholders desiring to attend the Annual Meeting should review page 78 under Questions & Answers about the Annual Meeting. Directions to the Annual Meeting are available at **www.raymondjames.com/investor-relations/news-and-events/shareholders-meeting**



Date of Mailing

A Notice or the Proxy Statement, a 2024 Annual Report to Shareholders, and a form of proxy are first being sent to shareholders and participants in our Employee Stock Ownership Plan on or about January 8, 2025.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on February 20, 2025:

The Proxy Statement, the 2024 Annual Report to Shareholders and the form of proxy card are available online at **www.raymondjames.com/investor-relations/news-and-events/shareholders-meeting**.

Whether or not you are able to attend the Annual Meeting, please complete, sign and return your proxy card by mail, or vote via the Internet or the toll-free telephone number.

By Order of the Board of Directors,

Jonathan N. Santelli,

Executive Vice President, General Counsel and Secretary
January 8, 2025

Table of Contents

Company Highlights

About Raymond James

We are a different kind of financial services firm. At a time when the business of investment advice was about telling, Raymond James started with asking. We asked clients about their needs, their concerns and their long-term goals. And more importantly, we listened, providing truly personalized guidance rooted in people-first service. Over 60 years after our founding, we are a publicly traded, global company with distinct business units that serve clients in all 50 states, Canada, the United Kingdom and continental Europe. Throughout that growth, we've remained true to the core values that made it possible – long-term planning, independence, integrity and client-first service.

Our **mission** is to help individuals, corporations and institutions achieve their unique goals, while also developing and supporting successful professionals, and helping our communities prosper.

Among the keys to our success, our emphasis on putting the client first is at the core of our corporate values. We also believe in maintaining a long-term approach in our decision making. We believe this disciplined approach has helped us build a strong, stable financial services firm for clients, advisors, associates and shareholders.

By the numbers*

$1.57 trillion in total client assets	Approximately **8,800** financial advisors	More than **2x** required total capital ratio	**147** consecutive quarters of profitability	**S&P 500** and **Fortune 400** company	Strong issuer and senior long-term debt credit ratings: **A-/Stable Outlook** (Fitch), **A3/Stable Outlook** (Moody's), **A-/Stable Outlook** (S&P)

Diverse and Complementary Businesses**
Total net revenues of $12.8 billion for fiscal year ended
September 30, 2024



$1.7B Bank
$1.0B Asset Management
$1.5B Capital Markets
$9.5B Private Client Group
$12.8B Net Revenues

FY 2024

* As of September 30, 2024.

** Chart is intended to show relative contribution of each of the firm's four core business segments. Amounts do not add up to total net revenues due to "Other" segment and intersegment eliminations not being depicted. "Other" includes the firm's interest income on certain corporate cash balances, private equity investments and certain other corporate investing activity, and certain corporate overhead costs of RJF that are not allocated to other segments.

Growth Initiatives



Drive organic growth across core businesses



Expand investments in technology



Maintain disciplined focus on strategic M&A and effective integration

2024 Performance Highlights

in millions, except per share amounts	**2024**	**2023**	**% Change**
Net Revenues	$12,821	$11,619	10 %
Net Income Available to Common Shareholders	$2,063	$1,733	19 %
Earnings per Common Share (Diluted)	$9.70	$7.97	22 %
Common Shareholders' Equity Attributable to RJF	$11,594	$10,135	14 %
Common Shares Outstanding	203.3	208.8	(3)%
Book Value per Share	$57.03	$48.54	17 %

All Data as of Fiscal Year Ended September 30, 2024

- Record annual net revenues of $12.82 billion for the fiscal year ended September 30, 2024 ("fiscal 2024"), an increase of 10% over fiscal 2023

- Record net revenues and pre-tax income in Private Client Group and Asset Management segments highlight the strength of our business model and reinforce the value of our diverse and complementary businesses

- Record net income available to common shareholders of $2.06 billion, or $9.70 per diluted share; Record adjusted net income available to common shareholders of $2.14 billion[1], or $10.05 per diluted share[1]

- Return on common equity ("ROE") of 18.9% and adjusted return on common equity ("Adjusted ROE") of 19.6%[1], both strong results particularly given our robust capital position throughout fiscal 2024

- Returned $1.3 billion to shareholders through common stock dividends and common stock repurchases under the Board's common stock repurchase authorization

- Maintained strong capital position with a tier 1 leverage ratio (tier 1 capital to adjusted average assets) of 12.8% and a total capital ratio (total regulatory capital to risk-weighted assets) of 24.1%, well above regulatory requirements

[1] Adjusted net income available to common shareholders, adjusted earnings per common share (diluted), and Adjusted ROE are each non-GAAP financial measures. Please refer to Appendix A for reconciliations of these measures to the most directly comparable GAAP measures and other important disclosures.

Proxy Summary

To help you review the proposals to be voted upon at our 2025 Annual Meeting, we have summarized important information in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should carefully read the entire Proxy Statement and our other proxy materials before voting.

Proposal 1

Election of Directors

The Board recommends a vote **FOR** each director nominee.

See page 15

Director Nominees

The following provides summary information about each director nominee.

Name and Primary Occupation	Independent	Age	Director Since	Committee Membership				
				AC	RC	N&CG	C&T	CPC
Marlene Debel — Executive Vice President, Chief Risk Officer and Head of MetLife Insurance Investments, MetLife, Inc.	✔	58	2020	M	C			M
Jeffrey N. Edwards — Vice Chairman, New Vernon Advisers, LP	✔	63	2014			M	M	M
Benjamin C. Esty — Professor of Business Administration, Harvard University Graduate School of Business Administration	✔	62	2014			M	C	
Art A. Garcia — Retired, Former Chief Financial Officer, Ryder System, Inc.	✔	63	2023		M			M
Anne Gates — Retired, Former President, MGA Entertainment, Inc.	✔	65	2018	M		C		
Gordon L. Johnson — President, Highway Safety Devices, Inc.	✔	67	2010		M		M	
Raymond W. McDaniel, Jr. — Retired, Former Chairman, Moody's Corporation	✔	67	2023		M		M	
Roderick C. McGeary — Retired, Former Chairman, Tegile Systems, Inc.	✔	74	2015	C	M	M		
Cecily M. Mistarz — Retired, Former Executive Vice President and U.S. Chief Risk Officer, BMO Financial Group	✔	63	2024	M	M			
Paul C. Reilly — Chair and Chief Executive Officer, Raymond James Financial		70	2006					M
Raj Seshadri — Chief Commercial Payments Officer, Mastercard Incorporated	✔	59	2019		M		M	
Paul M. Shoukry — President, Raymond James Financial		41	2024					M

AC	Audit Committee	**C&T**	Compensation and Talent Committee	**C**	Chair
RC	Risk Committee	**CPC**	Capital Planning Committee	**M**	Member
N&CG	Nominating and Corporate Governance Committee (formerly Corporate Governance and ESG Committee)				

Board Nominees Snapshot

Our director nominees have a diversity of experience and a variety of complementary skills, education, qualification and viewpoints that strengthen the Board's ability to carry out its oversight role.



42% people of color — 5, 7

33% women — 4, 8

<5 years

5-10 years

>10 years

62.7 average age

41-74 age range

6.6 average years of service

Board Nominees Skills Matrix

The information below summarizes the range of selected qualifications and experiences that each director nominee brings to our Board.

Director Nominee	Financial Industry Experience	Public Company Chair and/or CEO Experience	Financial Reporting	Corporate Governance	Risk Management	Information Technology
Marlene Debel	✔		✔		✔	
Jeffrey N. Edwards	✔		✔	✔	✔	
Benjamin C. Esty	✔		✔	✔	✔	
Art A. Garcia			✔	✔	✔	
Anne Gates		✔	✔	✔	✔	
Gordon L. Johnson	✔			✔		
Raymond W. McDaniel, Jr.	✔	✔	✔	✔	✔	
Roderick C. McGeary		✔	✔	✔		✔
Cecily M. Mistarz	✔		✔		✔	
Paul C. Reilly	✔	✔	✔	✔	✔	
Raj Seshadri	✔				✔	✔
Paul M. Shoukry	✔		✔		✔	

Governance Highlights

Board Independence and Qualifications	• Ten of our current 12 directors, and ten of our 12 director nominees, are non-executive directors who have been deemed independent under Securities and Exchange Commission ("SEC") and New York Stock Exchange ("NYSE") rules • All of our Board committees other than the CPC are composed exclusively of independent directors • Nominees to our Board may not serve on more than three (3) other public company boards
Board Diversity and Refreshment	• 42% of our director nominees are people of color • 33% of our director nominees are women • Non-executive directors may serve for no more than 15 years
Accountability	• Directors are elected for one-year terms • Directors must receive a majority vote of our shareholders to be re-elected • Special meetings of shareholders may be called by holders of 10% or more of our common shares • Our shareholders may act by written consent in lieu of a meeting • We do not maintain a shareholder rights plan, or "poison pill" • We maintain a Director Code of Conduct applicable to the Board • We maintain a robust compensation recoupment ("clawback") policy applicable to executive officers, with triggers including materially imprudent judgment causing financial or reputational harm, along with a separate Dodd-Frank Clawback Policy in line with NYSE requirements • We maintain a proxy access by-law under which holders (or a group of up to 20 holders) of 3% of our shares continuously for at least 3 years may nominate up to the greater of 20% of our Board or two director candidates for inclusion in our proxy statement
Lead Independent Director	• A lead independent director, selected by our non-executive directors, operates pursuant to a separate written charter • Duties include presiding over executive sessions, recommending agenda topics, facilitating annual self-evaluation of the Board and its committees, assisting in the performance evaluation of our CEO, and CEO succession planning
Board Oversight of Risk Management	• Our Board exercises oversight of management's responsibilities to assess and manage our key risks • The Board has delegated aspects of its oversight responsibility to its principal committees
Board Practices	• Our Board and committees annually review their effectiveness with a questionnaire and confidential one-on-one interviews coordinated by a third-party facilitator or the lead independent director, who reports on results in person to the Board • Evaluation includes review of individual director contributions to the Board by each other director • The Board continually adjusts its nomination criteria, with the goal that the Board continues to reflect an appropriate mix of skills and experience
Executive Sessions	• Non-executive directors hold executive sessions without management present at least four times per year • The lead independent director presides over these executive sessions • Each major Board committee generally holds executive sessions at regularly scheduled meetings
Share Ownership Requirements and Trading Limitations	• Robust stock ownership policy requires directors and executive officers to maintain meaningful ownership levels in our stock • Policy restricts trading by directors and executive officers and prohibits certain types of transactions, including use of options, short sales, hedging and pledging of our stock

Proposal 2

Advisory Vote on Executive Compensation

The Board recommends a vote **FOR** this proposal. **See page 38**

Overview

We are asking our shareholders to vote to approve, on an advisory (nonbinding) basis, the compensation of our named executive officers ("NEOs") as disclosed in this Proxy Statement in accordance with the SEC's rules. This proposal, commonly known as a "say-on-pay" proposal, gives our shareholders the opportunity to express their views on our NEOs' compensation.

The following charts present the mix of compensation elements actually received for 2024 performance by our chief executive officer ("CEO") and our other NEOs (average, excluding retirement plan contributions):

Components of Total Direct Compensation — 2024 Actual


Paul C. Reilly
BASE SALARY
3%
STOCK BONUS-PERFORMANCE VESTING
30%
STOCK BONUS-TIME VESTING
19%
CASH BONUS
48%
TOTAL ANNUAL DIRECT COMPENSATION
97%
Performance-Based Compensation
Average NEO
MANAGEMENT AWARDS-TIME VESTING
12%
BASE SALARY
9%
STOCK BONUS-PERFORMANCE VESTING
12%
STOCK BONUS-TIME VESTING
12%
CASH BONUS
55%
TOTAL ANNUAL DIRECT COMPENSATION
79%
Performance-Based Compensation

Response to Say-on-Pay Vote

We hold an annual advisory vote by our shareholders on executive compensation. At the 2024 annual shareholders meeting, 83% of the votes cast were in favor of the "Say-on-Pay" proposal. We believe that the 2024 vote approving the Say-on-Pay proposal once again conveyed our shareholders' strong support of the Compensation and Talent Committee's decisions and our existing executive compensation programs. Based on this feedback, the committee determined to continue our current compensation practices as described herein.


83%

83% of votes in favor of Say-on-Pay Proposal in 2024

Type	Pay Element	Purpose	Link to Strategy
Fixed	**Base Salary**	• Provides base level of pay	• Competitive salaries attract and retain key talent
Variable	**Annual Bonus - Cash**	• Provides competitive incentive opportunity	• Rewards executives who achieve strategic and financial goals that are important for creating shareholder value • Attracts and retains key talent
	Annual Bonus - Equity (Restricted Stock Units or "RSUs")	• Aligns executives with shareholder interests • Time-vesting awards encourage retention by vesting at end of 3-year period (if not otherwise retirement eligible) • Performance vesting awards vest based on company's achievement of Adjusted ROE[1] and relative total shareholder return ("rTSR") thresholds, thus further aligning executives with long-term shareholder interests	• Time-vesting awards serve as a long-term retention tool • Performance-vesting awards encourage executives to focus on key financial metrics where final payout is dependent on company performance and stock price growth
	Management Awards - RSUs	• Aligns executives with shareholder interests • Encourages retention by longer vesting period, generally over a five-year period (if not otherwise retirement eligible)	• Serves as a long-term retention tool and further aligns our executives with our shareholders
	Retirement Plan Contributions	• Profit Sharing, Employee Stock Ownership Plan ("ESOP") and Long-Term Incentive Plan ("LTIP") align executives with shareholder interests since contributions are based on company financial results. 401(k) Plan facilitates retirement savings.	• Provide competitive benefits package and further align executives with our shareholders

[1] Adjusted ROE is a non-GAAP financial measure. Please refer to Appendix A for a reconciliation of this measure to the most directly comparable GAAP measure and other important disclosures.

Our Compensation Practices

What We Do

✓ Pay for performance
✓ Use deferred compensation
✓ Performance-based equity awards
✓ Long vesting periods
✓ "Clawback" policies
✓ Meaningful stock ownership requirements
✓ "Double triggers" for accelerated vesting of equity
✓ Limited perquisites

What We Don't Do

✗ No employment agreements
✗ No dividends on unearned performance-based or unvested U.S. time-based awards
✗ No "gross ups"
✗ No pledging by insiders
✗ No short selling or hedging by insiders
✗ No option re-pricing

Proposal 3

Ratify Appointment of Independent Registered Public Accounting Firm

The Board recommends a vote **FOR** this proposal.	**See page 70**

The Audit Committee has appointed KPMG LLP as the independent registered public accounting firm to audit the company's consolidated financial statements for the fiscal year ending September 30, 2025, and to audit the company's internal control over financial reporting as of September 30, 2025. We are asking our shareholders to ratify this decision by the Audit Committee.

Proposal 1 – Election of Directors

What is being voted on: Election to our Board of 12 director nominees.	**Board recommendation:** After a review of the individual qualifications and experience of each of our director nominees and his or her contributions to our Board, our Board determined unanimously to recommend that shareholders vote "**FOR**" all of our director nominees.

Our Directors

The Board currently consists of twelve (12) directors. The Board has nominated the twelve (12) directors identified below as candidates for election at the Annual Meeting. All nominees are current directors of the company and were unanimously recommended for re-election by the Nominating and Corporate Governance Committee (the "N&CG Committee," formerly referred to as the Corporate Governance and ESG Committee). The Board continually monitors evolving board refreshment best practices, including those with respect to the average tenure of directors and the mix of both non-executive and executive directors.

Board Nominees - Composition and Skills

Our director nominees have a diversity of experience and a variety of complementary skills, education, qualification and viewpoints that strengthen the Board's ability to carry out its oversight role. The Board does not consider individual directors to be responsible for particular areas of the Board's focus or specific categories of issues that may come before it. Rather, the Board seeks to assemble a group of directors that, as a whole, represents a mix of experiences and skills that allows appropriate deliberation on all issues that the Board might be likely to consider. The following information pertains to the full number of our director nominees, both non-executive and executive:



42%
people of color
5
7

33%
women
4
8

<5 years
5-10 years
>10 years

62.7
average age

41-74
age range

6.6
average years of service

Director Qualifications

The Board believes there are certain minimum qualifications that each director nominee must satisfy in order to be suitable for a position on the Board, including that such nominee:

- demonstrates high standards of integrity and character
- may not be on the boards of more than three (3) other public companies

- offers important perspectives on some aspect of the company's business, based on experience
- may not be subject to certain convictions or judgments of courts or regulatory authorities

The table below summarizes the range of selected qualifications and experiences that each director nominee brings to our Board. The skills included in this table are evaluated against our strategy so that the table can serve as an up-to-date tool for identifying director nominees who collectively have the complementary experience and skills to guide the company. This summary is not intended to be a complete description of all of the skills and attributes possessed by each director nominee.

Additional information about each Board member's background, business experience and other matters, as well as a description of how each individual's experience qualifies him or her to serve as a director, is provided below under the heading "Director Biographies".

Director Nominee	Financial Industry Experience	Public Company Chair and/or CEO Experience	Financial Reporting	Corporate Governance	Risk Management	Information Technology
Marlene Debel	✔		✔		✔	
Jeffrey N. Edwards	✔		✔	✔	✔	
Benjamin C. Esty	✔		✔	✔	✔	
Art A. Garcia			✔	✔	✔	
Anne Gates		✔	✔	✔	✔	
Gordon L. Johnson	✔			✔		
Raymond W. McDaniel, Jr.	✔	✔	✔	✔	✔	
Roderick C. McGeary		✔	✔	✔		✔
Cecily M. Mistarz	✔		✔		✔	
Paul C. Reilly	✔	✔	✔	✔	✔	
Raj Seshadri	✔				✔	✔
Paul M. Shoukry	✔		✔		✔	

Director Biographies



Age: 58
Director Since: 2020
RJF Committees

- Risk (Chair since 2023)
- Audit
- Capital Planning

Other Public Directorships

- **Current:** None
- **Former (past 5 years):** None

Marlene Debel
Non-Executive Director

Career Highlights

- MetLife, Inc., a leading global provider of insurance, annuities, employee benefits and asset management services
  - ▷ Executive Vice President, Chief Risk Officer and Head of MetLife Insurance Investments (2023 – present)
  - ▷ Executive Vice President and Chief Risk Officer (2019 – 2023)
  - ▷ Executive Vice President and Head of Retirement & Income Solutions (2018 – 2019)
  - ▷ Executive Vice President and Chief Financial Officer, U.S. Business (2016 – 2018)
  - ▷ Executive Vice President and Treasurer (2011 – 2016)
- Global Head of Liquidity Risk Management and Rating Agency Relations, Bank of America (2009 – 2011)
- Assistant Treasurer, Merrill Lynch & Co., Inc. (2007 – 2008)

Other Professional Experience and Community Involvement

- Foundation Board Member, LaGuardia Community College
- Former Board Member, Women's Forum of New York

Key Experience and Qualifications

- **Finance and risk management experience:** Deep knowledge of finance and more than three decades of experience in financial, strategic and risk management
- **Financial services management and leadership:** Proven business leader who has helped guide organizations through periods of significant growth and change



Age: 63
Director Since: 2014
RJF Committees

- Nominating and Corporate Governance
- Compensation and Talent
- Capital Planning

Other Public Directorships

- **Current:** American Water Works Company, Inc., AAR Corp.
- **Former (past 5 years):** None

Jeffrey N. Edwards
Non-Executive Director

Career Highlights

- New Vernon Advisers, LP, a registered investment advisor
  - ▷ Vice Chairman (2024 – present)
  - ▷ Chief Operating Officer (2009 – 2024)
- Merrill Lynch & Co., Inc., a global financial services company
  - ▷ Vice Chairman (2007 – 2009)
  - ▷ Chief Financial Officer (2005 – 2007)
  - ▷ Head of Investment Banking for the Americas (2004 – 2005)
  - ▷ Head of Global Capital Markets and Financing (2003 – 2005)
  - ▷ Co-head of Global Equities (2001 – 2003)

Other Professional Experience and Community Involvement

- Director, The NASDAQ Stock Market (2004 – 2006)
- Director, Medusind, Inc., a medical billing company (2012 – 2019)

Key Experience and Qualifications

- **Financial services industry:** More than two decades of capital markets and corporate finance experience at a global financial services firm
- **Review and preparation of financial statements:** Experience as CFO of large financial services company provides valuable insights to our Board



Age: 62
Director Since: 2014
RJF Committees
- Compensation and Talent (Chair since 2024)
- Nominating and Corporate Governance

Other Public Directorships
- **Current:** None
- **Former (past 5 years):** None

Benjamin C. Esty
Non-Executive Director

Career Highlights
- Harvard University Graduate School of Business Administration
  - ▷ Professor of Business Administration teaching corporate finance, corporate strategy and leadership (1993 – present)
  - ▷ Roy and Elizabeth Simmons Professor of Business Administration (tenured, 2005 –present)
  - ▷ Head of the Finance Department (2009 – 2014)
  - ▷ Founding faculty Chairman, General Management Program (GMP), a comprehensive leadership program for senior executives

Other Professional Experience and Community Involvement
- Director and Chair of Audit and Risk Committee, Harvard Business Publishing Group, a not-for-profit education company (2018 - 2023)
- Eaton Vance family of mutual funds
  - ▷ Independent Trustee (2005 – 2013)
  - ▷ Chairman, Portfolio Management Committee (2008 – 2013)
- Finance and Investment Committee, Deaconess Abundant Life Communities, a not-for-profit continuing care retirement community (2017 – present)
- Director, The GEM Group (2020 – present), a private seller of promotional products

Key Experience and Qualifications
- **Finance, investment and risk management:** Extensive knowledge of finance and deep experience in the mutual fund / investment management business, including evaluation of fund performance, investment strategies, acquisition analysis, valuation analysis, trading, and risk management
- **Financial services industry:** Provides valuable insight to the company's investment banking, commercial banking, and asset management businesses, as well as its financing activities
- **Executive leadership development:** Experience in leadership development assists Board in oversight of management succession



Age: 63
Director Since: 2023
RJF Committees
- Risk
- Capital Planning

Other Public Directorships
- **Current:** ABM Industries Incorporated; American Electric Power Company, Inc.; Elanco Animal Health Incorporated
- **Former (past 5 years):** None

Art A. Garcia
Non-Executive Director

Career Highlights
- Ryder System, Inc., a commercial fleet and supply chain management solutions company
  - ▷ Executive Vice President and Chief Financial Officer (2010 – 2019)
  - ▷ Senior Vice President, Controller and Chief Accounting Officer (2002 – 2010)
  - ▷ Group Director of Accounting Services (2000 – 2002)
- Coopers & Lybrand LLP (1984 - 1997)
  - ▷ Senior Manager of Business Assurance

Other Professional Experience and Community Involvement
- Certified Public Accountant

Key Experience and Qualifications
- **Review and preparation of financial statements:** Extensive business, financial, and investor relations experience culminating in the role of chief financial officer
- **Finance management experience:** Accomplished background in corporate finance, accounting, financial management, mergers and acquisitions and supply chain management
- **Risk management experience:** Relevant expertise in risk management, highly regulated industries, corporate safety and strategic development



Age: 65

Director Since: 2018

RJF Committees

- Nominating and Corporate Governance (Chair since 2022)
- Audit

Other Public Directorships

- **Current:** The Kroger Company; Tapestry, Inc. (Chair)
- **Former (past 5 years):** None

Anne Gates
Non-Executive Director

Career Highlights

- President, MGA Entertainment, Inc., a developer, manufacturer and marketer of toy and entertainment products for children (2014 – 2017)
- The Walt Disney Company, a diversified multinational mass media and entertainment conglomerate (1991 – 2012)
  - ▷ Executive Vice President, Chief Financial Officer—Disney Consumer Products (2000 – 2007, 2009 – 2012)
  - ▷ Managing Director—Disney Consumer Products Europe and Emerging Markets (2007 – 2009)
  - ▷ Senior Vice President of Operations, Planning and Analysis (1998 – 2000)

Other Professional Experience and Community Involvement

- Board of Trustees, University of California, Berkeley Foundation (2016 – present)
- Board of Directors, Salzburg Global Seminar (2018 – present)
- Board of Trustees, PBS SoCal (2014 – present)
- Board of Trustees, Packard Foundation (2020 – present)
- Board of Visitors, Columbia University Engineering School (2021 – present)
- Board of Trustees, Save the Children (2023 – present)

Key Experience and Qualifications

- **Retail and consumer products insight:** Over 25 years' experience in retail and consumer products industry
- **International business and growth markets:** Broad business background in finance, marketing, strategy and business development, including growing international businesses



Age: 67

Director Since: 2010

RJF Committees

- Risk
- Compensation and Talent

Other Public Directorships

- **Current:** None
- **Former (past 5 years):** None

Gordon L. Johnson
Non-Executive Director

Career Highlights

- President, Highway Safety Devices, Inc., a full-service specialty contractor (2004 – present)
- Bank of America Corporation, a multinational investment bank and financial services company
  - ▷ Various managerial and executive positions (1992 - 2002)

Other Professional Experience and Community Involvement

- Director of TriState Capital Bank (2022 - present)
- Director of Raymond James Bank (2007 - present)
- Director, Florida Transportation Builders Association (2007 – 2016)
- Director, Santa Fe Healthcare (2008 – 2014)

Key Experience and Qualifications

- **Banking and financial services:** Over 25 years of experience with unaffiliated banks
- **Raymond James Bank insights:** Seventeen years as a director of Raymond James Bank, a significant part of our business
- **Entrepreneurial experience:** Perspective of an entrepreneur and consumer of business-related financial services



Age: 67

Director Since: 2023

RJF Committees

- Risk
- Compensation and Talent

Other Public Directorships

- **Current:** John Wiley & Sons, Inc.
- **Former (past 5 years):** Moody's Corporation

Raymond W. McDaniel, Jr.

Non-Executive Director

Career Highlights

- Moody's Corporation, a global integrated risk assessment firm
  - ▷ Non-executive Chairman (2021 – 2023)
  - ▷ Director (2003 – 2023)
  - ▷ President and Chief Executive Officer (2012 – 2020)
  - ▷ Chairman and Chief Executive Officer (2005 – 2012)
  - ▷ Chief Operating Officer (2004 – 2005)
  - ▷ Chief Executive Officer, Moody's Investors Service (2007 – 2020)

Other Professional Experience and Community Involvement

- Member, Board of Trustees of Muhlenberg College (2015 - present)
- Member, Board of Directors of the Council for Economic Education (2003 - 2005)
- Member, State Bar of New York, 1984

Key Experience and Qualifications

- **Finance management experience:** Substantial executive leadership, risk management and business operations experience, including 15 years as a chief executive officer
- **Financial services industry:** Proven professional track record navigating worldwide markets, product strategy initiatives and corporate financial performance
- **Risk management experience:** Pertinent expertise in risk management, regulated industries, corporate governance and strategy



Age: 74

Director Since: 2015

RJF Committees

- Audit (Chair since 2023)
- Risk
- Nominating and Corporate Governance

Other Public Directorships

- **Current:** PACCAR Inc.
- **Former (past 5 years):** Cisco Systems, Inc.

Roderick C. McGeary

Non-Executive Director

Career Highlights

- Chairman, Tegile Systems, Inc., a manufacturer of flash storage arrays (2010 – 2012)
- BearingPoint, Inc., a multinational management and technology consulting firm
  - ▷ Chairman (2004 – 2009)
  - ▷ Interim Chief Executive Officer (2004 – 2005)
  - ▷ Co-President and Co-Chief Executive Officer (1999 – 2000)
- Chief Executive Officer, Brience, Inc., a provider of software that enables companies to personalize customer experiences through broadband or wireless devices (2000 – 2002)
- Managing Director, KPMG Consulting LLC, a management consulting firm (April – June 2000)
- KPMG LLP, the U.S. member of a global network of professional firms providing audit, tax and advisory services
  - ▷ Co-Vice Chairman of Consulting (1997 – 1999)
  - ▷ Audit Partner for various technology clients (1980 – 1988)

Other Professional Experience and Community Involvement

- Certified Public Accountant

Key Experience and Qualifications

- **Review and preparation of financial statements:** Deep accounting and auditing knowledge acquired through many years with a large public accounting firm
- **Leadership and governance:** Decades of board and leadership experience involving multiple industries
- **Technology and technology risks:** Leadership experience with global technology companies



Age: 63
Director Since: 2024
RJF Committees
- Audit
- Risk

Other Public Directorships
- **Current:** None
- **Former (past 5 years):** None

Cecily M. Mistarz
Non-Executive Director

Career Highlights
- BMO Financial Group, a leading North American bank
  - ▷ Executive Vice President and U.S. Chief Risk Officer (2014 – 2021)
  - ▷ Executive Vice President, U.S. AML Remediation (2013 – 2014)
  - ▷ Executive Vice President, U.S. Governance & Program Oversight (2012 – 2013)
  - ▷ Executive Vice President and Director, Integration Management Office (2011 – 2012)
  - ▷ Executive Vice President, Product, Strategy and Platform, Private Banking (2004 – 2010)
  - ▷ Deputy Head, Office of Strategic Management and Head, U.S. Corporate Development (1999 – 2004) and various positions of increasing responsibility (1990 - 2004)
- Assistant Vice President, Corporate Banking, Commonwealth Bank of Australia (1988 – 1990)

Other Professional Experience and Community Involvement
- Director of Raymond James Bank (2024 – present)
- Director of Tristate Capital Bank (2024 – present)
- Director, Pepper Construction Group, LLC, a commercial construction services company (2021 – present)
- Director, Safer Foundation, a non-profit foundation dedicated to supporting people with criminal records and those coming out of prison (2011 – present) - Chair (2015 – present)

Key Experience and Qualifications
- **Risk management experience:** Extensive experience in risk management, anti-money laundering compliance, and regulatory affairs in banking and financial services
- **Banking and financial services management:** Proven leadership track record in risk management, corporate banking, wealth management, and strategy



Age: 70
Director Since: 2006
RJF Committees
- Capital Planning

Other Public Directorships
- **Current:** Willis Towers Watson PLC
- **Former (past 5 years):** None

Paul C. Reilly
Chair and Chief Executive Officer

Career Highlights
- Raymond James Financial, Inc.
  - ▷ Chair (2017 – present)
  - ▷ Chief Executive Officer (2010 – present)
  - ▷ President (2009 – 2010)
  - ▷ Non-executive Director (2006 – 2009)
  - ▷ Chair, Audit Committee (2008 – 2009)
- Korn Ferry International, a global organizational consulting firm
  - ▷ Executive Chairman (2007 – 2009)
  - ▷ Chairman and Chief Executive Officer (2001 – 2007)
- Chief Executive Officer, KPMG International, a global network of professional firms providing audit, tax and advisory services (1998 – 2001)
- National Managing Partner, Financial Services, KPMG LLP (1995 – 1998)

Other Professional Experience and Community Involvement
- Member, Board at Large, Securities Industry and Financial Markets Association (SIFMA)
- Member, Board of Directors, American Securities Association
- Member, Board of Directors, National Leadership Roundtable
- Former Member, The Florida Council of 100
- Former Member, Financial Services Roundtable
- Former Cabinet Member and former Chair, Tampa Heart Walk and Heart Ball for the American Heart Association
- Trustee, House of Prayer Foundation

Key Experience and Qualifications
- **Strong leader, with prior public company CEO experience:** Prior experience as chief executive officer of two complex, global organizations (one of which was a public company) brings a perspective to the Board beyond the financial services industry
- **Auditing and strategic consulting perspective:** Background as a certified public accountant and financial services consultant
- **Leadership continuity:** Tenure on our Board provides continuity with prior senior management



Age: 59

Director Since: 2019

RJF Committees

- Risk
- Compensation and Talent

Other Public Directorships

- **Current:** None
- **Former (past 5 years):** None

Raj Seshadri

Non-Executive Director

Career Highlights

- Mastercard Incorporated, a global payments and technology company
  - ▷ Chief Commercial Payments Officer (2024 - present)
  - ▷ President, Data and Services (2020 - 2024)
  - ▷ President, U.S. Issuers (2016 – 2020)
- BlackRock, Inc., a global asset manager
  - ▷ Managing Director, Head of iShares Wealth Advisory (2014 – 2015)
  - ▷ Managing Director, Global Chief Marketing Officer for iShares (2012 – 2013)
- Citigroup, Inc., a global financial institution
  - ▷ Managing Director, Head of CitiBusiness for Citibank (2010 – 2012)
  - ▷ Managing Director, Global Head of Strategy (2008 – 2009)

Other Professional Experience and Community Involvement

- Trustee, Mount Holyoke College (2017 – present)
- Member, Global Board, American India Foundation (2019 – present)
- Member, Board, New York Philharmonic (2024 – present)

Key Experience and Qualifications

- **Financial services and technology leadership:** Brings a rare combination of experience from her roles at global brands in marketing, sales, business strategy, asset management, wealth management, payments, software services and business-to-business partnerships



Age: 41

Director Since: 2024

RJF Committees

- Capital Planning

Other Public Directorships

- **Current:** None
- **Former (past 5 years):** None

Paul M. Shoukry

President

Career Highlights

- Raymond James Financial, Inc.
  - ▷ President (2024 – present)
  - ▷ Chief Financial Officer (2020 – 2024)
  - ▷ Treasurer (2018 – 2022)
  - ▷ Senior Vice President, Finance and Investor Relations (2017 – 2019)
  - ▷ Vice President (2012 – 2017)
  - ▷ Assistant to the Chairman (2010 – 2012)
- Strategy consultant, Baldwin Bell Green (2007 - 2010)
- Commercial banker, BB&T (2005 – 2007)

Other Professional Experience and Community Involvement

- Director, ReliaQuest, LLC, a leading cybersecurity firm (2023 - present)
- Certified Public Accountant (2014 - 2024)
- Chair, American Heart Association - Tampa Bay Heart Ball (2024)

Key Experience and Qualifications

- **Leadership experience:** Five years' combined experience as President and/or Chief Financial Officer of the company, responsible for evaluating and implementing strategy, financial reporting and controls, with a broad perspective on the company's operations and relationships with several internal and external stakeholders
- **Control and strategic planning perspective:** Experience as key officer responsible for all financial controls and development of strategy and budget planning

Election of Directors

Each director is elected by shareholders at our annual meeting for a term of one (1) year (subject to extension until a successor is duly elected and qualified and subject to such director's earlier resignation or removal). Under our By-laws, unless the election is contested, each director nominee must receive a majority vote to be elected. A "majority vote" means that the number of votes cast in favor of a nominee exceeds the number of votes cast against the nominee. In a contested election, directors are elected by a plurality of the votes cast. A "plurality" vote means that the nominee who receives more votes than any other nominee is elected.

In addition, each director nominee must tender an irrevocable conditional resignation to the company, to be effective only upon (i) the director's failure to receive the required shareholder vote in an uncontested election, and (ii) Board acceptance of such resignation. If any nominee fails to receive the required vote, the N&CG Committee will recommend that the Board accept the resignation unless it determines that the best interests of the company and its shareholders would not be served by doing so. Absent such determination, the Board will accept the resignation no later than 120 days from the certification of the shareholder vote, subject to maintaining compliance with NYSE or SEC rules. The Board will promptly disclose publicly its decision to accept or reject such resignation and the reasons therefor.

Director Independence

For a director to be considered independent under NYSE rules, the Board must affirmatively determine that the director does not have any "material relationship" with the company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the company. A material relationship can include commercial, industrial, banking, consulting, legal, accounting, charitable and family relationships.

The Board has affirmatively determined that the following ten director candidates are independent under NYSE and SEC rules: Marlene Debel, Jeffrey N. Edwards, Benjamin C. Esty, Art A. Garcia, Anne Gates, Gordon L. Johnson, Raymond W. McDaniel, Jr., Roderick C. McGeary, Cecily M. Mistarz and Raj Seshadri.

Each candidate has indicated that he or she would serve if elected. We do not anticipate that any nominee would be unable to stand for election, but if that were to happen, the Board may reduce the size of the Board, designate a substitute nominee or leave a vacancy unfilled. If a substitute is designated, proxies voting on the original director candidate will be cast for the substituted candidate.

Director Tenure

We believe that non-executive directors (those directors who are not officers or employees of the company) who have longer-term experience with the company have gained a level of familiarity with its operations that enables them to make valuable contributions to Board deliberations. As a consequence, the Board recently amended our Corporate Governance Principles to increase from 12 to 15 years the period that non-executive directors may serve - if elected by the shareholders - and to remove the clause previously permitting the Board to waive the prior 12-year limitation in extraordinary circumstances.

Nominating Process and Succession Planning

The N&CG Committee reviews the experience and qualifications of all potential nominees to the Board. In considering director candidates, the N&CG Committee gathers all information regarding a candidate's background and qualifications, evaluates his or her mix of skills and qualifications, and determines the contributions that the candidate could be expected to make to the overall functioning of the Board, giving due consideration to the Board's balance and diversity of perspectives, backgrounds and experiences. The N&CG Committee routinely considers diversity as a part of its deliberations, but does not have a formal policy regarding diversity. With respect to current directors, the N&CG Committee annually evaluates the individual's past participation in, and contributions to, the activities of the Board. The N&CG Committee recommends director nominees to the Board based on its assessment of overall suitability to serve.

Illustrated below is an overview of the process used by the N&CG Committee to identify the desired skills and experience of candidates as well as to evaluate potential candidates for the Board.



1 Candidate Recommendations

- From search firms, current and former directors, management and shareholders

2 Nominating and Corporate Governance Committee

- Considers skills and the current and future needs of the Board
- Screens qualifications and considers diversity
- Reviews independence and potential conflicts
- Interviews potential directors
- Recommends nominees to the Board

3 Board of Directors

- Evaluates candidates, analyzes independence and other issues, interviews potential directors and selects nominees

4 Shareholders

- Vote on nominees at Annual Meeting

4 New Non-Executive Directors

Added in the past five years, bringing fresh perspectives to the Board

- Marlene Debel
- Art A. Garcia
- Raymond W. McDaniel, Jr.
- Cecily M. Mistarz

Nominations by Shareholders

The N&CG Committee will consider candidates recommended for nomination to the Board by shareholders under Florida law and our By-laws. Our By-laws contain advance notice and a number of other requirements applicable to any shareholder nomination, including a description of the information that must be included with any such proposal. The manner in which the committee evaluates candidates recommended by shareholders would be generally the same as for any other candidate. However, the N&CG Committee would also consider information concerning any relationship between a shareholder recommending a candidate and the candidate to determine if the candidate can represent the interests of all shareholders. The committee would not evaluate a candidate recommended by a shareholder unless, among the other requirements of our By-laws, the shareholder's proposal contained all of the information necessary to conduct an evaluation. In addition, our By-laws contain a "proxy access" provision that allows a shareholder, or a group of up to twenty (20) shareholders, who have owned at least 3% of the shares of our common stock outstanding for at least three (3) years, to nominate the greater of two (2) directors or 20% of the total number of directors for election, utilizing our proxy statement for the annual shareholders meeting, subject to certain limitations and eligibility requirements. For information regarding shareholder proposal deadlines, please see below under "Additional Information — Shareholder Proposals for the 2026 Annual Meeting."

Corporate Governance

Role of the Board

Raymond James' business and affairs are managed under the direction of the Board of Directors. The role of the Board is to oversee management of the company in its efforts to enhance shareholder value and conduct the company's business in accordance with its mission statement. In this vein, the Board's duties include assisting management with assessing long-range strategies for the company and evaluating management performance.

Corporate Governance Principles

The Board has adopted Corporate Governance Principles, which are available in the Investor Relations section of the company's website at **www.raymondjames.com** (the "company's website"). This document describes the principles the Board follows with respect to, among other matters, the Board's:







Board Composition	Best Practices	Board Effectiveness
• committees • size and composition • director tenure	• confidentiality • director compensation • communications with shareholders	• leadership structure • role and duties • annual performance evaluation • director responsibilities • access to officers, employees and advisors

Code of Ethics and Directors' Code

As part of our ethics and compliance program, our Board has approved:

- Code of Ethics for Senior Financial Officers (the "Code of Ethics") which applies to our principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions, and

- Code of Business Conduct and Ethics for Members of the Board of Directors ("Directors' Code") that applies to all members of the Board.

Both the Code of Ethics and the Directors' Code are posted on our company's website. We intend to satisfy the disclosure requirement regarding any amendment to, or waiver of, the Code of Ethics or the Directors' Code by posting such information on our website. The company also maintains a reporting hotline (888-686-8351), where employees and individuals outside the company can anonymously submit a complaint or concern regarding compliance with applicable laws, rules or regulations, the Code of Ethics, as well as accounting, auditing, ethical or other concerns.

Board Leadership Structure



Paul C. Reilly

Chair of the Board

The Board believes it is in the company's best interests to periodically evaluate its leadership structure and make a determination regarding whether to separate or combine the roles of chair and chief executive officer based on circumstances at the time of its evaluation. By retaining flexibility to adjust the company's leadership structure, the Board believes that it is best able to provide for appropriate management and leadership of the company and to address any circumstances the company may face. Since 2017, our CEO, Mr. Paul Reilly, has also served as Chair of the Board. The Board has concluded that, during a transition period following Paul Shoukry's appointment as chief executive officer effective at the end of the Annual Meeting, a division between chair and chief executive officer duties is the most appropriate leadership structure for the company. Nevertheless, the Board may reassess the appropriateness of this structure at any time, including following future changes in Board composition, in management, or in the character of the company's business and operations.



Jeffrey N. Edwards

Lead Independent Director

The Board also believes that independent leadership is important, and it has appointed an independent director, Jeffrey N. Edwards, who has served as our lead director ("Lead Director") since February 2023. The Board has structured the role of our Lead Director to strike an appropriate balance to both the Chair and the CEO roles and to fulfill the important requirements of independent leadership of the Board.

The Board has approved a charter for the Lead Director, which provides that the Lead Director is elected by the independent directors for a renewable term of three years. The charter also sets forth the Lead Director's specific responsibilities, including to:

- preside at Board meetings in the absence of the Chair, subject to the By-laws
- review and approve Board meeting agendas and schedules
- advise on information submitted to the Board
- serve as liaison for communication between non-executive directors and shareholders
- communicate individual performance feedback from Board peer evaluations in private meetings with each director
- preside over executive sessions of non-executive directors
- recommend topics for Board consideration
- serve as a liaison between non-executive directors and the Chair
- with the N&CG Committee, facilitate the Board's annual evaluation process
- assist the N&CG Committee in conducting its performance evaluation of the CEO, and in CEO succession planning

The Charter of the Lead Director, which is available on the company's website, provides a more detailed description of the role and responsibilities, qualifications, and the procedures for appointment of, the Lead Director.

Board Committees

The Board has delegated authority to committees to assist in overseeing the management of the company. The members and chair of each committee are appointed and removed by the Board. The committee chairs review and approve agendas for all meetings of their respective committees. The responsibilities of the Audit Committee, the Risk Committee, the N&CG Committee and the C&T Committee are defined in their respective charters, which incorporate the applicable requirements of the SEC and NYSE and are available on the company's website at **www.raymondjames.com/investor-relations/corporate-governance/charters**.

The following table identifies the Board's committees and their respective members, and provides information about meetings during fiscal 2024.

Director	Audit Committee	Risk Committee	Nominating and Corporate Governance Committee[1]	Compensation and Talent Committee	Capital Planning Committee
Marlene Debel	M	C	—	—	M
Robert M. Dutkowsky[2]	—	—	M	C	—
Jeffrey N. Edwards	—	—	M	M	M
Benjamin C. Esty[3]	—	M	M	C	—
Art A. Garcia[4]	—	M	—	—	M
Anne Gates	M	—	C	—	—
Gordon L. Johnson	—	M	—	M	—
Raymond W. McDaniel, Jr.[5]	M	M	—	M	—
Roderick C. McGeary	C	M	M	—	—
Cecily M. Mistarz[6]	M	M	—	—	—
Raj Seshadri	—	M	—	M	—
Thomas A. James[7]	—	—	—	—	M
Paul C. Reilly	—	—	—	—	M
Paul M. Shoukry	—	—	—	—	M
Total Committee Meetings	9	4	4	6	4

[1]   Formerly known as the Corporate Governance and ESG Committee.

[2]   Mr. Dutkowsky passed away in May 2024.

[3]   Mr. Esty served on the Risk Committee until August 2024, when he was reassigned to the Nominating and Corporate Governance Committee. Mr. Esty was appointed to Chair the Compensation and Talent Committee in August 2024.

[4]   Mr. Garcia joined the Capital Planning Committee in May 2024.

[5]   Mr. McDaniel served on the Audit Committee until August 2024, when he was reassigned to the Compensation and Talent Committee.

[6]   Ms. Mistarz began service on the Audit Committee and the Risk Committee upon her appointment to the Board in May 2024.

[7]   Mr. James retired from the Board immediately following the 2024 Annual Meeting.

M = Member, **C =** Chair



Audit Committee

The Board has affirmatively determined that each member of the Audit Committee is "independent" under NYSE and SEC rules. The Board has further determined that each member of the Audit Committee is "financially literate" and that each of Ms. Debel, Ms. Gates, Mr. McGeary and Ms. Mistarz qualifies as an "audit committee financial expert" and has "accounting or related financial management expertise" under applicable NYSE or SEC rules.

Chair: Roderick C. McGeary

Members:
Marlene Debel
Anne Gates
Cecily M. Mistarz (since May 2024)

Number of meetings in fiscal 2024: 9

The Audit Committee's responsibilities include:

- oversight of the independent auditor, including annually reviewing the independent auditor's report and evaluating its qualifications, performance and independence
- reviewing and discussing with management and the independent auditor (i) the audited financial statements and related disclosures, (ii) earnings press releases, (iii) critical accounting policies, (iv) internal controls over financial reporting and disclosure controls and procedures, (v) use of non-GAAP financial measures, and (vi) any audit issues
- oversight of the company's internal audit function; and
- reviewing reports from the chief compliance officer and general counsel

The Audit Committee charter provides a more detailed description of the role and responsibilities of the committee.

Risk Oversight Responsibilities

The Audit Committee is appointed by the Board to assist it in its oversight of (i) the integrity of the company's financial reporting, (ii) the independent accountants' qualifications, independence and performance, (iii) the company's systems of internal controls, (iv) the performance of the company's internal audit function, and (v) the company's compliance with legal and regulatory requirements.



Risk Committee

The Board has affirmatively determined that each member of the Risk Committee is "independent" under NYSE and SEC rules.

Chair: Marlene Debel

Members:
Art A. Garcia
Gordon L. Johnson
Raymond W. McDaniel, Jr.
Roderick C. McGeary
Cecily M. Mistarz (since May 2024)
Raj Seshadri

Number of meetings in fiscal 2024: 4

The Risk Committee's responsibilities include:

- oversight of management's responsibilities to manage key risks, including the company's enterprise risk management program
- oversight of the company's risk governance structure, including approval of enterprise-wide risk policies; and
- reviewing quarterly reports of the chief risk officer and chief compliance officer, and oversight of the performance of the chief risk officer and the chief compliance officer

The Risk Committee charter provides a more detailed description of the role and responsibilities of the committee.

Risk Oversight Responsibilities

The Risk Committee is appointed by the Board to assist it in its oversight of (i) management's responsibility to implement an effective risk management framework reasonably designed to identify, assess and manage the company's key risks, (ii) the company's risk governance structure, and (iii) review and approval of the company's primary risk policies.

# Nominating and Corporate Governance Committee

The Board has affirmatively determined that each member of the N&CG Committee is "independent" under NYSE and SEC rules.

Chair: Anne Gates

Members:
Jeffery N. Edwards
Benjamin C. Esty (since August 2024)
Roderick C. McGeary

Number of meetings in fiscal 2024: 4

The N&CG Committee's responsibilities include:

- reviewing the qualifications and experience of potential director nominees and recommending them to the Board
- reviewing succession planning for the CEO and other senior management positions
- developing and monitoring compliance with corporate governance policies
- leading the Board and its committees in annual reviews of their performance
- periodically reviewing and assessing our codes of ethics and recommending changes to the Board
- reviewing and approving policies and procedures with respect to related person transactions, and reviewing, approving or disapproving, and ratifying such transactions
- recommending reasonable director compensation to the Board
- exercising sole authority to retain director candidate search firms, including determining their compensation and terms of engagement
- reviewing and overseeing the Company's strategies, policies and programs with respect to environmental matters and stakeholder engagement efforts
- coordinating the environmental, social and governance oversight activities of the Board and other Board committees, and
- reviewing and discussing with senior management the content of the Company's annual corporate responsibility report and other significant disclosures regarding environmental, social and governance matters.

The N&CG Committee charter provides a more detailed description of the role and responsibilities of this committee.

Risk Oversight Responsibilities

The N&CG Committee is responsible for recommending corporate governance policies and practices to the Board, identifying and reviewing the qualifications and experience of proposed candidates for election, reviewing and making recommendations regarding director compensation, leading the Board in an annual review of its performance, and recommending to the Board director nominees for each committee. The N&CG Committee is also responsible for coordinating oversight of the Company's strategies, policies and programs with respect to environmental, social and governance matters.



Compensation and Talent Committee

The Board has affirmatively determined that each member of the C&T Committee is "independent" under NYSE and SEC rules.

Chair: Benjamin C. Esty (since August 2024)

Members:

Jeffrey N. Edwards
Gordon L. Johnson
Raymond W. McDaniel, Jr. (since August 2024)
Raj Seshadri

Number of meetings in fiscal 2024: 6

The C&T Committee's responsibilities for compensation and talent matters include:

- annually approving senior management compensation structure
- annually setting criteria for compensating the CEO, evaluating his or her performance and determining the amount of his or her compensation
- approving and overseeing the administration of equity-based and other incentive compensation plans
- annually recommending to the Board the amounts of company contributions to employee benefit plans
- overseeing administration of other employee benefit plans
- reviewing and discussing with the CEO the development and succession plans for the CEO, other executive officers, and other senior management positions
- reviewing and discussing with management the company' strategies and policies related to human capital management and related public disclosures, and
- reviewing and discussing with management trends in certain employee conduct matters.

The Compensation and Talent Committee charter provides a more detailed description of the role and responsibilities of the committee.

Risk Oversight Responsibilities

The C&T Committee's risk oversight role is to review management's evaluation of the relationship between our compensation policies and practices and risks arising for the company, and to take steps to prevent such policies and practices from encouraging unnecessary or excessive risk-taking. The C&T Committee also takes any action necessary to help the company comply with rules and regulations relating to compensation programs and their relationship to risk management.



Capital Planning Committee

The Capital Planning Committee does not have a separate written charter.

Members:

Marlene Debel
Jeffrey N. Edwards
Art A. Garcia (since May 2024)
Paul C. Reilly
Paul M. Shoukry

Number of meetings in fiscal 2024: 4

The Capital Planning Committee provides oversight of the firm's capital and liquidity planning process and decision-making. The committee reviews metrics and tolerances for managing capital and liquidity, oversees capital and liquidity projections and stress tests, and approves (or recommends approval to the full Board, as applicable) certain capital and liquidity actions, such as dividends, share repurchase authorizations, and issuances of debt or equity securities.

Compensation Committee Interlocks and Insider Participation

During fiscal 2024, the following directors served as members of the Compensation and Talent Committee: Robert M. Dutkowsky (Chair until his passing in May 2024), Jeffrey N. Edwards, Benjamin C. Esty (since April 2023, Chair since August 2024), Gordon L. Johnson, Raymond W. McDaniel, Jr. (since August 2024), and Raj Seshadri. No member of the Compensation and Talent Committee was an officer or employee of the company or any of its subsidiaries during fiscal 2024, and no member of the Compensation and Talent Committee was formerly an officer of the company or any of its subsidiaries. Except as disclosed hereinbelow with respect to Mr. Dutkowsky under "Relationships and Related Transactions," no member of the Compensation and Talent Committee was a party to any disclosable related person transaction involving the company. During fiscal 2024, none of the executive officers of the company has served on the board of directors or on the compensation committee of any other entity that has or had executive officers serving as a member of the Board of Directors or Compensation and Talent Committee of the company.

Meetings and Attendance

During fiscal 2024, the Board held four meetings (not including committee meetings). Each director nominated for re-election at the Annual Meeting attended 100% of the aggregate of the total number of meetings held by the Board and the total number of meetings held by all committees of the Board on which he or she served during fiscal 2024. The company's Executive Committee also attends each regularly-scheduled Board meeting, as the Board believes that this direct exposure facilitates the deepest understanding and alignment of the firm's strategy and also permits the Board to directly evaluate the performance of each Executive Committee member. It is the policy of the Board that all directors attend the annual meeting of shareholders. All of our directors who were Board members at that time attended the February 2024 annual meeting of shareholders.

100%

All director nominees attended 100% of meetings held by the Board and its committees

Executive Sessions

The non-executive directors meet in executive session without management at least four times per year during regularly-scheduled Board meetings. Mr. Jeffrey N. Edwards, our Lead Director, presided at the regular executive sessions of the non-executive directors. In addition, the non-executive directors in each of the Audit Committee, the Risk Committee, the N&CG Committee and the C&T Committee generally meet in executive session in conjunction with the regularly scheduled meetings of such committees.

Director Education and Orientation

We believe that ongoing education is important for the ability of our directors to fulfill their duties, and the company supports our Board members in continuing education throughout their service with us. We encourage directors to participate in a variety of external director education programs, and we reimburse directors for the expenses of their attendance. Internal and external specialists also regularly provide the Board with educational sessions on particular topics during our regular Board meetings. These presentations have included sessions covering recent developments in anti-money laundering (AML), including counter-terrorism, sanctions and fraud, anti-bribery/anti-corruption (ABAC), data privacy risk mitigation, the evolving regulation of banks and bank holding companies, cybersecurity developments and risks (presented each quarter), and emerging sustainability topics.

Newly appointed directors also participate in an orientation program during the early months of their Board service. They receive extensive written materials about the firm's business segments, strategic plans and financial performance, and they are given online access to an electronic library containing key corporate governance documents and policies. New directors also participate in one-on-one meetings with each executive officer to understand his or her business unit or support area, operations, strategies and opportunities. They also meet with each other director on the Board to learn about Board operations and culture. Finally, each new director meets with the chair of the Board committee or committees to which he or she has been assigned in order to learn about committee responsibilities, competencies and operations.

Board Evaluations

Raymond James is committed to providing timely and constructive job performance feedback to all its associates, and the Board believes that the same philosophy should be applicable to directors. The Board is committed to striving for a high degree of effectiveness and efficiency. To achieve these goals, the Board obtains candid feedback from each of the directors and executive officers concerning the Board's performance and the contributions of individual directors through an annual assessment survey. As required by its charter, the N&CG Committee, with the periodic assistance of a professional third-party facilitator, leads the Board in this review of its performance and the performance of each of the Board's committees. In accordance with charter requirements, the Lead Director also works with the N&CG Committee and the facilitator to conduct such review.

As part of this process, each director is asked to complete a written questionnaire that poses questions about optimal Board structure and leadership, Board decision processes, strategy, culture, and the effectiveness of each Board committee. Each director is also asked to evaluate each other director on such person's expertise, skill, competence, conduct and participation. Directors are asked to provide specific examples of strengths and areas of opportunity demonstrated by each other director. In addition, the company's executive officers are asked to complete a written survey containing open-ended questions related to the Board's focus on key topics and potential ways the Board could improve its performance. In addition, such officers are asked to provide any feedback they wish to share on the performance of any individual director. Before they are distributed, the questionnaires used in these surveys are annually reviewed and updated by the full Board, under the leadership of the N&CG Committee and Lead Director.

This assessment process is facilitated by the company's human resources department. The compiled survey results are first shared with the Board's Chair and the Lead Director, after which they are reviewed and discussed by the full Board during an executive session. The Lead Director then privately communicates the results of each individual director's performance review to such director. During fiscal 2024, as part of the Board's ongoing efforts to enhance its effectiveness, it also engaged an external consultant to conduct a comprehensive evaluation and provide feedback to the Board and each director. The N&CG Committee and the Board take into account the most recent results of this review process when they annually determine whether to nominate or re-nominate sitting directors for election to the Board at the next annual meeting of shareholders.



Discussion	Questionnaire	Evaluation Results	Feedback Sharing
• N&CG Committee and facilitator lead Board and other committees in self-evaluation process, providing an annual opportunity to modify questions in questionnaire.	• Directors and executive officers complete an annually updated comprehensive questionnaire about Board and director performance.	• Human resources department shares questionnaire responses with Chair and Lead Director, who, together with facilitator, lead Board in discussion of results.	• Lead Director meets privately with individual directors to communicate feedback on directors' individual performance.

Board's Role in Risk Oversight

> The Board delegates aspects of its risk oversight responsibility to each of the Audit Committee, the Risk Committee, the C&T Committee and the N&CG Committee. These delegations are described above in the sections summarizing the responsibilities of each Board committee. Below we describe in more detail the Board's specific oversight of cybersecurity risk.

Cybersecurity Risk Oversight and Governance

Cybersecurity risk is a key operational risk facing the firm, and measures to address such risk are an important component of the firm's overall Enterprise Risk Management ("ERM") program. As part of our ERM program, we have implemented and maintain a program to identify, assess, and manage risks arising from cybersecurity threats ("Cybersecurity Program"). Our Cybersecurity Program seeks to mitigate cybersecurity risk and associated legal, financial, reputational, regulatory and/or operational risks by protecting our clients, associates, and services through a comprehensive, cross-functional approach. Specifically, our Cybersecurity Program is focused on preserving the confidentiality, integrity, and availability of information, enabling the secure and uninterrupted delivery of financial services, and protecting the firm and the safe operation of our technology systems. Further, we consider cybersecurity risks in our business strategy decisions, including in our business continuity planning and in connection with our acquisition activity. We seek to continually adjust our Cybersecurity Program to address the evolving cybersecurity threat landscape and comply with extensive legal and regulatory requirements.

The Board of Directors has designated its Risk Committee to assist it in overseeing management's responsibility to implement an effective risk management framework designed to identify, assess, and manage key risks, including cybersecurity risk. As part of our ERM program, executive management, with review and oversight of the Risk Committee, establishes key risk indicators to measure ongoing alignment with the firm's risk appetite and tolerance levels related to cybersecurity risk. Risk appetite and tolerance thresholds are periodically reviewed by management and approved by the Risk Committee. The Risk Committee receives regular presentations and reports from our Chief Information Security Officer ("CISO"), which address a wide range of cybersecurity risk topics, including emerging threats and recent developments, cybersecurity policy and standards updates, vulnerability assessments, risk assessment outcomes (including third-party and independent reviews), technology trends, and information security considerations arising with respect to the firm, our peers, and third-party vendors. Additionally, the Board of Directors receives reports at least annually on the performance of the firm's cybersecurity risk metrics.

Under the Risk Committee's oversight, management works closely with key stakeholders, including regulators, government agencies, peer institutions, and industry groups, and develops and invests in human talent and innovative technology in order to better manage cybersecurity risk. The firm's cybersecurity program is led by our CISO, who, effective October 1, 2024, reports to our Chief Information Officer ("CIO"). Through ongoing communications with a multidisciplinary group of senior leaders from our risk management, regulatory, compliance, finance, and legal teams, the CISO monitors the mitigation and remediation of cybersecurity threats and incidents in real time, and reports such threats and incidents to the Risk Committee when appropriate.

For more information about our cybersecurity risk management, please see our Annual Report on Form 10-K - Item 1C. Cybersecurity.

Management Succession Planning

The Board believes that effective management succession planning, particularly for the CEO role, is important for the continued success of the company. Among the responsibilities of the C&T Committee is the review of succession plans for the CEO and other senior management positions. Consequently, our CEO and chief human resources officer regularly make detailed presentations to the C&T Committee and the Board on senior management succession plans and individual development plans for identified successors. This information is compiled through an organization-wide process designed to identify potential successors, evaluate the "readiness" of internal candidates and identify situations where the company may need to consider external talent. The Board discusses the development plans of succession candidates, with an emphasis on the CEO role, and monitors such candidates' progress. High potential leaders are also given exposure to all Board members through formal presentations and informal events, which provide directors with opportunities to personally assess the candidates' skills and leadership capabilities. In the context of the Board's recent selection of Mr. Shoukry from among a number of candidates to succeed Mr. Reilly as CEO, the C&T Committee and Board also engaged in an extended process with an outside international executive search consultant.

Engagement with Shareholders

Our directors and management believe that fostering long-term relationships with shareholders and maintaining their trust and goodwill is a top priority for the company. We recognize the benefits that come from robust dialogue with shareholders and other parties. We engage with shareholders throughout the year in order to:

- ensure that our management and Board understand and address the issues that are important to our shareholders
- discuss with our shareholders the issues that are important to them, hear their expectations for us and share our views
- assess emerging issues that may affect our business, inform our decision making, enhance our corporate disclosures and help shape our practices.

Company Representatives	Key Topics	Company-Led Engagement
- Chair and Chief Executive Officer - President - Chief Financial Officer - Head of Investor Relations - Lead Independent Director	- Business and Strategy - Financial Performance - Governance - Sustainability - Executive Compensation	**Dedicated Investor Relations Department.** Our Investor Relations professionals are dedicated to responding to questions from shareholders about the firm; its strategy, performance, and governance; and other topics of investor interest. **Quarterly Earnings Conference Calls.** In addition to prepared remarks, our management team participates in a public question-and-answer session with outside analysts aimed at providing them and our shareholders further insight into the firm's financial condition and results of operations. **Regular Investor Conferences and Road Shows.** Management and our Investor Relations team routinely engage with investors at conferences and other forums. **Annual Investor Day.** Our senior executives make presentations concerning a wide variety of strategic and financial matters. **Annual Shareholders Meeting**. In connection with routine proxy solicitation related to our annual shareholders meeting, we periodically engage with shareholders on specific topics of interest. **Annual Survey**. We solicit feedback from institutional analysts and investors through an annual survey aimed at ensuring the firm understands expectations in terms of strategy, performance, and communications. These results are shared with the Board and Executive Committee. **Annual Sell-side Presentation to Board and Executive Committee.** On a rotational basis, a sell-side analyst who covers our firm presents to our Board and Executive Committee an overview of industry trends and important feedback on focus areas from the investor community.

Communication with the Lead Director and Non-Executive Directors

Any interested party may communicate with the Lead Director of our Board, or with our non-executive directors as a group, by writing to the following address:

Raymond James Financial, Inc.
880 Carillon Parkway
St. Petersburg, Florida 33716
Attn: Jonathan N. Santelli, General Counsel and Company Secretary

Communications will be reviewed by our company secretary and distributed to the Lead Director, the Board, or to any of the Board's committees or individual directors as appropriate, depending on the facts and circumstances of the communication. In that regard, the Raymond James Board does not receive certain items which are unrelated to the duties and responsibilities of the Board.

In addition, the company maintains a Confidential Reporting Hotline (888-686-8351) for its employees or individuals outside the company to report complaints or concerns on an anonymous and confidential basis regarding questionable accounting, internal accounting controls or auditing matters, and possible violations of the law or of the company's Code of Conduct. Further information about the Raymond James Confidential Reporting Hotline is available on the company's website.

Non-employees may submit any complaint regarding accounting, internal accounting controls or auditing matters directly to the Audit Committee of the Board of Directors by sending a written communication to the address given below:

Audit Committee
Raymond James Financial, Inc.
880 Carillon Parkway
St. Petersburg, Florida 33716
Attn: Jonathan N. Santelli, General Counsel and Company Secretary

Director Compensation

Director Compensation Overview

The N&CG Committee annually determines the compensation paid to non-executive directors, and conducts a comparative review against peers at least every two years. We also reimburse each of our non-executive directors for their travel expenses incurred in connection with attendance at Board and committee meetings. Directors who are Raymond James employees (Messrs. Reilly and Shoukry) do not receive any additional compensation for their service as directors.

In determining non-executive director compensation, the committee considers, among other things, the following principles:

- that the compensation should pay fairly for the work, time commitment and effort required from directors of an organization with the size and scope of business activities of the company, including service on committees,
- that a component of compensation should be designed to align the directors' interests with the long-term interests of shareholders, and
- that director independence may be impaired if director compensation exceeds customary levels

As a part of its review, the committee has engaged Pay Governance LLC as a third-party consultant to report on comparable non-executive director compensation practices and levels. No executive officer of the company is involved in determining or recommending non-executive director compensation levels.

At their respective August 2024 meetings, the N&CG Committee recommended, and the Board approved, the annual fees for non-executive directors described in the table below, for the period commencing with the Board and committee meetings in February 2025. These amounts are unchanged from the previous year. Further, commencing with the February 2025 shares fee grant, directors will be permitted to make each year an advance irrevocable election to receive that year's award in the form of Deferred Stock Units ("DSU") that will be settled either (i) between the second and fifth anniversary of vesting (as chosen by the director), or (ii) upon the director's separation from service. All annual cash fees are paid in quarterly installments in arrears for the period of service between regularly scheduled Board meetings. The company does not pay meeting attendance fees.

Director Fee Type	Description	Amount
Annual Retainer	Cash retainer	$125,000
Shares Fee	RSU or DSU award vesting on 1st anniversary of grant	$200,000
Lead Director Fee	Supplemental cash fee for Board leadership role	$50,000
Audit Committee Chair Fee	Supplemental cash fee for committee leadership role	$40,000
Risk Committee Chair Fee	Supplemental cash fee for committee leadership role	$40,000
Nominating and Corporate Governance Committee Chair Fee	Supplemental cash fee for committee leadership role	$25,000
Compensation and Talent Committee Chair Fee	Supplemental cash fee for committee leadership role	$25,000



■ Annual Retainer   ■ Shares Fee

We have also entered into indemnification agreements with each of our non-executive (and executive) directors, which provide for indemnification, to the fullest extent permitted by applicable law, with respect to all expenses and claims that a director incurs in connection with any event or occurrence related to the fact that the director was serving as a director, officer, fiduciary, employee, agent or advisor of Raymond James or any of our affiliates. Pursuant to the agreements, directors may also obtain advancement of certain expenses in connection with indemnified claims. A copy of the form of indemnification agreement is exhibit 10.1 to the company's Current Report on Form 8-K filed with the SEC on March 6, 2019.

We encourage our directors to attend educational programs that assist them in the performance of their duties, and we reimburse reasonable costs of such attendance where approved in advance by the company.

Director Compensation Table for 2024

The following table sets forth the compensation paid to our non-executive directors for services during fiscal 2024.

Name	Fees Paid in Cash[1]	Stock Awards[2]	Total
Marlene Debel	$157,500	$199,896 [3]	$357,396
Robert M. Dutkowsky[4]	$147,500	$199,896 [4]	$347,396
Jeffrey N. Edwards	$167,500	$199,896 [3]	$367,396
Benjamin C. Esty	$122,500	$199,896 [3]	$322,396
Art A. Garcia	$122,500	$199,896 [3]	$322,396
Anne Gates	$147,500	$199,896 [3]	$347,396
Gordon L. Johnson	$259,750 [5]	$279,808 [6]	$539,558
Raymond W. McDaniel, Jr.	$122,500	$199,896 [3]	$322,396
Roderick C. McGeary	$157,500	$199,896 [3]	$357,396
Cecily M. Mistarz[7]	$31,250	$149,934 [8]	$181,184
Raj Seshadri	$122,500	$199,896 [3]	$322,396

[1] Includes the annual retainer and, as applicable, Lead Director and committee chair fees.

[2] The amounts shown in this column represent the aggregate grant date fair value of RSUs granted to our directors who are not named executive officers in fiscal year 2024, computed in accordance with Accounting Standards Codification ("ASC") Topic 718, *Stock Compensation,* ("ASC Topic 718"). The grant date fair value for RSUs is measured based on the closing price of our common stock on the date of grant.

[3] This award of 1,711 RSUs was granted on February 22, 2024, at a grant date fair value per share of $116.83. This award vests at the next annual meeting.

[4] Mr. Dutkowsky served as a director until his death on May 22, 2024. This award of 1,711 RSUs was granted on February 22, 2024, at a grant date fair value per share of $116.83, and vested upon his death.

[5] The fees paid in cash to Mr. Johnson include $70,500 paid to him by Raymond James Bank for his service as a director and committee chair and $66,750 paid to him by TriState Capital Bank for his service as a director.

[6] Includes 1,711 RSUs granted on February 22, 2024, at a grant date fair value per share of $116.83, 342 RSUs awarded on February 22, 2024, at a grant date fair value per share of $116.83 for service as a director of Raymond James Bank, and 342 RSUs granted on February 22, 2024 at a grant date fair value of $116.83 for service as a director for TriState Capital Bank. These awards vest at the next annual meeting.

[7] The term of Ms. Mistarz on the Board commenced May 20, 2024.

[8] The award of 1,186 RSUs was granted on May 20, 2024 at a grant date fair value per share of $126.42. This award vests at the next annual meeting.

The aggregate number of share awards outstanding, as of September 30, 2024, for each of our non-executive directors was as follows:

Name	Restricted Stock Units Outstanding (#)
Marlene Debel	1,711
Jeffrey N. Edwards	1,711
Benjamin C. Esty	1,711
Art A. Garcia	1,711
Anne Gates	1,711
Gordon L. Johnson	2,395
Raymond W. McDaniel, Jr.	1,711
Roderick C. McGeary	1,711
Cecily M. Mistarz	1,186
Raj Seshadri	1,711

Proposal 2 – Advisory Vote on Executive Compensation

What is being voted on:	**Board recommendation:** Our Board unanimously recommends a vote "**FOR**" the resolution approving the executive compensation of our named executive officers.
An advisory vote to approve the compensation of all of our named executive officers.	

We are asking our shareholders to vote to approve, on an advisory (non-binding) basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the SEC's rules. This proposal, commonly known as a "say-on-pay" proposal, gives our shareholders the opportunity to express their views on our named executive officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement.

Accordingly, we are asking you to vote "**FOR**" the following resolution at the Annual Meeting:

"RESOLVED, that the Company's shareholders approve, on an advisory (non-binding) basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders pursuant to the SEC's compensation disclosure rules, including the Compensation Discussion and Analysis, the compensation tables and related narrative discussion."

The say-on-pay vote is advisory, and therefore not binding on the company, the C&T Committee or our Board. Our Board and C&T Committee value the opinions of our shareholders, and — to the extent that there is any significant vote against the named executive officers' compensation as disclosed in this proxy statement — we will consider our shareholders' concerns and evaluate whether any actions are necessary to address those concerns. Under the Board's current policy, shareholders are given an opportunity to cast an advisory vote on this topic annually, with the next opportunity occurring in connection with the company's Annual Meeting of Shareholders in 2026.

Compensation Discussion and Analysis

Named Executive Officers

This Compensation Discussion and Analysis ("CD&A") section presents a discussion and analysis of the philosophy and objectives of the Compensation and Talent Committee (the "Committee") in designing and implementing compensation programs for our executive officers. We describe the compensation decisions relating to our CEO, chief financial officer ("CFO"), and our next three most highly compensated executive officers (collectively, the "named executive officers" or "NEOs"), who for 2024 were:



Paul C. Reilly

Chair and Chief Executive Officer



Paul M. Shoukry

President and Chief Financial Officer



James E. Bunn

President — Global Equities and Investment Banking



Scott A. Curtis

President — Private Client Group



Bella Loykhter Allaire

Executive Vice President, Technology and Operations

NEO Fiscal 2025 Role Changes. In accordance with the Board's previously-disclosed leadership succession plan, our NEOs assumed, or will assume, the following indicated roles as of the dates noted: Paul C. Reilly – Executive Chair, effective February 20, 2025; Paul M. Shoukry – President, effective October 1, 2024 and Chief Executive Officer, effective February 20, 2025. The following role changes were effective as of October 1, 2024: James E. Bunn – President, Capital Markets; Scott A. Curtis – Chief Operating Officer; Bella Loykhter Allaire – Chief Administrative Officer. We refer throughout this CD&A section to the titles in effect during the company's 2024 fiscal year.

Compensation-Setting Process

Annual Compensation Framework and Process

Compensation and Talent Committee	• The Committee sets performance priorities at the beginning of each fiscal year to guide its evaluation of company and individual executive officer performance throughout the year. The Committee also stipulates that annual bonuses will be funded from a pool not to exceed 6% of consolidated pre-tax income, with no individual bonus to exceed 3% of such measure.
	• The Committee (in the absence of the CEO) reviews the performance of the CEO and determines the appropriate amounts of his annual compensation. In making this determination, the Committee also evaluates the performance of the company in terms of several specific additional measures: net revenues, pre-tax income and adjusted earnings per common share (diluted). In the course of its deliberations, the Committee also discusses these recommendations with the other non-executive directors.
	• To inform its use of discretion in determining compensation, the Committee evaluates both company and individual performance. The Committee does not utilize formulaic financial performance goals or targets, and performance metrics are not assigned any specific weighting for purposes of determining the compensation awarded to the CEO or other NEOs. Since market conditions — and the macroeconomic environment — strongly affect the financial services industry and can change dramatically during the course of a year, the Committee assesses financial performance at the end of the year in light of the most recent facts and circumstances. No single financial or performance metric controls compensation decisions. Rather, such data are used to help the Committee better understand company and individual performance. After evaluating the performance of our CEO and each of our other NEOs for the relevant fiscal year, the Committee applies its informed discretion to determine the compensation for each.
Chair and CEO	• Following completion of a fiscal year, our chair and CEO reviews the performance of the company and evaluates the individual performance of each executive officer, including the NEOs, against previously-determined individual goals. Our CEO then makes recommendations to the Committee as to the respective amounts of annual bonus and management RSUs to be awarded to each NEO (other than himself).
Compensation Consultants	• Provide market data in connection with the Committee's 2024 compensation determinations for executive officers, including our NEOs.



Set Performance Priorities

Will guide evaluation of company and individual executive officer performance throughout the year

Reviews Company Performance

Reviews the performance of the company for the fiscal year

Determine Compensation

The Committee applies its informed discretion to determine the compensation for each NEO

Evaluates Individual Performance

The Committee evaluates each executive officer's performance against previously-determined individual goals

Use of Compensation Consultants

In making compensation decisions, the Committee considers numerous factors of company and individual performance, as well as market data regarding compensation levels for comparable industry positions. The Committee does not attempt to rank or assign relative weight to any particular factor, however. The Committee does not rely on any factor as a substitute for its own judgment, but rather applies its independent discretion to consider all factors in their entirety. Although the Committee did not "benchmark" compensation against a peer group, it did engage an outside compensation consultant, Pay Governance LLC, to provide market data in connection with its 2024 compensation determinations for executive officers, including our NEOs. The Committee uses such data as a reference to assist it in maintaining a general awareness of industry compensation standards and trends. The market data does not formulaically determine the Committee's compensation decisions for any particular executive officer, however. Similarly, the Committee does not target a particular percentile of any peer group with respect to total pay packages or any individual component of pay, but instead uses the percentiles as a reference. In this connection, the Committee considered market data provided by its consultant from the following peer companies:

Ameriprise Financial Inc.	Franklin Resources Inc.	Northern Trust Corporation
Bank of New York Mellon	Invesco Ltd.	State Street Corporation
Charles Schwab Corp.	Jefferies Financial Group Inc.	Stifel Financial Corp.
Edward Jones	LPL Financial Holdings Inc.	T. Rowe Price Group Inc.

Consideration of 2024 "Say-on-Pay" Vote

We hold an annual advisory vote of our shareholders on executive compensation. The following table sets forth the percentage of shares voted in favor of our annual advisory proposals to approve NEO compensation for the fiscal years indicated (the "Say-on-Pay" proposal).



At the 2024 Annual Shareholders Meeting, 83% of the votes cast were in favor of the "Say-on-Pay" proposal. We believe that the 2024 vote approving the Say-on-Pay proposal once again conveyed our shareholders' strong support of the Committee's decisions and our existing executive compensation programs. Based on this feedback, the Committee determined to continue our current compensation practices as described herein.

Fiscal 2024 Company Performance Highlights

Strategic Execution

By remaining focused on our client first strategy of providing outstanding service to our advisors and their clients, the firm generated record results and successfully executed several strategic initiatives in fiscal 2024. In the Private Client Group segment, fiscal 2024 was a strong year for client asset growth, driven by excellent retention of advisors and strong financial advisor recruiting. In the Capital Markets segment, activity levels improved but remained relatively weak across the industry due to a continued challenging market environment during the fiscal year. The Asset Management segment generated record results, driven by strong net inflows in fee-based accounts in the Private Client Group as well as robust market appreciation. The Bank segment experienced lower net interest income, largely as a result of increased interest expense from higher-cost funding, while pre-tax income grew, primarily driven by lower Raymond James Bank Deposit Program fees paid to PCG and a lower bank loan provision for credit losses.

We made meaningful progress deploying capital during the year and, through a combination of common stock dividends and common stock repurchases, the firm returned total capital of approximately $1.3 billion to shareholders. The firm also continued to invest in service delivery and enhanced capabilities, while focusing on improving operational efficiencies. Throughout the fiscal year, we remained focused on the long term and continued to invest in our businesses, our people and our technology to help drive growth across the firm. Most importantly, we successfully implemented these strategic initiatives while maintaining our unique, client-focused culture.

Financial Performance

- Record annual net revenues of $12.82 billion, an increase of 10% over fiscal 2023
- Record net income available to common shareholders of $2.06 billion, or $9.70 per diluted share; record adjusted net income available to common shareholders of $2.14 billion[(1)], or $10.05 per diluted share[(1)]
- ROE of 18.9% and Adjusted ROE of 19.6%[(1)], both strong results particularly given our robust capital position throughout fiscal 2024
- Returned $1.3 billion to shareholders through common stock dividends and common stock repurchases
- Maintained strong capital position, with tier 1 leverage and total capital ratios of 12.8% and 24.1%, respectively, well above regulatory requirements
- Strong "A-level" issuer credit ratings with all three credit agencies: A3 rating by Moody's, A- rating by Standard & Poor's, and A- rating by Fitch
- Balance sheet flexibility associated with diversified funding sources, including PCG domestic clients' cash sweep balances, Enhanced Savings Program balances, TriState Capital Bank's deposit franchise, and other initiatives



Raymond James Financial
Net Revenues ($B)
$11.6
$12.8
+10%
2023
2024

Raymond James Financial
Pre-tax Income ($B)
$2.3
$2.6
+16%
2023
2024

(1) Adjusted net income available to common shareholders, adjusted earnings per common share (diluted), and Adjusted ROE are non-GAAP measures. Please refer to Appendix A for reconciliations of these measures to the most directly comparable GAAP measures and other important disclosures.

The firm's strong performance in fiscal 2024 was driven by record revenues and pre-tax income in the Private Client Group and Asset Management segments. The results highlight the strength of our business model and reinforce the value of our diverse and complementary businesses.

- Private Client Group — Record net revenues of $9.5 billion increased 9% and record pre-tax income of $1.8 billion increased 1% compared to fiscal 2023. Record net revenues were driven primarily by higher client asset levels. Fiscal 2024 concluded with Private Client Group assets under administration of $1.5 trillion and Private Client Group assets in fee-based accounts of $875 billion, up 25% and 28%, respectively, compared to the end of fiscal 2023. In addition to higher equity markets, client assets were boosted by strong net inflows, which included healthy domestic PCG net new assets of $61 billion, or 5.5% of beginning-of-period assets, driven by strong financial advisor retention and recruiting results.

- Capital Markets — Net revenues of $1.5 billion were up 21% compared to the prior year, and pre-tax income was $67 million. Elevated interest rates and valuation concerns continued to pressure investment banking activity and transaction closings across the industry. Fixed income brokerage revenues grew as client activity improved, particularly with small and mid-sized depositories, as deposit levels stabilized throughout the year and the rate environment became clearer.

- Asset Management — Record net revenues of $1.0 billion increased 16% and record pre-tax income of $421 million increased 20% over fiscal 2023. Financial assets under management ended the year at $245 billion, representing a 25% increase year-over-year, driven by strong net inflows in fee-based accounts in the Private Client Group, as well as significant market appreciation.

- Bank Segment — Net revenues of $1.7 billion decreased 15%, while pre-tax income of $380 million increased 2% compared to fiscal 2023. Net revenues declined due to lower net interest income, which was largely the result of increased interest expense from higher-cost funding. Pre-tax income grew, primarily driven by lower Raymond James Bank Deposit Program fees paid to PCG and a lower bank loan provision for credit losses. Net bank loans increased 5% to $46 billion largely due to the growth of securities-based loans and residential mortgage loans. The Enhanced Savings Program, which offers clients a competitive rate and robust Federal Deposit Insurance Corporation ("FDIC") insurance on client deposits, ended the fiscal year at $14.0 billion, providing an important source of diversified funding to the firm as domestic cash sweep balances stabilized following a sharp decline the prior year. The credit quality of the loan portfolio remained strong.

Alignment of CEO Compensation with Total Shareholder Return

The following graph shows the total return on $100 invested in the company's stock on September 30, 2019, compared to the total annual direct compensation of our CEO for each year represented. CEO total compensation for 2023 excludes the special one-time equity retention award discussed in our Proxy Statement for the 2024 Annual Shareholders Meeting. We believe this information demonstrates that our CEO's total compensation is highly correlated with total shareholder return over these time periods.



Alignment of CEO Compensation with Total Shareholder Return

[1] All years computed in accordance with the table set forth herein in the section on page 54 entitled "*Annual Direct Compensation for 2024.*"

Our Compensation Practices

What We Do

✔ **Pay for performance.** We award annual variable compensation based on the performance of the company and the individual. The great majority of our executive officers' compensation is variable and not guaranteed.

✔ **Use deferred compensation.** Variable compensation for our executive officers also includes a deferred component, in that a portion of annual bonuses ("stock bonus awards") is delivered in the form of both time-based and performance-based RSUs.

✔ **Performance-based equity awards.** The vesting of 60% for our CEO, and 50% for our other NEOs, of the RSUs awarded to our executive officers as stock bonus awards is tied to the achievement of defined Adjusted ROE[1] levels over a three-year measurement period ("performance vesting"), subject in certain cases to accelerated vesting upon retirement. Since the grant of the 2021 awards, such vesting is further modified (increased or decreased) by the rTSR of the company compared to a peer group ("rTSR Adjustment").

✔ **Long vesting periods.** Both the time-vesting and performance-vesting portions of our stock bonus awards generally vest on a cliff basis three years after the grant date. Our management RSU awards generally vest 60% on the 3rd anniversary, and 20% on each of the 4th and 5th anniversaries, of their grant dates, subject in certain cases to accelerated vesting upon retirement. In addition, each award under our Long-Term Incentive Plan ("LTIP"), a non-qualified retention plan for highly compensated employees, cliff vests at the end of a five-year period.

✔ **"Clawback" policy.** We maintain a robust compensation recoupment policy, together with an NYSE-compliant Dodd-Frank Clawback Policy, which permit the company to recover compensation in the event of a financial restatement, inaccurate performance measures, and serious misconduct or materially imprudent judgment that results in material financial or reputational harm to the company.

✔ **Stock ownership guidelines.** We maintain stock ownership requirements for our executive officers, creating a further link between management interests, company performance and shareholder value. All of our NEOs have reached or exceeded the ownership requirements.

✔ **"Double triggers."** Our award agreements for RSUs generally maintain the requirement of "double triggers" on the accelerated vesting of awards in the event of a change in control, meaning that an executive must actually be terminated following the change in control before vesting will be accelerated.

✔ **Limited perquisites.** We provide very limited perquisites, each of which provides a demonstrable benefit to the company's business.

What We Don't Do

✖ **No employment agreements.** Our executive officers, including our CEO and other NEOs, are employed by us on an "at will" basis and do not have any special arrangements for severance payments following termination.

✖ **No dividends on unearned performance-based or unvested U.S. time-based awards.** We do not pay dividends or dividend equivalents on performance-based awards or on time-based awards to U.S. grantees during the vesting period. Rather, dividends are deferred and paid only based on performance or vesting achieved, with no premiums.

✖ **No "gross ups."** We do not generally provide excise tax "gross ups," other than in the case of certain relocation expenses, consistent with our relocation policy.

✖ **No pledging by insiders.** The company maintains a policy under which our directors and executive officers are prohibited from pledging our common stock.

✖ **No short selling or hedging by insiders.** Our directors and executive officers are prohibited from engaging in short sales, transacting in publicly traded or private options and engaging in hedging or monetization transactions with respect to our common stock.

✖ **No option re-pricing.** Our equity incentive plans contain certain provisions prohibiting option re-pricing absent approval of our shareholders. We have not granted options to our executive officers as part of their annual compensation since fiscal 2014 in any event.

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[1] Adjusted ROE is a non-GAAP measure. Please refer to Appendix A for a reconciliation of this measure to the most directly comparable GAAP measure and other required disclosures.

Objectives of Our Compensation Program

We compete for talent with other large financial services firms throughout the United States, Canada, the United Kingdom and Europe, and our ability to sustain or improve our position in this highly competitive environment depends substantially on our ability to continue to attract and retain the most qualified employees. We thus strive to design compensation programs that enable us to attract, motivate and retain high-quality executive officers and ensure that their individual interests are aligned with those of our shareholders. Our pay-for-performance goal is to reward executive officers for the achievement of near-term and long-term strategic and operational goals, while at the same time avoiding excessive risk-taking. We therefore structure our incentive awards to include vesting, deferred payment, and cancellation and clawback provisions that protect the company.

Our executive compensation program emphasizes discretionary variable annual performance compensation and long-term incentive compensation, a portion of which will be received by the executive only upon our attainment of specific financial targets. We award annual grants to reward achievement of the company's financial and strategic objectives. In addition, a portion of long-term incentive compensation serves shareholders' interests by conditioning vesting upon future performance that delivers on the company's long-term business strategy. The Committee believes that delivering equity aligns employees' interests with those of shareholders and helps motivate executives to achieve financial and strategic goals within the bounds of the company's risk tolerance levels.

Principal Elements of Executive Compensation

The Committee utilizes the following mix of compensation elements for executive officers, with total compensation weighted heavily towards variable elements that reward longer-term performance.

Type	Pay Element	Purpose	Link to Strategy
Fixed	**Base Salary**	• Provides base level of pay	• Competitive salaries attract and retain key talent
Variable	**Annual Bonus – Cash**	• Provides competitive incentive opportunity	• Rewards executives who achieve strategic goals and financial goals that are important for creating shareholder value • Attracts and retains key talent
Variable	**Annual Bonus – Equity (RSUs)**	• Aligns executives with shareholder interests • Time-vesting awards encourage retention by vesting at end of 3-year period (if not otherwise retirement eligible - see note on page 48) • Performance vesting awards vest based on company's achievement of Adjusted ROE[1] and rTSR thresholds, thus further aligning executives with long-term shareholder interests	• Time-vesting awards serve as a long-term retention tool • Performance-vesting awards encourage executives to focus on key financial metrics where final payout is dependent on company performance and stock price growth
Variable	**Management Awards – RSUs**	• Aligns executives with shareholder interests • Encourages retention by longer vesting period, generally over five years (if not otherwise retirement eligible - see note on page 48)	• Serves as a long-term retention tool and further aligns our executives with our shareholders' interests
Variable	**Retirement Plan Contributions**	• Profit Sharing, ESOP and LTIP align executives with shareholders' interests since contributions are based on company financial results. 401(k) Plan facilitates retirement savings.	• Provide competitive benefits package and further align executives with our shareholders' interests

[1] Adjusted ROE is a non-GAAP measure. Please refer to Appendix A for a reconciliation of this measure to the most directly comparable GAAP measure and other required disclosures.

Base Salaries

Competitive salaries attract and retain key talent. The 2024 base salaries for our NEOs effective January 2024 were:

Named Executive Officer	2024 Base Salary	Difference from Previous Year
Paul C. Reilly	$750,000	—%
Paul M. Shoukry	$500,000	—%
James E. Bunn	$500,000	—%
Scott A. Curtis	$500,000	—%
Bella Loykhter Allaire	$500,000	—%

Annual Bonus

With an executive compensation program that is variable in nature, annual bonus determination begins with the evaluation of Raymond James' overall performance. In addition, performance goals are established for each executive officer at the start of each fiscal year that are evaluated throughout the year. These firm and individual factors are then measured both qualitatively and quantitatively and are ultimately used to determine compensation.

Performance Factors	Established Goals
Financial Achievement	Generate strong results • Meet or exceed budgeted net revenues • Meet or exceed budgeted pre-tax income • Meet or exceed Adjusted ROE[1] targets described in performance RSU discussion
Business Growth	Continue to support growth • Grow market share organically in each core business • Develop and execute long-term growth strategies • Maintain active corporate development effort • Support integration and onboarding of acquisitions
Operating Efficiency	Balance expense management with high service levels • Evaluate and advance progress on strategic expense management initiatives • Maintain respective business unit's ratio of compensation to net revenues at budgeted levels
General Management	People management • Coach and mentor leaders to continue to have strong leadership succession across all business units • Continuously reinforce the firm's values and culture • Continue focus on creating an inclusive workplace where all associates and advisors are valued, respected and included • Prudently manage risks within the tolerances approved by the Board • Maintain strong relationships with all regulators • Support execution of the approved sustainability strategy and multi-year roadmap

[1] Adjusted ROE is a non-GAAP measure. Please refer to Appendix A for a reconciliation of this measure to the most directly comparable GAAP measure and other required disclosures.

Use of Equity Compensation

We deliver a substantial portion of incentive compensation in the form of equity awards — specifically RSUs — a portion of which vests based on future performance of the company. The Committee believes that delivering equity awards aligns employee interests with those of shareholders and helps motivate executives to achieve financial and strategic goals within the bounds of the company's risk tolerance levels. These awards are also subject to cancellation and clawback over a multi-year period.

Awards to CEO. The annual bonus for our CEO is delivered 50% in cash and 50% in the form of RSUs. 60% of the portion paid in RSUs vests on the third anniversary of the grant only if the company attains certain defined average Adjusted ROE[1] levels ("performance RSUs" or "PRSUs"). The three-year average Adjusted ROE[1] is calculated by adding Adjusted ROE[1] for each of the years included in the applicable vesting period and dividing by three. As noted above, commencing with the 2021 grants, the portion of PRSUs earned based on average adjusted ROE levels is subject to further modification (increase or decrease) based on the company's rTSR, as further described herein. The remaining 40% of the portion paid in RSUs vests on the third anniversary of grant.

Awards to Other Executive Officers. For our other executive officers (including NEOs), if their annual bonus exceeds $275,000, a variable portion of the amount over $250,000 is similarly delivered in RSUs. The proportion of bonus delivered in RSUs increases as the size of the bonus increases. Specifically, for each portion of the bonus that falls within the dollar parameters set forth in the following table, the indicated percentage is delivered in RSUs, with the balance delivered in cash:

Segment of Annual Bonus	Portion in RSUs	Portion in Cash
$250,000 – $500,000	10%	90%
$500,001 – $1,000,000	15%	85%
$1,000,001 – $2,000,000	20%	80%
$2,000,001 – $3,000,000	25%	75%
Above $3,000,000	50%	50%

Of the RSUs delivered to such other executive officers, 50% are performance RSUs that vest on the third anniversary of the grant only if the company attains certain defined average Adjusted ROE[1] levels. Commencing with the 2021 awards, the amount vesting is subject to further modification (increase or decrease) based on the company's rTSR, as further described herein. The remaining 50% of these RSUs vests on the third anniversary of grant.

Performance RSU Vesting Based on Adjusted ROE[1] with rTSR Adjustment

Historically, the Committee chose Adjusted ROE[1] as its core metric to determine performance RSU vesting because the Committee believes Adjusted ROE[1] is an appropriate indicator of the return that the company delivers to common shareholders' equity, since it reflects both bottom-line profitability and the manner in which the company manages shareholders' equity to generate such profitability. The Committee determines the appropriate Adjusted ROE[1] vesting scale for the grant of each year's performance RSUs. The performance RSUs vest — if at all — in an amount that falls between 50% and 150% of the stated target for the award, depending on the company's average Adjusted ROE[1] for the applicable measurement period.

At the time of grant, the Committee may positively or negatively adjust the average Adjusted ROE[1] vesting scale for a particular grant year taking into account equity, interest rate and credit market conditions, as well as other factors outside the control of the company, and to ensure that vesting of these awards remains a challenge but is reasonably attainable considering our Board's commitment to maintaining conservative capital levels. The Committee does not adjust the vesting scales after the grant date for our performance RSUs.

Commencing with the 2021 awards, the vesting result determined by average Adjusted ROE[1] performance is subject to up to 20% increase or decrease based on the company's rTSR ranked on a percentile basis compared to a defined peer group of companies over a three-year measurement period (the "rTSR Adjustment").

The rTSR peer group consists of companies with which Raymond James competes for talent and shareholder capital, and may be adjusted by the Committee from time to time for a particular grant of PRSUs in accordance with pre-established guidelines. The peer group for the 2024 PRSU awards consists of the following companies: Ameriprise Financial Inc., Bank of New York Mellon, Charles Schwab Corp., Franklin Resources Inc., Invesco Ltd., Jefferies Financial Group Inc., LPL Financial Holdings Inc., Northern Trust Corporation, State Street Corporation, Stifel Financial Corp. and T. Rowe Price Group Inc. In order to smooth potential anomalies of spot pricing, rTSR is calculated based on the 20 trading day average price of the company's (and each peer company's) common stock as of the starting and ending of the measurement period, and assuming reinvestment of dividends and other distributions.

The Committee believes that the rTSR Adjustment further enhances the strong alignment of our long-term executive compensation with the interests of our shareholders. Utilizing Adjusted ROE[1] as the primary driver of these awards allows executives to focus on measures they have direct influence on, while the rTSR Adjustment recognizes factors that affect our industry and peers as a whole, thus providing an enhanced tie to the shareholder investment experience.

[1]   Adjusted ROE is a non-GAAP measure. Please refer to Appendix A for a reconciliation of this measure to the most directly comparable GAAP measure and other required disclosures.

Effect of Retirement Eligibility on Equity Awards

We believe that the three- to five-year vesting periods of our time- and performance-based RSU awards help to align our executive officers' interests with those of our shareholders and also serve as a long-term retention tool. The retentive effect of these awards is limited, however, where the executive officer is or becomes retirement eligible under the terms of an award agreement. These RSU award agreements provide that a grantee becomes retirement eligible upon attaining age 55 with ten years of service, or upon reaching age 65. If a retirement eligible grantee were to retire, all of the unvested RSUs subject to such grantee's RSU awards would immediately vest, but the shares underlying the vested RSUs would be delivered only in accordance with the original vesting schedule set forth in the RSU award agreement. Moreover, such delivery would be contingent upon the grantee's ongoing compliance with the restrictive covenants set forth in the award agreement. Among our NEOs, Mr. Reilly, Mr. Curtis and Ms. Loykhter Allaire are currently retirement eligible. For additional information, please see the section entitled "Potential Payments upon Termination or Change in Control for Fiscal 2024."

Vesting of 2021 Performance Awards

The three-year average Adjusted ROE[1] performance with respect to the 2021 awards was 18.7%, resulting in a preliminary vesting calculation at 150% of the target amounts. After calculating the company's rTSR ranked on a percentile basis (as described above), the rTSR Adjustment yielded a modifier of 113%, which resulted in vesting of 169.5% of the target amount, based on the vesting scale in effect for that grant year.

[1]   Adjusted ROE is a non-GAAP measure. Please refer to Appendix A for a reconciliation of this measure to the most directly comparable GAAP measure and other required disclosures.

Grant of 2024 Performance Awards

For grants made in respect of fiscal 2024 performance, the Committee determined the following vesting scale (with results to be interpolated as necessary):

Adjusted ROE[1] - three-year average	RSU Vesting Percentage of the Target Amount
≥20%	150%
18%	125%
15%	100%
12%	75%
10%	50%
<10%	0%

The vesting result determined by three-year average Adjusted ROE[1] performance is then subject to modification, increase or decrease, of up to 20%, by the company's rTSR compared to the peer group, with results to be interpolated between values:

Company rTSR Percentile Ranking	Adjustment to ROE Result
≥ 75th%	120%
= 50th%	100%
≤ 25th%	80%

[1]   Adjusted ROE is a non-GAAP measure. Please refer to Appendix A for a reconciliation of this measure to the most directly comparable GAAP measure and other required disclosures.

Other Benefits

Profit Sharing Plan. The Profit Sharing Plan is designed to offer associates a means of sharing in the firm's success on a long-term basis. Each year, Raymond James may contribute a portion of its profits, upon approval by the Board, to each participant's account based on the individual's qualified fiscal year compensation and length of service. Contributions to the Profit Sharing Plan are 100% employer-funded.

Employee Stock Ownership Plan ("ESOP"). The ESOP is designed to provide retirement benefits to our associates through participation in the ownership of the company. Assets of this plan are invested in common stock of Raymond James Financial and are 100% employer-funded. The firm's discretionary contribution to each participant's account, upon approval by the Board of Directors, is based on the individual's qualified fiscal year compensation.

401(k) Plan. The 401(k) Plan is designed to help associates reach their personal savings objectives, with an opportunity to earn additional contributions from Raymond James through a match. For eligible employees, Raymond James matches 75% of the first $1,000 they contribute to their account, followed by a 25% match of the next $1,000 they contribute.

Long Term Incentive Plan ("LTIP"). The LTIP is a company-sponsored, unfunded, deferred compensation plan designed to award incentive compensation to a select group of management and/or highly compensated employees and cliff vests at the end of a five-year period. The amount contributed is discretionary and is determined annually by the Board or its delegate.

Compensation and Risk

The Board, with the assistance of the Committee, has evaluated our compensation policies and practices for all employees. Specifically:

- At the direction of the Committee, an independent compensation consultant partners with our Enterprise Risk Management and Human Resources functions to conduct an independent assessment of the material incentive compensation plans across the organization every other year.

- This process begins with an objective evaluation of job functions, assessing the level of risk influence across six specific categories: credit, liquidity, market, operational, legal and compliance, and reputational.

- Incentive plans for job functions that were identified as having the potential to expose the company to the highest level of risk are further reviewed across a consistent framework to identify potential operational plan risks of the incentive design.

- The incentive design evaluation focuses on key elements of the plan design, including: (i) performance measures, (ii) funding, (iii) performance period and pay mix, (iv) goal setting, (v) leverage and (vi) controls and processes.

- In alternating years, Human Resources conducts an updating review with a focus on:
  - any material changes to executive and associate incentive plans
  - adoption of any new incentive plans or inclusion of new roles therein
  - review of any acquired company compensation plans and roles

The most recent bi-annual review noted that our practices of requiring deferral of a portion of bonus amounts into a mix of time- and — in the case of executive officers — performance-vesting equity awards, our robust share ownership guidelines, our compensation recoupment policy and our prohibition on hedging by executives all serve to further mitigate risk in our compensation plans.

The review concluded that none of the company's incentive plans were likely to motivate behavior that would result in a material adverse impact to the company. The potential residual risks identified through the process were determined to be effectively mitigated through established risk controls, leadership oversight, and our culture of proactive risk management.

After reviewing an update to the above review, our Board has concluded that our compensation policies in general, and our incentive programs in particular, remain well aligned with the interests of our shareholders and do not create risks that are reasonably likely to result in a material adverse effect on the company.

2024 Compensation Decisions

At the start of each fiscal year, following recommendation by our chair and CEO, each executive officer establishes key business goals and priorities, and aligns these goals to our Raymond James Core Values: Client First, Integrity, Independence and Long-term Thinking. The key business goals include the following areas of focus: financial achievement, business growth, operational efficiency and general management. The Committee reviews and approves the goals and performance priorities for the CEO, and reviews the goals and priorities for the other executive officers. The Committee does not utilize formulaic financial performance goals or targets, and performance metrics are not assigned any specific weighting for purposes of determining the compensation awarded to the CEO or other NEOs.

With an executive compensation program that is variable in nature, annual bonus determination begins with the evaluation of Raymond James' overall firm and business unit performance, assessment of key business goals and priorities and individual contribution. These performance factors are measured both qualitatively and quantitatively and are used to determine annual compensation. For determining our chair and CEO Mr. Reilly's annual bonus, the Committee also evaluates the performance of the company in terms of several specific additional measures: net revenues, pre-tax income and Adjusted ROE [1].

In November 2024, our chair and CEO Mr. Reilly evaluated the performance of the company and the individual performance of each executive officer, including the NEOs, against previously determined individual goals. Mr. Reilly made recommendations to the Committee as to the amounts of annual bonus and management RSUs to be awarded each executive officer (other than himself). The Committee reviewed and discussed such recommendations, as well as market data provided by its compensation consultant. The Committee evaluated the performance of Mr. Reilly and each of our other NEOs in light of all the above information. It then reviewed such information with the other non-executive directors, who engaged with the Committee in a thorough evaluation of the performance of Mr. Reilly and our other NEOs. Following such evaluations, the Committee approved the compensation described below.

[1]   Adjusted ROE is a non-GAAP measure. Please refer to Appendix A for a reconciliation of this measure to the most directly comparable GAAP measure and other required disclosures.

Individual Performance for 2024

Set forth below is a summary of the material accomplishments of each NEO and other important factors relevant to fiscal 2024, grouped by the areas of focus determined by the Committee at the beginning of the fiscal year, which the Committee considered in exercising its discretion to award compensation for 2024.

After considering the fiscal 2024 performance of the company and the individual performance factors associated with the specific areas of focus outlined below, the Committee awarded each named executive officer the bonus and other compensation in the amounts indicated.



Paul C. Reilly

Chair and CEO

2024 Contributions

Financial Achievement

Primary Performance Measures	FY 2024 Result	Change from FY 2023
Net revenues	$12.82B	10%
Pre-tax income	$2.64B	16%
Adjusted ROE [1]	19.6%	120 bps

Business Growth

Achieved record net revenues and earnings per diluted share in the face of market, regulatory, and economic challenges:

- Adjusted earnings per common share (diluted)[1] of $10.05 increased 21% over fiscal 2023
- Strong client asset growth drove record net revenues in fiscal 2024
- The ratio of the firm's total capital to risk-weighted assets and tier 1 leverage ratio ended the year at 24.1% and 12.8%, respectively, and remained well above the regulatory requirements of 10.5% and 4%, respectively, as well as management's targets
- PCG assets under administration of $1.51 trillion increased 25% over September 2023
- PCG assets in fee-based accounts of $875 billion increased 28% over September 2023
- Recruited financial advisors to the domestic independent contractor and employee affiliation options with approximately $335 million of trailing 12-month production at their previous firms
- Strong liquidity management and capital allocation (returned $1.3 billion to shareholders through share repurchases and dividends)

Operating Efficiency

- Delivered total compensation ratio of 64.1%
- Provided disciplined management of expenses delivering a pre-tax margin of 20.6% during the fiscal year (adjusted pre-tax margin of 21.4%[1])
- Strong leadership focus on commitments to advisors and clients to maintain exceptional service, including operations and technology service levels exceeding pre-pandemic levels

General Management

- Partnered with the Board of Directors in their decision-making process for CEO succession; focused on the transition process to ensure CEO-designate Paul Shoukry is prepared for the role
- Provided strong coaching and development guidance to support executive succession of CEO-designate Paul Shoukry
- Maintained strong and productive relationships with key industry regulators
- Led the development of a strong business continuity program that was significantly tested during two major hurricanes

Compensation: The Committee approved an annual bonus for 2024 of $23,300,000

Compensation Mix



3%	48%	49%

■ Base Salary   ■ Annual Cash Bonus   ■ Annual Equity (RSUs)

[1] Adjusted ROE, adjusted earnings per common share (diluted), and adjusted pre-tax margin are non-GAAP measures. Please refer to Appendix A for a reconciliation of these measures to the most directly comparable GAAP measures and other required disclosures.



Paul M. Shoukry

President and CFO

2024 Contributions

Financial Achievement

Supported the company in achieving strong results, including:

- Record net revenue of $12.82 billion, up 10% over fiscal 2023
- Record pre-tax income of $2.64 billion, up 16% over fiscal 2023
- ROE of 18.9% and Adjusted ROE [1] of 19.6% for the fiscal year

Business Growth

- Led the Bank segment to strong financial results and extremely high levels of management and client retention
- Provided leadership for management and optimization of client cash initiatives resulting in total clients' domestic cash sweep and Enhanced Savings Program balances increasing 3% over September 2023

Operating Efficiency

- Successfully led the firm's expense management initiatives (compensation and non-compensation)
- Provided disciplined management of financial risk targets

General Management

- Worked alongside CEO to enhance understanding of the firm's operations, as the named CEO successor
- Spent significant time increasing exposure to financial advisors and other professionals throughout the firm
- Supported executive leadership succession across the firm

Compensation: The Committee approved an annual bonus for 2024 of $7,000,000

Compensation Mix



6%	52%	42%

■ Base Salary ■ Annual Cash Bonus ■ Annual Equity (RSUs)



James E. Bunn

President of Global Equities and Investment Banking

2024 Contributions

Financial Achievement

- Provided effective leadership of Global Equities and Investment Banking ("GEIB") business unit, included in our Capital Markets segment, through a challenging market environment

Business Growth

- Continued to make strategic additions to the GEIB team by hiring several managing directors to augment the business and strengthen its market position
- Led partnership between GEIB and Raymond James Bank to launch private credit joint venture
- Led expansion of the financial sponsor business

Operating Efficiency

- Ensured disciplined management of expense initiatives, while investing for growth

General Management

- Provided strong leadership resulting in minimal regrettable attrition of top producing investment bankers
- Led GEIB efforts to recruit a strong analyst program (full-time and interns)

Compensation: The Committee approved an annual bonus for 2024 of $3,000,000

Compensation Mix



12%	60%	28%

■ Base Salary ■ Annual Cash Bonus ■ Annual Equity (RSUs)

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[1] Adjusted ROE is a non-GAAP measure. Please refer to Appendix A for a reconciliation of this measure to the most directly comparable GAAP measure and other required disclosures.



Scott A. Curtis

President of Private Client Group

2024 Contributions

Financial Achievement

- Record PCG annual net revenues of $9.5 billion and record PCG annual pre-tax income of $1.8 billion, up 9% and 1%, respectively, over fiscal 2023

Business Growth

- PCG assets under administration of $1.5 trillion, increased 25% over September 2023
- Recruited financial advisors to the domestic independent contractor and employee affiliation options with approximately $335 million of trailing 12-month production at their previous firms
- Domestic PCG net new assets of approximately $61 billion during fiscal 2024, representing growth of 5.5% over domestic PCG assets as of the beginning of the fiscal year
- Strategic leadership driving strong results in the RIA & Custodial Services ("RCS") channel

Operating Efficiency

- Exercised effective leadership of initiatives to increase digital tool utilization to enhance PCG's service delivery model
- Maintained strong focus on domestic PCG compensation ratio and disciplined management of expenses

General Management

- Provided vigorous leadership of PCG initiatives, including establishing new advisor recruiting strategy
- Provided strong leadership in the successful development and rollout of the new national advertising campaign
- Supported executive leadership succession within PCG

Compensation: The Committee approved an annual bonus for 2024 of $4,500,000

Compensation Mix



| 9% | 57% | 34% |

■ Base Salary ■ Annual Cash Bonus ■ Annual Equity (RSUs)



Bella Loykhter Allaire

Executive Vice President, Technology and Operations

2024 Contributions

Financial Achievement

- Managed the expenses in both Operations and Technology to budget

Business Growth

- Enabled the firm to recruit and retain financial advisors by providing resources and tools that are critical to meeting the needs of their clients

Operating Efficiency

- Maintained strong cost discipline in both the Technology and Operations functions

General Management

- Effectively managed information security solutions to keep the firm and client information protected despite significant increase in threat activity
- Delivered critical solutions for firmwide strategic and regulatory initiatives
- Supported executive leadership succession across the firm

Compensation: The Committee approved an annual bonus for 2024 of $3,900,000

Compensation Mix



| 10% | 58% | 32% |

■ Base Salary ■ Annual Cash Bonus ■ Annual Equity (RSUs)

Annual Direct Compensation for 2024

After assessing the company's financial and strategic performance for fiscal 2024 and evaluating the individual performance of our NEOs, the Committee exercised its discretion to award annual direct compensation for 2024 as set forth in the following table.

The presentation in this Annual Direct Compensation Table differs from the Summary Compensation Table ("SCT") on page 56 required by SEC rules, and is not a substitute for the SCT. There are two main differences:

- *We grant annual bonuses (cash and equity components) after our fiscal year has ended. Equity awards granted in fiscal 2025 to reward fiscal 2024 performance are therefore shown as 2024 compensation in this Annual Direct Compensation Table. The SCT, however, reports equity awards in the year they are granted, irrespective of the year they were earned. This results in a one-year lag between the time equity awards are granted and when they are reported in the SCT.*

- *The SCT contains a column reporting "All Other Compensation," which amounts are not part of the Committee's compensation determinations and are thus not shown in this Annual Direct Compensation Table.*

| | | | Incentive Compensation | | | |
Name and Principal Position	Salary	Cash Bonus	Time Vesting Stock Bonus Awards[1][2]	Performance Vesting Stock Bonus Awards[1][2][3][5]	Time Vesting Stock Awards[2][4][5]	Total
Paul C. Reilly Chair and Chief Executive Officer	$750,000	$11,650,083	$4,659,967	$6,989,950	$—	$24,050,000
Paul M. Shoukry President and Chief Financial Officer	$500,000	$4,450,212	$1,274,941	$1,274,941	$999,906	$8,500,000
James E. Bunn President of Global Equities and Investment Banking	$500,000	$2,450,148	$275,034	$274,874	$599,944	$4,100,000
Scott A. Curtis President of Private Client Group	$500,000	$3,200,098	$649,979	$649,979	$599,944	$5,600,000
Bella Loykhter Allaire Executive Vice President, Technology and Operations	$500,000	$2,900,150	$500,033	$499,873	$599,944	$5,000,000

[1] Other than with respect to Mr. Reilly's bonus, represents the applicable portion of any annual bonus that exceeds $275,000 for each NEO that is delivered in the form of RSUs. The proportion delivered in RSUs varies with the size of the annual bonus according to the formula presented on page 47 hereof. Of Mr. Reilly's total bonus, 50% was delivered in cash and 50% in RSUs. Of Mr. Reilly's RSUs, 40% were subject to time-vesting and 60% were subject to performance vesting. Each RSU vests, if at all, on the third anniversary of the grant date.

[2] Each RSU represents a contingent right to receive, upon vesting: (i) one share of common stock and (ii) non-preferential dividend equivalents equal to the sum of any dividends on the shares of common stock underlying the RSU that were actually paid during the vesting period. Refer to "Use of Equity Compensation — Effect of Retirement Eligibility on Equity Awards" on page 48 for further information.

[3] Represents the aggregate grant date value of performance RSUs delivered as annual bonus for fiscal year 2024, computed as described in footnote (1) to this table. Performance RSUs reported in this column vest, if at all, contingent upon the company achieving a three-year average of certain defined Adjusted ROE[6] levels and the company's rTSR percentile, in accordance with the formula presented in footnote (7) to the Outstanding Equity Awards at Fiscal Year End for 2024 table. The following amounts represent the maximum value grant date fair value of the performance RSUs granted in fiscal year 2025 for fiscal year 2024 performance: Mr. Reilly $12,581,910, Mr. Shoukry $2,294,894, Mr. Bunn $494,773, Mr. Curtis $1,169,962, and Ms. Loykhter Allaire $899,771. See "Use of Equity Compensation."

[4] Represents the grant date fair value of the management RSUs. The management RSUs vest 60% on the third, and 20% on each of the fourth and fifth anniversaries of the grant date.

[5] Excludes a special time-based RSU award and a special performance-based RSU award to Mr. Bunn, effective May 20, 2024 and December 13, 2024, respectively, with an aggregate grant date fair value at target of $5 million. The time-based RSU award, with a grant date fair value of approximately $2.5 million, vests 60% on the third, and 20% each on the fourth and fifth, anniversaries of the grant date, and is included in the SCT on page 56 of this Proxy Statement. The performance-based RSU award, with a grant date fair value at target of approximately $2.5 million, vests, if at all, based on the company's three-year average Adjusted ROE[6] as modified by the rTSR Adjustment, in accordance with the vesting scale set forth in the table "Awards Granted in Fiscal Year 2024 and 2023" on page 59.

[6] Adjusted ROE is a non-GAAP measure. Please refer to Appendix A for a reconciliation of this measure to the most directly comparable GAAP measure and other required disclosures.

Components of Total Direct Compensation

The following charts present the mix of compensation elements actually received for 2024 performance by our CEO and our other named executive officers (average) (excluding retirement plan contributions):

Components of Total Direct Compensation — 2024 Actual


Paul C. Reilly
BASE SALARY 3%
CASH BONUS 48%
STOCK BONUS-TIME VESTING 19%
STOCK BONUS-PERFORMANCE VESTING 30%
TOTAL ANNUAL DIRECT COMPENSATION
97% Performance-Based Compensation
Average NEO
BASE SALARY 9%
CASH BONUS 55%
STOCK BONUS-TIME VESTING 12%
STOCK BONUS-PERFORMANCE VESTING 12%
MANAGEMENT AWARDS-TIME VESTING 12%
TOTAL ANNUAL DIRECT COMPENSATION
79% Performance-Based Compensation

Summary Compensation Table for Fiscal 2024

The following table sets forth information about compensation earned by our named executive officers during fiscal 2022, 2023 and 2024 in accordance with SEC rules. The information presented below may be different from compensation information presented in this Proxy Statement in the table "Annual Direct Compensation for 2024," since that table sets forth compensation decisions made with respect to the indicated fiscal year, regardless of when the compensation was actually paid or granted. For a more detailed explanation of the differences between the presentation in that table and the table below, please see the note on page 54.

Name	Year	Salary	Bonus[1]	Stock Awards[2]	All Other Compensation[3]	Total
Paul C. Reilly Chair and Chief Executive Officer	2024	$750,000	$11,650,083	$10,549,900 [4]	$134,347	$23,084,330
	2023	$750,000	$9,250,100	$24,805,953 [5]	$106,903	$34,912,956
	2022	$687,500	$8,506,292	$8,399,938	$32,764	$17,626,494
Paul M. Shoukry President and Chief Financial Officer	2024	$500,000	$4,450,212	$1,999,942 [6]	$121,562	$7,071,716
	2023	$500,000	$3,300,058	$2,799,788	$69,754	$6,669,600
	2022	$450,000	$3,100,211	$1,949,871	$26,953	$5,527,035
James E. Bunn President of Global Equities and Investment Banking	2024	$500,000	$2,450,148	$3,399,859 [7]	$348,003	$6,698,010
	2023	$500,000	$1,700,097	$3,899,832	$202,306	$6,302,235
	2022	$450,000	$4,200,168	$4,999,857	($119,987)	$9,530,038
Scott A. Curtis President of Private Client Group	2024	$500,000	$3,200,098	$1,799,916 [8]	$214,513	$5,714,527
	2023	$500,000	$3,100,084	$6,649,884	$142,364	$10,392,332
	2022	$450,000	$2,950,116	$1,199,920	$18,109	$4,618,145
Bella Loykhter Allaire Executive Vice President, Technology and Operations	2024	$500,000	$2,900,150	$1,474,926 [9]	$1,246,633	$6,121,709

[1] The amounts disclosed in the Bonus column represent the annual cash bonus, as described in the CD&A, awarded to the NEOs.

[2] The amounts shown in the Stock Awards column represent the grant date fair value of equity awards granted to the NEOs in the fiscal year, including both time- and performance- vesting awards. For a description of our share-based compensation accounting policies, see Note 2 to our financial statements in our Form 10-K report for the fiscal year ended September 30, 2024. For more information, see the Grants of Plan Based Awards for Fiscal 2024 table below.

[3] See the All Other Compensation table below for a breakdown of these amounts.

[4] Includes 45,093 RSUs that vest over time and 50,054 RSUs that are performance vesting awards. The maximum value on the grant date of the performance vesting RSUs for Mr. Reilly was $9,989,955.

[5] Includes a special one-time equity retention award granted on December 15, 2022, with a grant date fair value at target of $15 million, which was further described in our Proxy Statement for the 2024 Annual Shareholders Meeting.

[6] Includes 11,724 RSUs that vest over time and 6,313 RSUs that are performance vesting awards. The maximum value on the grant date of the performance vesting RSUs for Mr. Shoukry was $1,259,929.

[7] Includes 26,539 RSUs that vest over time and 1,352 RSUs that are performance vesting awards. The maximum value on the grant date of the performance vesting RSUs for Mr. Bunn was $269,882. Includes the special time-based RSU award described in footnote (5) of the "Annual Direct Compensation" table.

[8] Includes 10,822 RSUs that vest over time and 5,411 RSUs that are performance vesting awards. The maximum value on the grant date of the performance vesting RSUs for Mr. Curtis was $1,079,971.

[9] Includes 9,357 RSUs that vest over time and 3,945 RSUs that are performance vesting awards. The maximum value on the grant date of the performance vesting RSUs for Ms. Loykhter Allaire was $787,359.

All Other Compensation Table for Fiscal 2024

The following table sets forth more detailed information concerning the items included in the "All Other Compensation" column of the Summary Compensation Table above.

Name	Employee Stock Ownership Plan Contribution	Profit Sharing Contribution[1]	401(k) Company Match	Deferred Compensation Plan Contribution[2]	Deferred Compensation Plan Gain[2]	Commissions	Perquisites[3]	Total All Other Compensation
Paul C. Reilly	$5,775	$15,750	$1,000	$33,000	$43,617	—	$35,205	$134,347
Paul M. Shoukry	$5,775	$15,683	$1,000	$33,000	$41,503	—	$24,601	$121,562
James E. Bunn	$5,775	$16,152	$1,000	$33,000	$292,076	—	—	$348,003
Scott A. Curtis	$5,775	$16,220	$1,000	$33,000	$120,848	$1,759	$35,911	$214,513
Bella Loykhter Allaire	$5,775	$15,616	$1,000	$33,000	$1,191,242	—	—	$1,246,633

[1] The employer-funded profit sharing contribution is based on the length of service and fiscal-year compensation, capped at the IRS annual compensation limit.

[2] See Nonqualified Deferred Compensation for Fiscal 2024 table for more information.

[3] Consists principally of company-paid commercial airfare, meals, ground transportation, lodging and incidental leisure activities and expenses for spouse or guests to attend business-related events where such attendance is expected or customary. For Mr. Curtis, includes $26,254 in company-paid commercial airfare. The aggregate incremental cost of commercial airfare was determined based on the actual cost of tickets paid by the company to the airlines.

Grants of Plan Based Awards for Fiscal 2024

The following table contains information concerning plan-based awards granted to each of the NEOs during fiscal 2024.

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards[1][2]			All Other Stock Awards: Number of Units[2]	Grant Date Fair Value of Stock Awards ($)[6]
		Threshold[3]	Target[4]	Maximum[5]		
Paul C. Reilly	12/15/2023	20,022	50,054	90,097		$5,549,988
	12/15/2023				33,369 [7]	$3,699,955
	12/15/2023				11,724 [8]	$1,299,957
Paul M. Shoukry	12/15/2023	2,525	6,313	11,363		$699,985
	12/15/2023				6,313 [7]	$699,985
	12/15/2023				5,411 [8]	$599,972
James E. Bunn	12/15/2023	541	1,352	2,434		$149,910
	12/15/2023				1,353 [7]	$150,021
	12/15/2023				5,411 [8]	$599,972
	05/20/2024				19,775 [8]	$2,499,956
Scott A. Curtis	12/15/2023	2,164	5,411	9,740		$599,972
	12/15/2023				5,411 [7]	$599,972
	12/15/2023				5,411 [8]	$599,972
Bella Loykhter Allaire	12/15/2023	1,578	3,945	7,101		$437,422
	12/15/2023				3,946 [7]	$437,532
	12/15/2023				5,411 [8]	$599,972

[1] The "Estimated Future Payouts Under Equity Incentive Plan Awards" columns represent the minimum, target and maximum number of shares that could be received by each listed officer upon the vesting of RSUs, excluding dividend equivalents. RSUs vest based on the company's three-year average Adjusted ROE[9] for fiscal years 2024, 2025 and 2026, as well as the company's rTSR Percentile Ranking. See footnote (7) to the Outstanding Equity Awards at Fiscal Year End for 2024 table herein for more information.

[2] Each RSU represents a contingent right to receive (i) one share of common stock and (ii) non-preferential dividend equivalents equal to the sum of any dividends on the shares of common stock underlying the RSUs that were actually paid during the vesting period. Refer to "Use of Equity Compensation — Effect of Retirement Eligibility on Equity Awards" on page 48 for further information.

[3] Threshold is 40% of awarded RSUs if the three-year average Adjusted ROE[9] is at least equal to 10% and the company's rTSR percentile is less than or equal to 25.

[4] Target is 100% of awarded RSUs if the three-year average Adjusted ROE[9] is equal to 15% and the company's rTSR percentile equals to 50.

[5] Maximum is 180% of awarded RSUs if the three-year average Adjusted ROE[9] is 20% or more and the company's rTSR percentile is equal to or more than 75.

[6] Reflects the grant date fair value of each equity award computed in accordance with ASC Topic 718. For a description of our share-based compensation accounting policy, see Note 2 of our financial statements in our Annual Report on Form 10-K for the fiscal year ended September 30, 2024.

[7] We deliver a portion of the annual bonus awarded to highly compensated employees in the form of RSUs (see the CD&A for more information). These RSUs vest approximately three years from the date of grant.

[8] We grant management RSUs which vest 60% on the third, and 20% on each of the fourth and fifth, anniversaries of the grant date. Refer to footnote (5) to the "Annual Direct Compensation" table for additional information with respect to Mr. Bunn's award granted on May 20, 2024.

[9] Adjusted ROE is a non-GAAP measure. Please refer to Appendix A for a reconciliation of this measure to the most directly comparable GAAP measure and other required disclosures.

Outstanding Equity Awards at Fiscal Year End for 2024

The following table contains information as of September 30, 2024, about the outstanding equity awards held by our named executive officers.

		Stock Awards[1]			
Name	Grant Date	Number of Units of Stock That Have Not Vested	Market Value of Units of Stock That Have Not Vested[2]	Equity Incentive Plan Awards: Number of Unearned Units That Have Not Vested[3]	Equity Incentive Plan Awards: Market Value of Unearned Units That Have Not Vested[2]
Paul C. Reilly	11/22/2019	3,750 [4]	$459,225	—	—
	12/03/2020	7,800 [4]	$955,188	—	—
	12/02/2021	13,697 [4]	$1,677,335	—	—
	12/15/2021	29,460 [5]	$3,607,672	79,544	$9,740,958
	12/15/2022	85,259 [5]	$10,440,817	—	—
	12/15/2022	11,788 [4]	$1,443,558	230,202	$28,190,537
	12/15/2023	11,724 [4]	$1,435,721	90,097	$11,033,279
	12/15/2023	33,369 [5]	$4,086,368	—	—
Paul M. Shoukry	11/22/2019	1,500 [4]	$183,690	—	—
	12/12/2019	900 [4]	$110,214	—	—
	12/03/2020	3,000 [4]	$367,380	—	—
	12/02/2021	11,589 [4]	$1,419,189	—	—
	12/15/2021	4,409 [5]	$539,926	7,934	$971,598
	12/15/2022	14,507 [4]	$1,776,527	—	—
	12/15/2022	5,441 [5]	$666,305	9,792	$1,199,128
	12/15/2023	5,411 [4]	$662,631	—	—
	12/15/2023	6,313 [5]	$773,090	11,363	$1,391,513
James E. Bunn	11/22/2019	1,500 [4]	$183,690	—	—
	12/03/2020	3,000 [4]	$367,380	—	—
	12/02/2021	23,179 [4]	$2,838,500	—	—
	12/15/2021	14,523 [5]	$1,778,487	26,140	$3,201,104
	12/15/2022	14,507 [4]	$1,776,527	18,770	$2,298,574
	12/15/2022	10,428 [5]	$1,277,013	—	—
	12/15/2023	5,411 [4]	$662,631	—	—
	12/15/2023	1,353 [5]	$165,688	2,434	$298,068
	05/20/2024	19,775 [4]	$2,421,647	—	—
Scott A. Curtis	11/22/2019	1,500 [4]	$183,690	—	—
	12/03/2020	3,000 [4]	$367,380	—	—
	12/02/2021	6,321 [4]	$774,070	—	—
	12/15/2021	3,112 [5]	$381,096	5,602	$686,021
	12/15/2022	50,779 [5]	$6,218,396	—	—
	12/15/2022	4,761 [5]	$583,032	8,568	$1,049,237
	12/15/2023	5,411 [4]	$662,631	—	—
	12/15/2023	5,411 [5]	$662,631	9,740	$1,192,760

		Stock Awards[1]		Equity Incentive Plan Awards: Number of Unearned Units That Have Not Vested[3]	Equity Incentive Plan Awards: Market Value of Unearned Units That Have Not Vested[2]
Name	Grant Date	Number of Units of Stock That Have Not Vested	Market Value of Units of Stock That Have Not Vested[2]		
Bella Loykhter Allaire	11/22/2019	1,500 [4]	$183,690	—	—
	12/03/2020	3,000 [4]	$367,380	—	—
	12/02/2021	6,321 [4]	$774,070	—	—
	12/15/2021	2,853 [5]	$349,378	5,134	$628,710
	12/15/2022	5,440 [4]	$666,182	—	—
	12/15/2022	3,287 [5]	$402,526	5,917	$724,596
	12/15/2023	5,411 [4]	$662,631	—	—
	12/15/2023	3,946 [5]	$483,227	7,101	$869,588

[1] Refer to "Use of Equity Compensation — Effect of Retirement Eligibility on Equity Awards" on page 48 for further information.

[2] The market value of stock awards is based on the closing market price of our common stock on the NYSE on September 30, 2024, which was $122.46.

[3] The number of units reported represents the maximum 180% of awarded RSUs if the three-year average Adjusted ROE[6] is 20% or more and the company's rTSR percentile is equal to or more than 75 and vest three years from the date of grant based on the thresholds disclosed in footnote (7) to this table.

[4] These RSU awards vest 60% on the third, and 20% on each of the fourth and fifth, anniversaries of the grant date. Refer to footnote (5) to the "Annual Direct Compensation" table for additional information with respect to Mr. Bunn's award granted on May 20, 2024.

[5] These RSU awards vest approximately three years from the date of grant.

[6] Adjusted ROE is a non-GAAP measure. Please refer to Appendix A for a reconciliation of this measure to the most directly comparable GAAP measure and other required disclosures.

[7] Outstanding RSUs vest on the 3rd anniversary of the grant only if the company attains certain three-year average Adjusted ROE[6] levels. The vesting formulas are as follows, with results to be interpolated.

Awards Granted in Fiscal Year 2024 and 2023

Adjusted ROE - three-year average	RSU Vesting Percentage
≥20%	150%
18%	125%
15%	100%
12%	75%
10%	50%
<10%	0%

Company rTSR Percentile Ranking	Adjustment to ROE Result
≥ 75th%	120%
= 50th%	100%
< 25th%	80%

Awards Granted in Fiscal Year 2022

Adjusted ROE - three-year average	RSU Vesting Percentage
≥17%	150%
15%	125%
13%	100%
11%	75%
9%	50%
<9%	0%

Company rTSR Percentile Ranking	Adjustment to ROE Result
≥ 75th%	120%
= 50th%	100%
< 25th%	80%

Stock Vested for Fiscal 2024

The following table provides information about RSU awards held by our NEOs that vested in fiscal 2024.

	Stock Awards	
Name	**Number of Shares Acquired on Vesting[1]**	**Value Realized on Vesting[2]**
Paul C. Reilly	119,408	$13,144,201
Paul M. Shoukry	12,310	$1,314,719
James E. Bunn	25,439	$2,773,124
Scott A. Curtis	15,188	$1,632,681
Bella Loykhter Allaire	15,443	$1,661,050

[1] At the election of the grantee, a portion of vested shares from each award may be withheld by the company to cover taxes.

[2] The value of the shares on each respective vesting date using the closing market price for our common stock on the day prior to vesting date.

Nonqualified Deferred Compensation for Fiscal 2024

The following table provides information regarding our deferred compensation plans for our NEOs, which include the Long Term Incentive Plan (LTIP) and the Voluntary Deferred Compensation Plan ("VDCP").

Name	**Executive Contributions in Last Fiscal Year**	**Registrant Contributions in Last Fiscal Year[2][3]**	**Aggregate Earnings/(Losses) in Last Fiscal Year**	**Aggregate Withdrawals/ Distributions**	**Aggregate Balance at Last Fiscal Year End (2024)**
Paul C. Reilly					$230,569
LTIP	—	$33,000	$43,618	$58,314	$230,569 [4]
Paul M. Shoukry					$215,266
LTIP	—	$33,000	$41,503	$21,626	$215,266 [4]
James E. Bunn					$1,436,167
LTIP	—	$33,000	$164,529	—	$819,050 [4]
VDCP	$18,750 [1]	—	$127,546	—	$617,117 [5]
Scott A. Curtis					$611,331
LTIP	—	$33,000	$120,849	$57,729	$611,331 [4]
Bella Loykhter Allaire					$5,712,128
LTIP	—	$33,000	$43,617	$58,314	$230,569 [4]
VDCP	—	—	$1,147,625	—	$5,481,559 [5]

[1] The amounts presented are included in the Salary column of the Summary Compensation Table.

[2] The amounts presented in these columns are included in the All Other Compensation table located below the footnotes to the Summary Compensation Table.

[3] Represents amounts earned with respect to the 2024 fiscal year but contributed in December 2024.

[4] The amounts presented include previously and currently reported compensation with respect to LTIP contributions made by us. The following amounts represent vested balances at September 30, 2024: Mr. Reilly $66,201, Mr. Shoukry $50,898, Mr. Bunn $654,682, Mr. Curtis $446,963 and Ms. Loykhter Allaire $66,201.

[5] The amount presented includes currently reported compensation with respect to VDCP contributions made by the respective NEO. These entire balances are vested as of September 30, 2024.

Long Term Incentive Plan. Our LTIP, originally adopted effective October 1, 2000, is a deferred compensation plan benefiting key management and other highly compensated employees. Under the LTIP, we determine each year which employees will be participants for that plan year and then establish an account for such year for each participant. Although we can elect to use other allocation formulas, historically, the allocations under the LTIP have been made based upon the NEO's level of compensation above a minimum, and not in excess of a maximum (for fiscal 2024, the Committee determined these amounts with respect to our NEOs at $330,000 and $930,000, respectively). The Committee or its designee then determines the percentage, if any, by which that compensation is multiplied to determine the contribution credited to each participant's account for the particular plan year. Each account is thereafter credited (or debited), based upon the allocable share of the return that would have been earned (including any negative return) had all accounts been invested in a group of unaffiliated mutual funds and managed accounts. Senior management selects those mutual funds and managed accounts, pursuant to authority delegated by the Committee. Annual allocations and their deemed earnings vest after five years, subject to earlier vesting in the case of death, disability and retirement. We pay the vested account balance in a cash lump sum after five years of credited service, subject to earlier payment in the case of death or disability, and subject to certain deferral rights that must be exercised at least 12 months in advance of the account balance vesting. Because the account balances are unfunded, they represent unsecured claims against the company. The Amended & Restated LTIP was filed as exhibit 10.9 to the company's Annual Report on Form 10-K filed with the SEC on November 21, 2018.

Voluntary Deferred Compensation Plan. The VDCP was established effective January 1, 2013, to provide a voluntary, pre-tax capital accumulation opportunity for a select group of highly compensated employees and independent contractors to defer compensation. The VDCP allows participants with annual calendar year compensation of $300,000 or more to defer up to 75% of base salary, bonuses and commissions, subject to certain minimums and maximums, and permits the company to make contributions at any time in its sole discretion. Balances of participants are deemed to be invested, at the election of the participant, in funds selected by the participant from a list chosen by the committee that administers the plan. Each year participants may elect to have that year's deferrals distributed as a scheduled in-service withdrawal or upon retirement. All plan balances (deferrals, company contributions and earnings thereon) are unsecured liabilities of the company. The Amended & Restated VDCP was filed as exhibit 10.12 to the company's Annual Report on Form 10-K filed with the SEC on November 21, 2018.

Potential Payments upon Termination or Change in Control for Fiscal 2024

Except as described in our Proxy Statement for the 2024 Annual Shareholders Meeting with respect to the CEO special one-time equity retention award, none of the NEOs is a party to any agreement or arrangement with us providing for payments in connection with any termination, including resignation, severance or retirement, a change in such officer's responsibilities, or a change in control of the company. The following tables summarize the estimated payments to be made under each agreement, plan or arrangement in effect as of September 30, 2024, which provides for payments to an NEO at, following or in connection with a termination of employment or a change in control. However, in accordance with SEC regulations, we do not report any amount to be provided to an NEO under any arrangement that does not discriminate in scope, terms or operation in favor of our NEOs and that is available generally to all salaried employees. In accordance with SEC regulations, this analysis assumes that the NEOs' date of termination is September 30, 2024, and the price per share of our common stock on the date of termination is the closing price of our common stock on the NYSE as of that date, which was $122.46.

Paul C. Reilly

Benefit and Payments Upon Termination	Voluntary Termination without Good Reason ($)	Termination by Executive for Good Reason or Involuntary Termination by the Company without Cause ($)	Involuntary Termination for Cause ($)	Retirement ($)	Death or Disability ($)	Change in Control ($)	Qualified Termination Following Change in Control ($)
Salary Continuation	—	—	—	—	—	—	—
Annual Cash Bonus	—	—	—	—	—	—	—
Severance Payment	—	—	—	—	—	—	—
Share Awards	$34,652,016	$51,308,536	—	$34,652,016	$51,308,536	—	$51,308,536
Stock Options	—	—	—	—	—	—	—
Welfare Benefits	—	—	—	—	—	—	—

Paul M. Shoukry

Benefit and Payments Upon Termination	Voluntary Termination without Good Reason ($)	Termination by Executive for Good Reason or Involuntary Termination by the Company without Cause ($)	Involuntary Termination for Cause ($)	Retirement ($)	Death or Disability ($)	Change in Control ($)	Qualified Termination Following Change in Control ($)
Salary Continuation	—	—	—	—	—	—	—
Annual Cash Bonus	—	—	—	—	—	—	—
Severance Payment	—	—	—	—	—	—	—
Share Awards	—	$3,958,397	—	—	$8,478,028	—	$8,478,028
Stock Options	—	—	—	—	—	—	—
Welfare Benefits	—	—	—	—	—	—	—

James E. Bunn

Benefit and Payments Upon Termination	Voluntary Termination without Good Reason ($)	Termination by Executive for Good Reason or Involuntary Termination by the Company without Cause ($)	Involuntary Termination for Cause ($)	Retirement ($)	Death or Disability ($)	Change in Control ($)	Qualified Termination Following Change in Control ($)
Salary Continuation	—	—	—	—	—	—	—
Annual Cash Bonus	—	—	—	—	—	—	—
Severance Payment	—	—	—	—	—	—	—
Share Awards	—	$6,442,131	—	—	$14,692,506	—	$14,692,506
Stock Options	—	—	—	—	—	—	—
Welfare Benefits	—	—	—	—	—	—	—

Scott A. Curtis

Benefit and Payments Upon Termination	Voluntary Termination without Good Reason ($)	Termination by Executive for Good Reason or Involuntary Termination by the Company without Cause ($)	Involuntary Termination for Cause ($)	Retirement ($)	Death or Disability ($)	Change in Control ($)	Qualified Termination Following Change in Control ($)
Salary Continuation	—	—	—	—	—	—	—
Annual Cash Bonus	—	—	—	—	—	—	—
Severance Payment	—	—	—	—	—	—	—
Share Awards	$5,907,348	$11,459,562	—	$5,907,348	$11,459,562	—	$11,459,562
Stock Options	—	—	—	—	—	—	—
Welfare Benefits	—	—	—	—	—	—	—

Bella Loykhter Allaire

Benefit and Payments Upon Termination	Voluntary Termination without Good Reason ($)	Termination by Executive for Good Reason or Involuntary Termination by the Company without Cause ($)	Involuntary Termination for Cause ($)	Retirement ($)	Death or Disability ($)	Change in Control ($)	Qualified Termination Following Change in Control ($)
Salary Continuation	—	—	—	—	—	—	—
Annual Cash Bonus	—	—	—	—	—	—	—
Severance Payment	—	—	—	—	—	—	—
Share Awards	$5,123,971	$5,123,971	—	$5,123,971	$5,123,971	—	$5,123,971
Stock Options	—	—	—	—	—	—	—
Welfare Benefits	—	—	—	—	—	—	—

2024 CEO Pay Ratio

Set forth below is a reasonable estimate of the ratio of annual total compensation of Paul C. Reilly, our CEO, to the annual total compensation of our median employee, calculated in accordance with SEC rules. Since these rules allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their own individual circumstances, the ratio reported by us may not be comparable to the ratios reported by other companies.

We applied the following steps to identify the median employee based on our total employee population as of July 1, 2024. We included all active full- and part-time employees on this date (other than our CEO) who had been employed by us at any time during calendar 2023. In accordance with SEC rules, we did not include independent contractors—thus, the financial advisors in our Raymond James Financial Services channel and their staffs were excluded. In addition, we excluded our German employees who constituted less than 5% of our total employee population ("*de minimis* exclusion"). Prior to applying the *de minimis* exclusion, our total employee population as of July 1, 2024 consisted of 17,366 persons, with 14,822 employees located in the U.S. and 2,544 outside the U.S. After applying the *de minimis* exclusion, our total employee population consisted of 14,822 employees in the U.S. and 2,485 employees outside the U.S.

To identify our median employee, we used a "gross taxable earnings" measure for calendar year 2023, which included: (i) annual base pay (salary or gross wages), (ii) commissions, (iii) bonuses, (iv) fringe benefits, (v) the value of equity awards that vested during the year, and (vi) miscellaneous taxable earnings. We annualized the base pay (only) for any employees who commenced work during calendar 2023, with certain non-material exceptions. Compensation amounts were determined from our payroll systems of record. Payments in Canadian dollars and British Pound Sterling were converted to U.S. dollars using a 12-month average currency exchange rate for the year. To identify our median employee, we then calculated the total gross taxable earnings for our employee population.

For fiscal 2024, we estimated the ratio of such median employee's annual total compensation to that of the CEO in accordance with SEC rules for the Summary Compensation Table, as follows:

- the median of the annual total compensation of all employees (other than the CEO) was $119,044;
- the annual total compensation of the CEO, as reported in the Summary Compensation Table, was $23,084,330; and
- the ratio of the annual total compensation of the CEO to the median of the annual total compensation of all employees was 194 to 1.

Pay versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between compensation actually paid (sometimes referred to herein as "CAP") to our NEOs and certain financial performance metrics of the Company using a methodology that has been prescribed by the SEC. The amounts reported in this table are not additional amounts received by our chief executive officer (here sometimes referred to as the principal executive officer, or "PEO") and non-PEO NEOs to the amounts reported in the SCT. The calculations and analysis below do not necessarily reflect the company's approach to aligning executive compensation with performance, and the Compensation and Talent Committee did not consider the pay versus performance disclosure below when making its incentive compensation decisions. For further information concerning the company's variable pay-for-performance philosophy and how the company aligns executive compensation with the company's performance, refer to "Compensation Discussion and Analysis."

					Value of Initial Fixed $100 Investment Based On:			
Fiscal Year	Summary Compensation Table Total for PEO[1]	Compensation Actually Paid to PEO[2]	Average Summary Compensation Table Total for non-PEO NEOs[1]	Average Compensation Actually Paid to non-PEO NEOs[2]	Total Shareholder Return[3]	Peer Group Total Shareholder Return[3]	Net Income ($ millions)	Company-Selected Metric: Pre-Tax Income ($ millions)[4]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2024	$23,084,330	$34,073,585	$6,401,491	$8,212,335	$266.64	$212.81	$2,068	$2,643
2023	$34,912,956	$39,837,679	$8,397,928	$8,689,563	$216.24	$153.55	$1,739	$2,280
2022	$17,626,494	$24,783,921	$6,073,940	$7,110,695	$209.25	$145.26	$1,509	$2,022
2021	$13,656,209	$33,838,591	$4,865,740	$7,591,527	$192.74	$165.02	$1,403	$1,791

[1] The dollar amounts reported in columns (b) and (d) are the amounts of total compensation reported for Mr. Reilly (our Chief Executive Officer) and the average for our NEOs excluding Mr. Reilly, respectively, for each corresponding year in the "Total" column of the Summary Compensation Table. Refer to "Summary Compensation Table for Fiscal 2024." Mr. Reilly served as our PEO for the full fiscal year in 2024, 2023, 2022, and 2021. Our non-PEO NEOs included: (a) for fiscal year 2024, Messrs. Shoukry, Bunn, and Curtis and Ms. Loykhter Allaire; (b) for fiscal year 2023 and 2022, Messrs. Shoukry, Bunn, Curtis, and Tashtego S. Elwyn; and (c) for fiscal year 2021, Messrs. Shoukry, Bunn, John C. Carson, Jr., and Ms. Loykhter Allaire.

[2] The dollar amounts reported in columns (c) and (e) represent the amount of CAP to Mr. Reilly, and the average CAP to our NEOs excluding Mr. Reilly, respectively, as computed in accordance with Item 402(v) of Regulation S-K. The fair value of equity awards was determined using methodologies and assumptions developed in a manner substantively consistent with those used to determine the grant date fair value of such awards. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Reilly or the rest of our NEOs as a group during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the adjustments set forth in the sections below entitled "PEO SCT Total to CAP Reconciliation" and "Non-PEO NEO Average SCT Total to Average CAP Reconciliation" were made to total compensation as reported in the SCT for each year to determine the CAP for Mr. Reilly and the average for our NEOs excluding Mr. Reilly, respectively.

[3] The TSR value listed in each year reflects what the cumulative value of $100 would be if invested on September 30, 2020. For purposes of this disclosure, the Peer Group in column (g) is defined as the Dow Jones U.S. Investment Services index.

[4] While the company uses numerous financial and non-financial performance measures for the purpose of evaluating performance for the company's compensation programs, the company has determined that Pre-Tax Income is the financial performance measure that, in the company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the company to link compensation actually paid to the company's NEOs for the most recently completed fiscal year to company performance.

PEO SCT Total to CAP Reconciliation

Fiscal Year	2024	2023	2022	2021
SCT Total	$23,084,330	$34,912,956	$17,626,494	$13,656,209
- Grant Date Fair Value of Stock Awards Granted in Fiscal Year	$(10,549,900)	$(24,806,053)	$(8,399,938)	$(5,930,786)
∓ Fair Value at Fiscal Year-End of Outstanding and Unvested Stock Awards Granted in Fiscal Year	$13,502,448	$26,626,504	$11,955,335	$11,046,655
∓ Change in Fair Value of Outstanding and Unvested Stock Awards Granted in Prior Fiscal Years	$6,308,750	$391,686	$2,427,263	$13,414,882
∓ Fair Value at Vesting of Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	—	—	—	—
∓ Change in Fair Value as of Vesting Date of Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$1,045,431	$1,866,361	$656,403	$1,228,298
- Fair Value as of Prior Fiscal Year-End of Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	—	—	—	—
+ Dividends or Other Earnings Paid on Stock Awards in the Fiscal Year Prior to the Vesting Date that are not otherwise included in the Total Compensation for the Fiscal Year	$682,526	$846,225	$518,364	$423,333
Compensation Actually Paid	**$34,073,585**	**$39,837,679**	**$24,783,921**	**$33,838,591**

Non-PEO NEO Average SCT Total to Average CAP Reconciliation

Fiscal Year	2024	2023	2022	2021
Average SCT Total	$6,401,491	$8,397,928	$6,073,940	$4,865,740
- Grant Date Fair Value of Stock Awards Granted in Fiscal Year	$(2,168,661)	$(4,968,583)	$(2,331,126)	$(981,554)
∓ Fair Value at Fiscal Year-End of Outstanding and Unvested Stock Awards Granted in Fiscal Year	$2,467,638	$4,720,630	$2,878,263	$1,653,311
∓ Change in Fair Value of Outstanding and Unvested Stock Awards Granted in Prior Fiscal Years	$1,271,791	$79,638	$307,916	$1,804,171
∓ Fair Value at Vesting of Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	—	—	—	—
∓ Change in Fair Value as of Vesting Date of Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$125,787	$298,716	$89,930	$189,771
- Fair Value as of Prior Fiscal Year-End of Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	—	—	—	—
+ Dividends or Other Earnings Paid on Stock Awards in the Fiscal Year Prior to the Vesting Date that are not otherwise included in the Total Compensation for the Fiscal Year	$114,289	$161,234	$91,772	$60,088
Average Compensation Actually Paid	**$8,212,335**	**$8,689,563**	**$7,110,695**	**$7,591,527**

Financial Performance Measures

As described in greater detail in "Compensation Discussion and Analysis," the company's executive compensation program emphasizes discretionary variable annual performance compensation and long-term incentive compensation in the form of RSUs, a portion of which will be received only upon the company's attainment of specific financial targets. The Committee believes that delivering equity in the form of RSUs aligns employees' interests with those of shareholders and helps motivate executives to achieve financial and strategic goals within the bounds of the company's risk tolerance levels. The metrics that the company uses for equity incentive award vesting are selected based on an objective of serving shareholders' interests by conditioning vesting upon future performance that delivers on the company's long-term business strategy. The most important financial performance measures used by the company to link CAP to the company's NEOs, for the most recently completed fiscal year, to the company's performance are as follows:

- Pre-tax Income
- Net Revenue
- Adjusted ROE[1]

[1]   Adjusted ROE is a non-GAAP financial measure. Please refer to Appendix A for a reconciliation of this measure to the most directly comparable GAAP measure and other important disclosures.

Analysis of the Information Presented in the Pay versus Performance Table

As described in more detail in the section "Compensation Discussion and Analysis," the company's executive compensation program emphasizes discretionary variable annual performance compensation and performance-vesting long-term incentive compensation. While the company utilizes several performance measures to align executive compensation with company performance, not all of those company measures are presented in the Pay versus Performance table. Moreover, the company generally seeks to incentivize long-term performance, and therefore does not specifically align the company's performance measures with compensation actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, the company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

Compensation Actually Paid and Cumulative TSR of Company and Peer Group

As demonstrated by the following graph, the amount of compensation actually paid to Mr. Reilly and the average amount of compensation actually paid to the company's NEOs as a group (excluding Mr. Reilly) is aligned with the company's cumulative TSR over the four years presented in the table. The alignment of CAP with the company's cumulative TSR over the period presented is because a significant portion of the compensation actually paid to Mr. Reilly and to the other NEOs is comprised of equity awards. As described in more detail in the section "Compensation Discussion and Analysis," 50% of the annual bonus for our CEO is delivered in the form of RSUs, of which 60% are performance RSUs that vest based on attainment of average Adjusted ROE levels over a three-year measurement period. For the other executive officers, a variable portion of the annual bonus amount is delivered in the form of RSUs, of which 50% are performance RSUs. The amounts vesting are further subject to modification (+/- 20%) based on the company's rTSR compared to a defined peer group.

The chart below illustrates the relationship between the PEO and average Non-PEO NEO CAP amounts and RJF's and our Peer Group's TSR during fiscal years 2021-2024.



The charts below illustrate the relationship between the PEO and Non-PEO NEO CAP amounts and the Company's Net Income and Pre-Tax Income during fiscal years 2021-2024.

CAP vs. Net Income



CAP vs. Pre-Tax Income



Other Compensation Policies

Hedging Policy

The company maintains a written Insider Trading Policy ("Policy") that is designed to prohibit company personnel from violating insider trading laws and mitigate the risk of even the appearance of improper conduct. The Policy applies to directors, officers, employees and other associates of the company, together with certain of their family members and controlled entities ("Covered Persons"). The Policy imposes the following restrictions on trading in securities issued by the company (including our common stock), whether or not the Covered Person is aware of material nonpublic information concerning the company.

Directors and Executive Officers. Under the Policy, members of the company's Board and its executive officers (the "Pre-Clearance Group") may not, in connection with our securities:

- engage in transactions in publicly traded or private options or other derivative securities
- hold such securities in a margin account unless such securities have been exempted from any security interest of the broker
- pledge such securities as collateral for a loan, or
- utilize standing orders for longer than one business day (other than employee stock option limit orders or approved Rule 10b5-1 trading plans).

All Covered Persons. In addition, no Covered Person (including the Pre-Clearance Group) may, in connection with our securities:

- engage in short sales
- transact in publicly traded or private options; except that non-Pre-Clearance Group members may sell covered call options, and/or buy protective put options in non-speculative, bona fide transactions against an existing, non-restricted long position (with certain exceptions)
- enter into, modify or cancel a standing order when subject to a trading "blackout"
- allow any financial advisor to purchase or sell such securities within a discretionary account, or
- engage in hedging or monetization transactions.

The Policy permits Covered Persons to request limited exceptions to these restrictions from time to time from the Legal Department.

Compensation Recoupment Policies

The company maintains a Compensation Recoupment Policy that is intended to reduce potential risks associated with our compensation plans, and thus better align the long-term interests of our NEOs and our shareholders. The policy contains three triggers that could result in "clawback" of compensation: (i) instances of financial statement restatement, (ii) discovery of a materially inaccurate performance measure that resulted in an inappropriate award or vesting of incentive compensation, and (iii) serious misconduct or materially imprudent judgment that caused the company material financial or reputational harm. Incentive compensation is defined to include any compensation other than base salary, and it thus includes cash, shares of stock, restricted shares, RSUs and stock options. The third trigger gives the Committee authority to require forfeiture of the employee's unvested incentive compensation awards and/or reimbursement of the most recently received annual bonus. It applies to all executive officers and to any other employee whose annual incentive compensation exceeds 50% of total annual compensation, with the exception of Private Client Group financial advisors and branch managers.

In addition, the company maintains a Dodd-Frank Clawback Policy in accordance with SEC and NYSE rules, which policy requires current and former executive officers of the company to return any incentive-based compensation that is determined to be erroneously awarded compensation in the event that the company is required to prepare an accounting restatement, in each case as defined in such policy.

Income Deduction Limitations under Section 162(m)

Section 162(m) of the Internal Revenue Code ("§162(m)") generally sets a limit of $1 million on the amount of compensation that the company may deduct for federal income tax purposes in any given year with respect to the compensation of "covered employees," which currently includes our principal executive officer, our principal financial officer and the three most highly compensated executive officers (as well as individuals in these categories in certain prior years). The Committee believes that the tax deduction limitation should not compromise its ability to design and maintain executive compensation arrangements that will attract and retain the executive talent to compete successfully. Accordingly, achieving the desired flexibility in the design and delivery of compensation may result in compensation that, in certain cases, is not deductible for federal income tax purposes.

Based on the factors discussed under "2024 Compensation Decisions" above, in fiscal 2024 the company paid, and in fiscal 2025 the Committee expects the company to pay, certain NEOs compensation (including a base salary, annual bonus and RSUs) that, in the aggregate, exceeds $1 million in value. The Committee believes that this compensation is necessary in order to maintain the competitiveness of the total compensation package and, as a result, has determined that it is appropriate, regardless of whether certain amounts of such compensation are ultimately deductible for federal income tax purposes.

Report of the Compensation and Talent Committee

The C&T Committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. Based on this review and discussion, the C&T Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report.

Respectfully submitted by the C&T Committee

Benjamin C. Esty, Chair
Jeffrey N. Edwards
Gordon L. Johnson
Raymond W. McDaniel, Jr.
Raj Seshadri

Proposal 3 – Ratify Appointment of Independent Registered Public Accounting Firm

What is being voted on: Ratification of the appointment of KPMG as our independent registered public accounting firm.	Board recommendation: Our Board unanimously recommends a vote FOR ratification of the appointment of KPMG as our independent registered public accounting firm for 2025.

General

The Audit Committee has appointed KPMG LLP as the independent registered public accounting firm to audit the company's consolidated financial statements for the fiscal year ending September 30, 2025, and to audit the company's internal control over financial reporting as of September 30, 2025. Representatives of KPMG LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. It is also expected that they will be available to respond to appropriate questions.

If the proposal to ratify the appointment is not approved, the Audit Committee will reconsider the selection of KPMG LLP as the company's independent registered public accounting firm, but may still determine that the appointment of our independent registered public accounting firm is in the best interests of the company and its shareholders. Even if the appointment is ratified by the shareholders, the Audit Committee, in its discretion, may appoint a different independent registered public accounting firm at any time during the year if the committee determines that such a change would be in the best interests of the company and its shareholders.

Fees Paid to Independent Registered Public Accounting Firm

The Audit Committee, with the approval of the shareholders, engaged KPMG to perform an annual audit of the company's consolidated financial statements for fiscal year 2024. The following table presents fees for the fiscal years 2024 and 2023 for the audit of the company's annual consolidated financial statements and for other services rendered by KPMG. Fees for fiscal year 2024 represent the approximate aggregate fees billed or expected to be billed to the company by KPMG. Fees for fiscal year 2023 represent the actual aggregate fees billed to the company by KPMG.

	Fiscal Year	
	2024	2023
Audit[1]	$11,834,242	$10,518,830
Audit-Related[2]	817,070	869,103
Tax[3]	261,859	362,701
All Other Fees[4]	13,136	138,446
Total	$12,926,307	$11,889,080

[1] Audit fees represents fees for the audit of the company's consolidated and subsidiary financial statements.

[2] Audit-Related fees consist primarily of fees for custody rule examinations of registered investment advisers, including the issuance of an independent auditors report on controls over custody operations, an examination to report on controls applicable to certain of our client applications, Financial Intermediary Controls and Compliance Attestations for our mutual fund customers and U.S. Department of Housing and Urban Development attestations for Raymond James Bank.

[3] Tax fees includes tax compliance and consulting services related to federal and state tax returns.

[4] All Other Fees consist principally of consulting services related to certain regulatory filings and matters.

The Audit Committee has adopted a policy for pre-approving all audit and non-audit services provided by our independent auditors. The policy is designed to ensure that the auditor's independence is not impaired. The policy provides that, before the company engages the independent auditor to render any service, the engagement must be formally approved by the Audit Committee. All audit and non-audit services provided to the company and its subsidiaries by KPMG during fiscal year 2024 were formally approved.

Report of the Audit Committee

Members of the Audit Committee have reviewed and discussed with management and with representatives of KPMG LLP the consolidated financial statements for fiscal 2024 contained in our Annual Report on Form 10-K and the integrated audit of the consolidated financial statements and internal control over financial reporting for fiscal 2024. In addition, the Audit Committee has discussed with KPMG LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. The Audit Committee also received the written disclosures and the letter from KPMG LLP required by the applicable requirements of the PCAOB regarding independent auditor communications with the Audit Committee concerning independence, and discussed with KPMG LLP their independence from us and our management, and considered their independence in connection with any non-audit services provided. The Audit Committee also reviewed with KPMG LLP our critical accounting policies and practices and certain written communications between KPMG LLP and our management.

Based on the reviews and discussions referred to above, and in reliance on the representations of management and the independent registered public accounting firm's report with respect to the financial statements, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for fiscal 2024 for filing with the SEC. The Board approved the recommendation.

Management is responsible for our financial statements and the financial reporting process, including our system of internal controls. Our independent registered public accounting firm is responsible for the integrated audit of the consolidated financial statements and internal control over financial reporting in accordance with the standards of the PCAOB. The firm issues reports on our consolidated financial statements and the effectiveness of internal control over financial reporting.

The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent registered public accounting firm. The Audit Committee serves a Board-level oversight role, in which it provides advice, counsel and direction to management and the independent registered public accounting firm on the basis of the information it receives, discussions with management and the independent registered public accounting firm, and the experience of the Audit Committee's members in business, financial and accounting matters. In its oversight role, the Audit Committee relies on the work and assurances of our management, which has the primary responsibility for financial statements and reports, and of the independent registered public accounting firm, who, in their report, express an opinion on the conformity of our annual financial statements with U.S. generally accepted accounting principles.

Roderick C. McGeary, Chair
Marlene Debel
Anne Gates
Cecily M. Mistarz

Security Ownership Information

Security Ownership of Principal Shareholders

The following table sets forth the shares beneficially owned as of December 2, 2024, by each shareholder known to us to beneficially own more than 5% of the company's outstanding shares. The percentage of ownership indicated in the following table is based on 204,359,380 shares outstanding as of December 2, 2024.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
The Vanguard Group, Inc., 100 Vanguard Boulevard, Malvern, PA 19355	22,296,990 [1]	10.91%
Thomas A. James, Chair Emeritus, 880 Carillon Parkway, St. Petersburg, FL 33716	19,334,264 [2]	9.46%
BlackRock, Inc., 50 Hudson Yards, New York, NY 10001	13,629,231 [3]	6.67%
PRIMECAP Management Company, 177 E. Colorado Blvd., 11th Floor, Pasadena, CA 91105	12,317,607 [4]	6.03%
Wellington Management Group LLP, 280 Congress Street, Boston, MA 02210	11,292,257 [5]	5.53%

[1] On February 13, 2024, The Vanguard Group, Inc., on behalf of itself and certain of its affiliates (collectively, "Vanguard"), filed a Schedule 13G/A with the SEC indicating that Vanguard had shared voting power with respect to 239,361 shares, sole dispositive power with respect to 21,493,240 shares, and shared dispositive power with respect to 803,750 shares, of our common stock as of December 29, 2023.

[2] As of December 2, 2024, Mr. James had sole voting power with respect to 19,159,384 shares, shared voting power with respect to 174,880 shares, sole dispositive power with respect to 19,159,384 shares, and shared dispositive power with respect to 174,880 shares, of our common stock. Includes 519 shares subject to RSUs that will vest within 60 days.

[3] On November 12, 2024, BlackRock, Inc., on behalf of itself and certain of its affiliates (collectively, "BlackRock"), filed a Schedule 13G/A with the SEC indicating that BlackRock had sole voting power with respect to 12,277,835 shares and sole dispositive power with respect to 13,629,231 shares of our common stock as of September 30, 2024.

[4] On February 12, 2024, PRIMECAP Management Company, on behalf of itself and certain of its affiliates (collectively, "Primecap"), filed a Schedule 13G/A with the SEC indicating that Primecap had sole voting power with respect to 11,953,317 shares and sole dispositive power with respect to 12,317,607 shares of our common stock as of December 31, 2023.

[5] On February 8, 2024, Wellington Management Group LLP, on behalf of itself and certain of its affiliates (collectively, "Wellington"), filed a Schedule 13G with the SEC indicating that Wellington had shared voting power with respect to 10,373,173 shares and shared dispositive power with respect to 11,292,257 shares of our common stock as of December 29, 2023.

Security Ownership of Management

The following table lists the shares of common stock beneficially owned as of December 2, 2024, by (1) each director and director nominee, (2) each executive officer named in the Summary Compensation Table below, and (3) all current directors, director nominees and executive officers as a group. The percentage of ownership indicated in the following table is based on 204,359,380 of the company's shares outstanding on December 2, 2024.

Beneficial ownership has been determined according to SEC regulations and includes shares that may be acquired within 60 days after December 2, 2024, upon the vesting of RSUs. Unless otherwise indicated, all directors, director nominees and executive officers have sole voting and investment power with respect to the shares shown. No shares are pledged as security. Individual directors, director nominees and named executive officers, as well as directors, director nominees and executive officers as a group, beneficially owned less than 1% of the shares of common stock outstanding as of December 2, 2024.

Common Stock Beneficially Owned

Name	Shares of Common Stock	Number of Shares Subject to Exercisable Stock Options	Number of Shares Subject to Vesting of Restricted Stock Units	Total Number of Beneficially Owned Shares
James E. Bunn	83,848 [1]	—	14,523	98,371
Scott A. Curtis	170,419 [1]	—	3,112	173,531
Marlene Debel	5,856	—	—	5,856
Jeffrey N. Edwards	28,577	—	—	28,577
Benjamin C. Esty	27,527	—	—	27,527
Art A. Garcia	2,725	—	—	2,725
Anne Gates	12,581	—	—	12,581
Gordon L. Johnson	40,642	—	—	40,642
Bella Loykhter Allaire	85,065 [1]	—	2,853	87,918
Raymond W. McDaniel, Jr.	1,846	—	—	1,846
Roderick C. McGeary	20,087	—	—	20,087
Cecily M. Mistarz	—	—	—	—
Paul C. Reilly	285,040 [1]	—	29,460	314,500
Raj Seshadri	9,515	—	—	9,515
Paul M. Shoukry	35,546 [1]	—	5,309	40,855
All Directors and Executive Officers as a Group (24 persons)[2]	1,035,936 [1]	—	70,480	1,106,416

[1] Includes shares credited to Employee Stock Ownership Plan accounts.

[2] Includes directors, director nominees and current executive officers.

Stock Ownership Policy for Directors and Executive Officers

The Board maintains a Directors and Executive Officers Stock Ownership Policy that stipulates the following ownership levels of shares of our common stock that non-executive directors and executive officers are required to attain within five years of their election or the policy's most recent adoption/revision (November 21, 2019).

Title	Holding requirement	Valuation	What counts?
Non-executive Director	■■■■■ 5X annual retainer	Average of NYSE closing price during 60 days prior to measurement	• Shares owned directly or jointly with family members • Shares owned indirectly • Unvested time-based restricted stock and RSUs
Chief Executive Officer	■■■■■■■ 7X annual salary		
Executive Officers	■■■ 3X annual salary		

An individual's compliance with the policy is tested annually as of the last trading day of each fiscal year. Until the required ownership level is achieved, each individual must retain 100% of the net shares (after deductions for taxes or option exercise price) obtained through the company's share incentive plans.

The following table shows, as of September 30, 2024, the progress of our non-executive directors towards meeting the requirements of the policy.

Name	Year Service Commenced	Shares of Stock Held (#)	Restricted Stock Units Held (#)	Total Shares Held (#)	Share Ownership Goal Met[1]
Marlene Debel	2020	5,856	1,711	7,567	✓
Jeffrey N. Edwards	2014	28,577	1,711	30,288	✓
Benjamin C. Esty	2014	27,527	1,711	29,238	✓
Art A. Garcia	2023	2,725	1,711	4,436	—
Anne Gates	2018	12,581	1,711	14,292	✓
Gordon L. Johnson	2010	40,642	2,395	43,037	✓
Raymond W. McDaniel, Jr.	2023	1,846	1,711	3,557	—
Roderick C. McGeary	2015	20,087	1,711	21,798	✓
Cecily M. Mistarz	2024	—	1,186	1,186	—
Raj Seshadri	2019	9,515	1,711	11,226	✓

[1] Based on our current compensation practices, it is anticipated that Mr. Garcia, Mr. McDaniel and Ms. Mistarz will attain their share ownership goals within the time period prescribed by the policy.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires officers, directors and persons who beneficially own more than 10% of the company's shares to file reports of ownership on Form 3 and reports of changes in ownership on Forms 4 or 5 with the SEC. The reporting officers, directors and 10% shareholders are also required by SEC rules to furnish the company with copies of all Section 16(a) reports they file.

Based solely on its review of copies of such reports, the company believes that all Section 16(a) filing requirements applicable to its directors, officers and 10% shareholders were complied with during fiscal year 2024, except that, due to an administrative oversight by the company (i) each of reporting officers James E. Bunn, George Catanese, Scott A. Curtis, Jeffrey A. Dowdle, Tashtego S. Elwyn, Thomas A. James, Bella Loykhter Allaire, Jodi Perry, Steve M. Raney, Paul C. Reilly, Jonathan N. Santelli and Paul M. Shoukry filed one (1) Form 4 eight days late with respect to reporting the vesting of certain Performance RSU Awards, and (ii) Jonathan W. Oorlog, Jr. filed one Form 4 eight days late with respect to reporting the grant of a management RSU award.

Equity Compensation Plan Information

The following table summarizes equity compensation plan information for the plans approved by shareholders, as a group, and for the plans not approved by shareholders, as a group, in each case as of September 30, 2024. In accordance with SEC rules, the table below does not include our Profit Sharing Plan and Employee Stock Ownership Plan ("ESOP").

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)[1]	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excludes Securities Reflected in Column (a)) (c)
Equity compensation plans approved by shareholders[2]	123,375	$58.45	20,179,270 [3]
Equity compensation plans not approved by shareholders	—	—	—
Total	123,375	$58.45	20,179,270

[1] The weighted-average exercise price does not take into account the shares or restricted stock units issued under our restricted stock and employee stock purchase plans, which have no exercise price.

[2] Our Amended and Restated 2012 Stock Incentive Plan (the "2012 Plan") was most recently approved by our shareholders on February 23, 2023. Under the 2012 Plan, we may grant 15,400,000 new shares in addition to the shares available for grant under various predecessor plans.

[3] Includes 16,321,954 shares remaining available for issuance under the 2012 Plan and 3,857,316 shares remaining available for issuance under the 2003 Employee Stock Purchase Plan, as amended, as of September 30, 2024.

Political Contributions Disclosure

Public sector decisions can significantly affect Raymond James' clients and advisors, as well as our business strategy and prospects. For this reason, Raymond James participates in constructive engagement with government officials and policy-makers, and we encourage the private civic involvement of our employees, advisors and clients. Our engagement in the political process is grounded in, and guided by, our commitment to the interests of our clients and other stakeholders, and is subject to established procedures and guidelines in a manner that reflects our core values.

Raymond James does not use corporate funds directly for political contributions to candidates, political parties or political committees. We have not made, and do not intend to make, corporate payments to influence the outcome of ballot measures. Additionally, Raymond James does not undertake independent efforts in support of, or in opposition to, candidates, political parties or ballot measures. Finally, Raymond James does not contribute to "independent expenditure" committees organized under §527 of the Internal Revenue Code.

Raymond James is a member of a number of trade associations that may engage in political activities or make political contributions to federal and state candidates or political committees. We encourage our associates to support trade associations by sharing industry expertise via committee and working group participation, advocating for client interests as well as through contributions. The firm's main purpose for maintaining membership in trade associations is the business, technical, and industry benefits these organizations provide to our clients and other stakeholders. Trade organizations take a wide variety of positions on many political matters, not all of which Raymond James supports.

Relationships and Related Transactions

Introduction. In this section we disclose transactions involving the company where the amount involved exceeds $120,000 and any of the company's "related persons" has a direct or indirect material interest. As defined by SEC rules, related persons include our executive officers, directors, holders of more than 5% of our voting securities, immediate family members of the foregoing, and certain associated entities. SEC rules require that we disclose all such "related person transactions" that occurred since the beginning of our last completed fiscal year (October 1, 2023) to the filing date of this Proxy Statement, as well as any currently proposed transactions. We refer to this period below as the "reporting period." Accordingly, the dollar amounts set forth in this section, including compensation of certain individuals, do not reflect past fiscal year amounts only, but may include multiple annual bonus payments as well as certain future proposed payments.

Bank Transactions. In the ordinary course of our business, we make bank loans to, and hold bank deposits for, certain of our officers and directors, and also extend margin credit in connection with the purchase of securities to certain of our officers and directors who are affiliated with one of our broker-dealers, as permitted under applicable law, including the Sarbanes-Oxley Act ("SOX"). These transactions have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with non-affiliated persons, and do not involve more than normal risk of collectability or present other unfavorable features. We also, from time to time and in the ordinary course of our business, enter into transactions involving the purchase or sale of securities as principal from, or to, directors, officers and employees and accounts in which they have an interest. These purchases and sales of securities on a principal basis are effected on substantially the same terms as similar transactions with unaffiliated third parties.

Investments. We have from time to time established private investment funds to permit certain officers to participate in our merchant banking, venture capital and other similar activities by investing alongside the funds that we raise and manage for non-employee investors. Trusts benefiting family members of these officers have also invested in these funds. In addition, certain of our directors and executive officers from time to time may invest their personal monies in funds managed by our subsidiaries on substantially the same terms and conditions as other similarly situated investors in these funds who are neither directors nor officers. A family trust affiliated with Mr. Thomas A. James, our Chair Emeritus, liquidated a previously disclosed investment interest in an initial amount of $2,015,000 in a managed account with ClariVest Asset Management, LLC, an affiliate of the company. Mr. Robert M. Dutkowsky and his immediate family members maintained investment accounts with the company in respect of which they paid fees to the company in the aggregate amount of approximately $338,192 during the reporting period.

Art Collection. Thomas A. and Mary James permit us to display over 2,400 pieces from their nationally known art collection throughout the Raymond James home office complex, without charge to us. In return, we bear the cost of insurance and the direct and overhead costs of two full-time staff persons. They serve as curators for the collection, conduct tours and coordinate special events. They also collaborate with The James Museum of Western & Wildlife Art, a public art museum founded by Mr. James, to coordinate special exhibitions and the borrowing from and acquisition of works of art for the collection. The art collection at our corporate headquarters is a marketing attraction for businesses and other organizations, and we provide regular tours for clients, local schools, business groups and nonprofit organizations and the community at large. We continue to provide in-person and virtual art tours for special occasions. The total cost to us for these items during the reporting period was approximately $278,386.

Employment Relationships. Certain family members of our directors or executive officers are employed by the company and/or affiliated with certain of its subsidiaries. The following paragraph sets forth certain information about these relationships during the reporting period. As explained above, the individual compensation amounts set forth below cover a "reporting period" that is greater than a fiscal year and may include two annual bonus cycles.

Matthew Frey, the son-in-law of Paul C. Reilly, is an independent branch owner, manager and financial adviser affiliated with Raymond James Financial Services, Inc. and earned cash compensation (net of ordinary-course fees to the company) of $2,780,381 out of which he pays all general office expenses, payroll and other costs of branch operations, and splits net earnings with his partner. Christopher Shoukry, the brother of Paul M. Shoukry, serves as Director with Alex. Brown, a division of Raymond James & Associates, Inc., and earned cash compensation of $777,918. Andrew Booth, the son-in-law of former executive officer Jodi L. Perry, who was an executive officer during a portion of fiscal year 2024, serves as a Lead Analyst for IT Product Management in the IT Wealth Management department of Raymond James & Associates, Inc. and earned cash compensation of $172,081. Matthew Dowdle, a son of former executive officer Jeffrey A. Dowdle, who was an executive officer during fiscal year 2024, serves as an Investment Portfolio Associate with Raymond James & Associates, Inc. and earned cash compensation of $129,453.

Transactions with 5% Shareholders. We and our affiliates engage in ordinary-course trading arrangements relating to the placement of investment funds and ETFs on our Private Client Group platform, and other transactions or arrangements with, and may from time to time provide other ordinary-course investment banking or other financial services to, The Vanguard Group and its affiliates, related entities and clients. These transactions are negotiated on an arm's-length basis and contain customary terms and conditions. The Vanguard Group is an investment manager or sponsor to mutual funds that are investment options in our 401(k) Plan. The selection of the Vanguard mutual funds as investment options is unrelated to Vanguard's common stock ownership. We believe that the fees paid to The Vanguard Group through the Vanguard mutual funds are the same as the fees that are paid by the other holders of the same share class of those funds.

We and our affiliates engage in ordinary-course trading arrangements relating to the placement of investment funds and ETFs on our Private Client Group platform, and other transactions or arrangements with, and may from time to time provide other ordinary-course investment banking or other financial services to, BlackRock, Inc., and its affiliates, related entities and clients. These transactions are negotiated on an arm's–length basis and contain customary terms and conditions.

We and our affiliates engage in ordinary-course trading arrangements relating to the placement of investment funds and ETFs on our Private Client Group platform, and other transactions or arrangements with, and may from time to time provide other ordinary-course investment banking or other financial services to, PRIMECAP Management Company, and its affiliates, related entities and clients. These transactions are negotiated on an arm's–length basis and contain customary terms and conditions.

We and our affiliates engage in ordinary-course trading arrangements relating to corporate and municipal bonds, as well as structured products, and may from time to time provide other ordinary-course investment banking or other financial services to Wellington Management Group LLP and its affiliates, related entities and clients. These transactions are negotiated on an arm's-length basis and contain customary terms and conditions.

Related Person Transaction Policy

The N&CG Committee maintains Policies and Procedures with Respect to Related Person Transactions to address the review, approval, disapproval or ratification of related person transactions. "Related persons" include:

- the company's executive officers
- holders of more than 5% of the company's voting securities
- the company's directors

- immediate family members of the foregoing persons
- the company's director nominees

- any entity in which a person has a 5% or greater ownership interest or that is otherwise under the "control" of such person

A "related person transaction" means (with certain exceptions permitted by SEC rules) a transaction or series of transactions in which:

- the company participates

- the amount involved exceeds $120,000

- a related person has a direct or indirect material interest

Examples might include sales, purchases and transfers of real or personal property, use of property and equipment by lease or otherwise, services received or furnished and borrowings and lendings, including guarantees.

Management is required to present for the approval or ratification of the N&CG Committee all material information regarding an actual or potential related person transaction. The policy requires that, after reviewing such information, the disinterested members of the N&CG Committee will approve or disapprove the transaction. Approval will be given only if the N&CG Committee determines that such transaction is in, or is not inconsistent with, the best interests of the company and its shareholders. The policy further requires that in the event management becomes aware of a related person transaction that has not been previously approved or ratified, it must be submitted to the N&CG Committee promptly. The policy also permits the chair of the N&CG Committee to review and approve related person transactions in accordance with the terms of the policy between scheduled committee meetings. Any determination made pursuant to this delegated authority must be reported to the full N&CG Committee at the next regularly scheduled meeting.

Questions and Answers about the Annual Meeting

Why did I receive a Notice of Internet Availability of Proxy Materials or a Proxy Statement?

You have received a Notice of Internet Availability of Proxy Materials or proxy materials because Raymond James's Board of Directors is soliciting your proxy to vote your shares at the Annual Meeting on February 20, 2025. The materials include information that is designed to assist you in voting your shares and information that we are required to provide to you under the rules of the SEC. On January 8, 2025, we mailed either a Notice of Internet Availability of Proxy Materials or a package consisting of this Proxy Statement, a proxy card and the Annual Report on Form 10-K for the fiscal year ended September 30, 2024 ("Annual Report") to shareholders of record as of the close of business on December 18, 2024 ("Record Date").

Why did I receive a Notice of Internet Availability of Proxy Materials, but no proxy materials?

Again this year we are distributing our Proxy Statement, proxy card and the Annual Report to certain shareholders via the Internet under the SEC's "notice and access" rules. This approach conserves natural resources and reduces our printing and distribution costs, while providing a timely and convenient method of accessing the materials and voting. On January 8, 2025, we mailed a Notice of Internet Availability of Proxy Materials ("Notice") to participating shareholders. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the Proxy Statement and Annual Report on the Internet. The Notice also instructs you on how you may submit your proxy. If you received a Notice by mail and would like to receive a free printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the Notice.

How do I attend the Annual Meeting?

All shareholders are invited to attend the Annual Meeting.

What is a proxy?

A "proxy" is a written authorization from you to another person that allows such person (the "proxy holder") to vote your shares on your behalf. The Board of Directors is asking you to allow either of the following persons to vote your shares at the Annual Meeting: Paul C. Reilly, Chair and Chief Executive Officer, or Jonathan N. Santelli, General Counsel and Secretary.

Who is entitled to vote?

Each Raymond James shareholder of record on the Record Date for the Annual Meeting is entitled to vote at the Annual Meeting.

What is the difference between holding shares as a shareholder "of record" and as a "beneficial owner"?

- *Shareholders of Record.* You are a shareholder of record if at the close of business on the Record Date your shares were registered directly in your name with Computershare, our transfer agent.

- *Beneficial Owner.* You are a beneficial owner if at the close of business on the Record Date your shares were held by a brokerage firm or other nominee and not in your name. Being a beneficial owner means that, like most of our shareholders, your shares are held in "street name" (meaning in the name of your brokerage firm or other financial institution). As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares by following the voting instructions your broker or other nominee provides. If you do not provide your broker or nominee with instructions on how to vote your shares, your broker or nominee will only be permitted to vote your shares with respect to some of the proposals, but not all. Please see *"What if I return a signed proxy or voting instruction card, but do not specify how my shares are to be voted?"* for additional information.

- Raymond James has requested banks, brokerage firms and other nominees who hold Raymond James shares on behalf of beneficial owners of the shares as of the close of business on the Record Date to forward the Notice or proxy materials to those beneficial owners. Raymond James has agreed to pay the reasonable expenses of the banks, brokerage firms and other nominees for forwarding these materials.

How many votes do I have?

Every holder of a share of common stock on the Record Date will be entitled to one vote per share for each Director to be elected at the Annual Meeting and to one vote per share on each other matter presented at the Annual Meeting. On the Record Date there were 204,799,623 shares outstanding and entitled to vote at the Annual Meeting.

What proposals are being presented at the Annual Meeting?

Raymond James intends to present proposals numbered one through three for shareholder consideration and voting at the Annual Meeting. These proposals are for:

1. Election of the twelve (12) director nominees named in the Proxy Statement;

2. Advisory vote to approve executive compensation ("say-on-pay"); and

3. Ratification of the appointment of KPMG LLP as the company's independent registered public accounting firm.

Other than the matters set forth in this Proxy Statement and matters incident to the conduct of the Annual Meeting, Raymond James does not know of any business or proposals to be considered at the Annual Meeting. If any other business is proposed and properly presented at the Annual Meeting, the proxies received from our shareholders give the proxy holders the authority to vote on such matter in their discretion.

How does the Board of Directors recommend that I vote?

The Board of Directors recommends that you vote:

- FOR the election of the twelve (12) directors nominated by our Board and named in this proxy statement;

- FOR the approval, on an advisory basis, of the compensation of our named executive officers ("say-on-pay"); and

- FOR ratification of the appointment of KPMG LLP as the company's independent registered public accounting firm.

How do I vote and what are the voting deadlines?

You may vote your shares at the Annual Meeting or by proxy. There are three ways to vote by proxy:

- *Via the Internet:* You can submit a proxy via the Internet until 11:59 p.m. Eastern Time on February 19, 2025, by accessing the website at **www.proxyvote.com** and following the instructions you will find on the website. Internet proxy submission is available 24 hours a day. You will be given the opportunity to confirm that your instructions have been properly recorded.

- *By Mail:* If you have received your proxy materials by mail, you can vote by marking, dating and signing your proxy card and returning it by mail in the enclosed postage-paid envelope. If you hold your shares in an account with a bank or broker (i.e., in "street name"), you can vote by following the instructions on the voting instruction card provided to you by your bank or broker. Proxy cards returned by mail must be received no later than the close of business on February 19, 2025.

- *By Telephone:* You can submit a proxy by telephone until 11:59 p.m. Eastern Time on February 19, 2025, by calling toll-free 1-800-690-6903 (from the U.S. and Canada) and following the instructions.

If your Raymond James shares are held in a bank or brokerage account, you should promptly contact your bank or broker to obtain a written legal proxy in time to vote your shares at the meeting. Obtaining this proxy may take substantial time. If you do not obtain a legal proxy from your bank or broker, you will not be entitled to vote your shares, but you can still attend the Annual Meeting.

Even if you plan to be present at the Annual Meeting, we encourage you to vote your shares by proxy using one of the methods described above. Raymond James shareholders of record who attend the meeting may vote their shares in person, even though they have sent in proxies.

What if my shares are held in the Raymond James ESOP?

For participants in the Raymond James Employee Stock Ownership Plan (the "ESOP"), your shares will be voted as you instruct the trustee of the ESOP. There are three ways to vote: via the Internet, by returning your proxy card, or by telephone. Please follow the instructions included on your proxy card on how to vote using one of the three methods. Your vote will serve as voting instructions to the trustee of the ESOP for shares allocated to your account. If you do not vote shares allocated to your account held in the ESOP, your shares will nevertheless be voted by the trustee in the same proportion as it votes the shares of ESOP participants who have instructed the trustee on how to vote. You cannot vote your ESOP shares at the meeting. ***To allow sufficient time for voting by the trustee of the ESOP, your voting instructions must be received no later than 5:00 p.m. Eastern Time on February 17, 2025.***

May I change or revoke my vote?

Yes. You may change your vote in one of several ways at any time before it is exercised:

- Grant a subsequent proxy via the Internet or telephone;

- Submit another proxy card (or voting instruction card) with a date later than your previously delivered proxy;

- Notify our company secretary in writing before the Annual Meeting that you are revoking your proxy or, if you hold your shares in "street name," follow the instructions on the voting instruction card; or

- If you are a shareholder of record, or a beneficial owner with a proxy from the shareholder of record, vote in person at the Annual Meeting.

What will happen if I do not vote my shares?

- *Shareholders of Record*. If you are the shareholder of record of your shares and you do not vote in person at the Annual Meeting, or by proxy via the Internet, by mail, or by telephone, your shares will not be voted at the Annual Meeting.

- *Beneficial Owners*. If you are the beneficial owner of your shares, your broker or nominee may vote your shares only on those proposals on which it has discretion to vote. Under the rules of the NYSE, your broker or nominee has discretion to vote your shares on routine matters, such as Proposal 3, but does not have discretion to vote your shares on non-routine matters, such as Proposals 1 and 2. Therefore, if you do not instruct your broker as to how to vote your shares on Proposals 1 or 2, this would be a "broker non-vote," and your shares would not be counted as having been voted on the applicable proposal. We therefore strongly encourage you to instruct your broker or nominee on how you wish to vote your shares.

What is the effect of a broker non-vote or abstention?

Under NYSE rules, brokers or other nominees who hold shares for a beneficial owner have the discretion to vote on a limited number of "routine" proposals when they have not received voting instructions from the beneficial owner at least ten days prior to the Annual Meeting. A "broker non-vote" occurs when a broker or other nominee does not receive such voting instructions and does not have the discretion to vote the shares. Pursuant to our By-laws, broker non-votes and abstentions are not counted as "votes cast" on such matter, but are counted for quorum purposes.

What if I return a signed proxy or voting instruction card, but do not specify how my shares are to be voted?

- *Shareholders of Record.* If you are a shareholder of record and you submit a signed proxy, but you do not provide voting instructions, all of your shares will be voted FOR Proposals 1, 2 and 3.

- *Beneficial Owners.* If you are a beneficial owner and you do not provide the broker or other nominee that holds your shares with voting instructions, the broker or other nominee will determine if it has the discretionary authority to vote on the particular matter. Under NYSE rules, brokers and other nominees have the discretion to vote on routine matters, such as Proposal 3, but do not have discretion to vote on non-routine matters, such as Proposals 1 and 2. Therefore, if you do not provide voting instructions to your broker or other nominee, your broker or other nominee may only vote your shares on Proposal 3 and any other routine matters properly presented for a vote at the Annual Meeting.

What does it mean if I receive more than one Notice of Internet Availability of Proxy Materials or set of printed proxy materials?

It means you own Raymond James shares in more than one account, such as individually and jointly with your spouse. Please vote all of your shares. Beneficial owners sharing an address who are receiving multiple copies of the proxy materials may contact their broker, bank or other nominee to request that only a single copy of such document(s) be mailed to all shareholders at the shared address in the future. In addition, if you are the beneficial owner, your broker, bank or other nominee may deliver only one copy of the proxy materials to multiple shareholders who share an address unless that broker, bank or other nominee has received contrary instructions from one or more of the beneficial owners. Raymond James will deliver promptly, upon request, a separate copy of the proxy materials to a shareholder at a shared address to which a single copy of such document(s) was delivered. Shareholders who wish to receive a separate written copy of such documents, now or in the future, should submit their request to our company secretary by writing Raymond James Financial, Inc., Attn: Jonathan N. Santelli, General Counsel and Secretary, 880 Carillon Parkway, St. Petersburg, Florida 33716.

What is a quorum?

A quorum is necessary to hold a valid meeting. The presence, in person or by proxy, of shareholders representing a majority of the outstanding capital stock of the company entitled to vote at the meeting constitutes a quorum for the conduct of business.

Questions and Answers about the Annual Meeting

What vote is required in order to approve each proposal?

For Proposals 1, 2 and 3, the affirmative vote of a majority of the "votes cast" on such proposal at the Annual Meeting is required. Our By-laws provide that a majority of the votes cast means that the number of shares voted "for" a proposal must exceed the number of shares voted "against" such proposal. Abstentions and broker non-votes, if any, are not counted as "votes cast" with respect to such proposal. (In the case of any contested director election, directors are elected by a plurality of the "votes cast.")

How will voting on any other business be conducted?

Other than the matters set forth in this Proxy Statement and matters incident to the conduct of the Annual Meeting, we do not know of any business or proposals to be considered at the Annual Meeting. If any other business is proposed and properly presented at the Annual Meeting, the persons named as proxies will vote on the matter in their discretion.

What happens if the Annual Meeting is adjourned or postponed?

Your proxy will still be effective and will be voted at the rescheduled Annual Meeting. You will still be able to change or revoke your proxy until it is voted.

Who will count the votes?

Our general counsel and company secretary will act as the inspector of election and will tabulate the votes.

How can I find the results of the Annual Meeting?

Preliminary results will be announced at the Annual Meeting. Final results will be published in a Current Report on Form 8-K that we will file with the SEC within four (4) business days after the Annual Meeting.

Who is paying for the costs of this proxy solicitation?

We will bear the expense of soliciting proxies. We have retained MacKenzie Partners, Inc., to solicit proxies for a fee of approximately $16,500 plus a reasonable amount to cover expenses. Proxies may also be solicited in person, by telephone or electronically by Raymond James personnel who will not receive additional compensation for such solicitation. Copies of proxy materials and our Annual Report will be supplied to brokers and other nominees for the purpose of soliciting proxies from beneficial owners, and we will reimburse such brokers or other nominees for their reasonable expenses.

Additional Information

Costs of Solicitation

The cost of solicitation of proxies will be paid by Raymond James. We have retained MacKenzie Partners, Inc., to solicit proxies for a fee of approximately $16,500 plus a reasonable amount to cover expenses. Proxies may also be solicited in person, by telephone or electronically by Raymond James personnel who will not receive additional compensation for such solicitation. Copies of proxy materials and our Annual Report on Form 10-K will be supplied to brokers and other nominees for the purpose of soliciting proxies from beneficial owners, and we will reimburse such brokers or other nominees for their reasonable expenses.

Principal Executive Offices

The principal executive offices of Raymond James are located at 880 Carillon Parkway, St. Petersburg, Florida 33716, and the telephone number there is 727-567-1000.

Shareholder Proposals for the 2026 Annual Meeting

Shareholder Proposals for Inclusion in Our Proxy Materials. In accordance with the rules established by the SEC, any shareholder proposal submitted pursuant to Rule 14a-8 under the Exchange Act intended for inclusion in the proxy statement for next year's annual meeting of shareholders must be received by the company no later than 120 days before the anniversary of the date of this proxy statement (e.g., not later than September 10, 2025). Such proposals should be sent in writing to Raymond James Financial, Inc., Attn: Jonathan N. Santelli, General Counsel and Company Secretary, 880 Carillon Parkway, St. Petersburg, Florida 33716. To be included in the Proxy Statement, the proposal must comply with the requirements of Rule 14a-8.

Director Nominations Under Our Proxy Access By-law. The Company's By-laws provide for a right of proxy access. This By-law enables shareholders, under specified conditions, to include their nominees for election as directors in the company's proxy statement. Under our By-laws, a shareholder (or group of up to 20 shareholders) who has continuously owned at least 3% of the company's outstanding shares for at least three consecutive years may nominate up to the greater of 20% of the Board or two directors and have such nominee(s) included in the company's proxy statement, if the shareholder(s) and the nominee(s) satisfy the applicable requirements set forth in the By-laws. Notice of nominees must generally be provided to our company secretary not less than 90 nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. The period under our By-laws for receipt of such proposals for the 2026 annual meeting is thus from October 23, 2025 to November 22, 2025.

Director Nominations and Other Proposals Not for Inclusion in Our Proxy Materials. A shareholder also may propose business for consideration or nominate persons for election to the Board at our Annual Meeting that will not be included in our proxy statement. Under our By-laws, notice of such a proposal or nomination must generally be provided to our company secretary not less than 90 nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. The period under our By-laws for receipt of such proposals for next year's meeting is thus from October 23, 2025 to November 22, 2025. In addition, shareholders who intend to solicit proxies in support of director nominees other than the company's nominees also must comply with the additional requirements of Rule 14a-19(b) of the Exchange Act.

If a shareholder fails to meet these deadlines and fails to satisfy the requirements of Rule 14a-4 of the Exchange Act, we may exercise discretionary voting authority under proxies we solicit to vote on any such proposal as we determine appropriate.

United States Securities and Exchange Commission Reports

A copy of the company's Annual Report on Form 10-K, including financial statements, for the fiscal year ended September 30, 2024 (the "Annual Report"), is being furnished or made available concurrently herewith to all shareholders holding shares as of the Record Date. Please read it carefully.

Shareholders may also obtain additional copies of the Annual Report, without charge, by visiting the company's website at **www.raymondjames.com** or by submitting a request to our general counsel and company secretary by writing Raymond James Financial, Inc., Attn: General Counsel and Company Secretary, 880 Carillon Parkway, St. Petersburg, Florida 33716. Upon request to our company secretary, the exhibits set forth on the exhibit index of the Annual Report may be made available at a reasonable charge (which will be limited to our reasonable expenses in furnishing such exhibits).

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for the Notice (or proxy materials in the case of shareholders who receive paper copies of such materials) with respect to two or more shareholders sharing the same address by delivering a single Notice (or set of paper proxy materials) addressed to those shareholders. This process, which is commonly referred to as "householding," potentially means extra convenience for shareholders and cost savings for companies.

A number of banks and brokers with account holders who are beneficial holders of the company's shares will be householding the company's Notice (or proxy materials). Accordingly, a single copy of the Notice (or proxy materials) will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. To receive a separate copy of the Notice (or proxy materials), or if, at any time, you no longer wish to participate in householding and would prefer to receive separate copies of any future notices (or proxy materials), please notify your bank or broker, or contact our general counsel and company secretary at 727-567-5185 or by mail to Raymond James Financial, Inc., Attn: Jonathan N. Santelli, General Counsel and Company Secretary, 880 Carillon Parkway, St. Petersburg, Florida 33716. The company undertakes, upon oral or written request to the address or telephone number above, to deliver promptly a separate copy of the company's notices (or proxy materials) to a shareholder at a shared address to which a single copy of the applicable document was delivered. Shareholders who currently receive multiple copies of the Notice or proxy materials at their address and would like to request householding of their communications should contact their bank or broker or the company's Investor Relations Department at the contact address and telephone number provided above.

Appendix A

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures (Unaudited)

We utilize certain non-GAAP financial measures as additional measures to aid in, and enhance, the understanding of our financial results and related measures. These non-GAAP financial measures include adjusted net income available to common shareholders, adjusted pre-tax income, adjusted pre-tax margin, adjusted earnings per common share (diluted), and adjusted return on common equity. We believe certain of these non-GAAP financial measures provide useful information to management and investors by excluding certain material items that may not be indicative of our core operating results. We utilize these non-GAAP financial measures in assessing the financial performance of the business, as they facilitate a meaningful comparison of current- and prior-period results. In the following tables, the tax effect of non-GAAP adjustments reflects the statutory rate associated with each non-GAAP item. These non-GAAP financial measures should be considered in addition to, and not as a substitute for, measures of financial performance prepared in accordance with GAAP. In addition, our non-GAAP financial measures may not be comparable to similarly titled non-GAAP financial measures of other companies. The following tables provide a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures for the periods indicated.

The three-year average Adjusted ROE applied to determine vesting of the 2021 awards was calculated using the Adjusted ROE figures set forth in our 2024 Annual Report on Form 10-K filed with the SEC on November 26, 2024.

	Year ended September 30,		
$ in millions	2024	2023	2022
Net income available to common shareholders	$2,063	$1,733	$1,505
Non-GAAP adjustments:			
Expenses related to acquisitions:			
Compensation, commissions and benefits:			
Acquisition-related retention [1]	42	70	58
Other acquisition-related compensation	—	10	2
Total "Compensation, commissions and benefits" expense	42	80	60
Communications and information processing	2	2	—
Professional fees	4	3	12
Bank loan provision for credit losses — Initial provision for credit losses on acquired loans [2]	—	—	26
Other:			
Amortization of identifiable intangible assets [3]	44	45	33
Initial provision for credit losses on acquired lending commitments [2]	—	—	5
All other acquisition-related expenses	5	—	11
Total "Other" expense	49	45	49
Total expenses related to acquisitions	97	130	147
Other - Insurance settlement received [4]	—	(32)	—
Pre-tax impact of non-GAAP adjustments	97	98	147
Tax effect of non-GAAP adjustments	(23)	(25)	(37)
Total non-GAAP adjustments, net of tax	74	73	110
Adjusted net income available to common shareholders	$2,137	$1,806	$1,615
Pre-tax income	$2,643	$2,280	$2,022
Pre-tax impact of non-GAAP adjustments (as detailed above)	97	98	147
Adjusted pre-tax income	$2,740	$2,378	$2,169

$ in millions, except per share amounts	Year ended September 30,		
	2024	**2023**	**2022**
Pre-tax margin [5]	**20.6%**	19.6%	18.4%
Impact of non-GAAP adjustments on pre-tax margin:			
Expenses related to acquisitions:			
Compensation, commissions and benefits:			
Acquisition-related retention [1]	**0.4%**	0.6%	0.5%
Other acquisition-related compensation	**—%**	0.1%	—%
Total "Compensation, commissions and benefits" expense	**0.4%**	0.7%	0.5%
Communications and information processing	**—%**	—%	—%
Professional fees	**—%**	0.1%	0.1%
Bank loan provision for credit losses — Initial provision for credit losses on acquired loans [2]	**—%**	—%	0.2%
Other:			
Amortization of identifiable intangible assets [3]	**0.3%**	0.4%	0.3%
Initial provision for credit losses on acquired lending commitments [2]	**—%**	—%	0.1%
All other acquisition-related expenses	**0.1%**	—%	0.1%
Total "Other" expense	**0.4%**	0.4%	0.5%
Total expenses related to acquisitions	**0.8%**	1.2%	1.3%
Other — Insurance settlement received [4]	**—%**	(0.3%)	—%
Total non-GAAP adjustments	**0.8%**	0.9%	1.3%
Adjusted pre-tax margin [5]	**21.4%**	20.5%	19.7%
Earnings per common share (diluted) [6]	**$9.70**	$7.97	$6.98
Impact of non-GAAP adjustments on earnings per common share (diluted):			
Expenses related to acquisitions:			
Compensation, commissions and benefits:			
Acquisition-related retention [1]	**0.20**	0.32	0.27
Other acquisition-related compensation	**—**	0.05	0.01
Total "Compensation, commissions and benefits" expense	**0.20**	0.37	0.28
Communications and information processing	**0.01**	0.01	—
Professional fees	**0.02**	0.01	0.06
Bank loan provision for credit losses — Initial provision for credit losses on acquired loans [2]	**—**	—	0.12
Other:			
Amortization of identifiable intangible assets [3]	**0.21**	0.21	0.15
Initial provision for credit losses on acquired lending commitments [2]	**—**	—	0.02
All other acquisition-related expenses	**0.02**	—	0.05
Total "Other" expense	**0.23**	0.21	0.22
Total expenses related to acquisitions	**0.46**	0.60	0.68
Other — Insurance settlement received [4]	**—**	(0.15)	—
Tax effect of non-GAAP adjustments	**(0.11)**	(0.12)	(0.17)
Total non-GAAP adjustments, net of tax	**0.35**	0.33	0.51
Adjusted earnings per common share (diluted) [6]	**$10.05**	$8.30	$7.49

$ in millions	Year ended September 30,		
	2024	**2023**	**2022**
Average common equity [7]	**$10,893**	$9,791	$8,836
Impact of non-GAAP adjustments on average common equity:			
Expenses related to acquisitions:			
Compensation, commissions and benefits:			
Acquisition-related retention [1]	**22**	35	27
Other acquisition-related compensation	**—**	4	1
Total "Compensation, commissions and benefits" expense	**22**	39	28
Communications and information processing	**—**	1	—
Professional fees	**2**	1	6
Bank loan provision for credit losses — Initial provision for credit losses on acquired loans [2]	**—**	—	10
Other:			
Amortization of identifiable intangible assets [3]	**22**	22	16
Initial provision for credit losses on acquired lending commitments [2]	**—**	—	2
All other acquisition-related expenses	**2**	—	6
Total "Other" expense	**24**	22	24
Total expenses related to acquisitions	**48**	63	68
Other — Insurance settlement received [4]	**—**	(26)	—
Tax effect of non-GAAP adjustments	**(12)**	(9)	(17)
Total non-GAAP adjustments, net of tax	**36**	28	51
Adjusted average common equity [7]	**$10,929**	$9,819	$8,887
Return on common equity [8]	**18.9%**	17.7%	17.0%
Adjusted return on common equity [8]	**19.6%**	18.4%	18.2%

[1] Includes acquisition-related compensation expenses primarily arising from equity and cash-based retention awards issued in conjunction with acquisitions in prior years. Such retention awards are generally contingent upon the post-closing continuation of service of certain associates who joined the firm as part of such acquisitions and are expensed over the requisite service period.

[2] Our results for the twelve months ended September 30, 2022 included an initial provision for credit losses on loans and lending commitments acquired as part of our acquisition of TriState Capital Holdings, Inc. amounting to $26 million (included in "Bank loan provision for credit losses") and $5 million (included in "Other" expense), respectively. These provisions were required under U.S. generally accepted accounting principles to be recorded in earnings in the reporting period following the acquisition date.

[3] Amortization of identifiable intangible assets, which was included in "Other" expense, included amortization of identifiable intangible assets arising from our acquisitions.

[4] The twelve months ended September 30, 2023 included the favorable impact of a $32 million insurance settlement received during the period related to a previously settled legal matter. This item has been reflected as an offset to Other expenses. In the computation of our non-GAAP financial measures, we have reversed the favorable impact of this item on adjusted pre-tax income and adjusted net income available to common shareholders.

[5] Pre-tax margin is computed by dividing pre-tax income by net revenues for each respective period or, in the case of adjusted pre-tax margin, computed by dividing adjusted pre-tax income by net revenues for each respective period.

[6] Earnings per common share (diluted) is computed by dividing net income (less allocation of earnings and dividends to participating securities) by weighted-average diluted common shares outstanding for each respective period or, in the case of adjusted earnings per common share (diluted), computed by dividing adjusted net income (less allocation of earnings and dividends to participating securities) by weighted-average diluted common shares outstanding for each respective period.

[7] Average common equity is computed by adding the total common equity attributable to Raymond James Financial, Inc. as of each quarter-end date during the indicated period to the beginning of year total, and dividing by five. Adjusted average common equity is computed by adjusting for the impact on average common equity of the non-GAAP adjustments, as applicable for each respective period.

[8] Return on common equity is computed by dividing net income by average common equity for each respective period or, in the case of adjusted return on common equity, computed by dividing adjusted net income available to common shareholders by adjusted average equity for each respective period.

RAYMOND JAMES®

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